
07042464

Annual Report 2006



to better address expanded printing opportunities, such as outdoor signage, industrial printing, digital publishing and vertical printing applications, and to sell print management solutions more effectively. We intend to grow our market share in these areas.

Personal Systems

Our personal systems group is focused on driving highly personalized, always-connected, mobile computing experiences across our customer segments.

People around the world are increasingly using smart mobile devices to communicate and access their personal and professional digital content. Our strategy with mobile devices, such as notebooks and handhelds, is to engineer complexity away from the user and move more intelligence into the back-end network, where we deliver solutions to our service provider customers.

As homes become Internet-enabled and wireless, we see great potential in connecting our range of products (for example, TVs, printers, PCs, storage, servers and networking) to create a new, managed home experience. This will help our customers more easily access and manage their personal, professional and entertainment content throughout their homes. And our recent acquisition of VoodooPC extends our presence in the home to a young, fast-growing gaming market with an advanced, highly personalized, "*gamer-centric*" product portfolio.

Technology Solutions

Our enterprise business is focused on helping customers run their businesses on an automated, 24x7, "lights-out" IT infrastructure. Our own internal IT transformation involves building six next-generation data centers, which also will serve as one of the world's best R&D labs for developing our products. Our IT operations will feature all of the products, services and solutions we offer to enterprise customers. For example, we are applying our blade storage and server products to maximize computing power in the smallest physical space. We are using HP dynamic smart cooling to become significantly more energy efficient. With virtualization technology, we are improving utilization rates across all of our IT resources.

The centerpiece of our enterprise solutions is HP software and services. We believe that business technology optimization software is one of the best paths for us to boost the value we offer enterprise customers, enabling them to increase the efficiency of their IT spend, automate their operations and achieve better business outcomes. That is why we acquired Mercury Interactive Corporation.

Looking Forward

In summary, we made progress in fiscal year 2006, but there is still more work ahead. As we drive the industry trends that play to HP's strengths, we have much more to accomplish to fully realize our potential. We need to make it easier to do business with HP. We need to better align our human and financial capital to fuel growth and simultaneously take out costs. As we improve in these areas, we expect to increase stockholder value and continue to work toward establishing HP as the world's leading IT company.

Sincerely,



Mark V. Hurd
Chairman, Chief Executive Officer and President

[1] Fiscal year 2006 non-GAAP EPS of $2.38 per share equals GAAP diluted EPS of $2.18 per share plus the sum of $0.21 per share relating to charges associated with the amortization of purchased intangible assets, $0.06 per share relating to restructuring charges and $0.02 per share relating to in-process research and development charges, less a $0.01 per share net investment gain and $0.08 per share relating to taxes associated with those adjustments. HP's management uses non-GAAP EPS to evaluate and forecast HP's performance before gains, losses or other charges that are considered by HP's management to be outside of HP's core business segment operating results. HP believes that presenting non-GAAP EPS in addition to GAAP diluted EPS provides investors with greater transparency to the information used by HP's management in its financial and operational decision-making. HP further believes that providing this additional non-GAAP information helps investors understand HP's operating performance and evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance. This additional non-GAAP information is not intended to be considered in *isolation or as a substitute for* GAAP diluted EPS.

HP's Executive Team

Mark V. Hurd
Chairman, Chief Executive Officer and President

R. Todd Bradley
Executive Vice President, Personal Systems Group

Charles N. Charnas
Acting General Counsel, Vice President and Assistant Secretary

Vyomesh I. Joshi
Executive Vice President, Imaging and Printing Group

Catherine A. Lesjak
Executive Vice President and Chief Financial Officer (*effective December 2006*)

Ann M. Livermore
Executive Vice President, Technology Solutions Group

Catherine T. Lyons
Executive Vice President and Chief Marketing Officer

Randall D. Mott
Executive Vice President and Chief Information Officer

Marcela Perez de Alonso
Executive Vice President, Human Resources

Shane V. Robison
Executive Vice President and Chief Strategy & Technology Officer

Robert P. Wayman
Executive Vice President and Chief Financial Officer (retired December 2006)

Operational Efficiency

As we pursue more growth, we will simultaneously improve our efficiency to increase our speed and effectiveness in the marketplace.

Last year, we streamlined our company's structure, reduced organizational matrices and removed approximately three layers of management. We folded our Global Operations function into our business groups to increase accountability, efficiency and speed, and we lowered costs by substantially completing our restructuring program. The full cost benefit of these efforts will be seen in fiscal year 2007.

Moving forward, we see many more opportunities to lower costs. We view our total cost envelope as revenue minus operating profit. In this context, we think the $85.1 billion in fiscal year 2006 costs includes a number of areas to optimize — from real estate to procurement to IT to supply chain, to name just a few. We know a lot more today than we did last year. In real estate alone, we now know costs by employee, business group, country, region and site. We are applying this level of analysis to virtually all areas of the company, scrutinizing how every expense supports our strategy.

Capital Strategy

As we lower costs, we free up capital to invest in growth. We plan to use these resources to grow market share, increase margins and invest in long-term competitiveness.

One example of where we are investing financial capital is in our IT operations. We expect this to result in four business benefits. First, we will lower our costs while increasing capability. Second, we will get better information for running our business and serving customers. Third, we will lower our business risk by having better control of our infrastructure. And fourth, we will do it all with HP technology. We will make our own IT organization the world's best showcase of HP technology, turning what we are doing for ourselves into a comprehensive offering for customers.

Another place we are investing in for growth is our employees. HP is made up of great people who do great work every day. To improve our talent advantage, we will offer programs that give them opportunities to grow and increase their ability to compete. We will provide incentives and rewards to employees who focus on the customer, deliver on their objectives and help HP win. At the end of the day, HP's success is a direct function of our employees' success.

Business Group Strategies

Having a portfolio of three globally scaled businesses creates additional leverage points in several areas across the company, including research and development, sales, marketing and operations. Each of HP's business groups has a strategy for driving market leadership, and all take advantage of these leverage points in the execution of their strategies.

Imaging and Printing

Our imaging and printing business is focused on driving the transformation of a mostly analog printing world to one that is all digital. Simply put, the opportunity is to expand our leadership in *printers* to leadership in *printing*.

For example, as the Internet continues to foster the sharing and printing of digital images, our online photo service, Snapfish by HP, positions us well to lead this new printing ecosystem — powered entirely by HP infrastructure — from our commercial printers and enterprise infrastructure to our retail kiosks and partnerships.

Last year, we acquired the assets of Scitex Vision, a leader in industrial ultra-wide-format digital printing. As we integrate Scitex's capabilities with the high-end digital commercial printing capabilities of HP's Indigo business unit, we expect HP to become the dominant player in both of these rapidly growing digital printing markets.

We also introduced Edgeline printing, one result of a multi-year, $1.6 billion R&D investment in HP inkjet technology. Edgeline printing broadens our position in the enterprise and graphic arts printing markets, offering customers the high quality and low total cost of ownership of ink with the speed of laser printing.

Additionally, as enterprise printing is increasingly moving under the control of chief information officers, we began hiring an enterprise printing sales force

Dear Fellow Stockholders,

HP made solid progress this past year toward our goal of becoming the world's leading IT company. We want to create the best technology on the planet — and be the best at selling, servicing and supporting that technology. To get there, we are focusing our portfolio of products and services on simplifying our customers' experiences with technology and helping them do what they want to do, wherever they are.

For example, in our enterprise business, we are working on helping our customers run their businesses with automated, super-efficient data centers. In our imaging and printing business, we are helping customers more rapidly achieve the benefits of printing from a digital source in areas such as commercial printing and retail photo printing. And in our personal systems business, we are working to empower customers with simple, always-connected, mobile computing experiences at work, at home or on the go.

While we worked toward these strategic goals, we also improved the health of our financials. Our revenue increased 6 percent in fiscal year 2006 to $91.7 billion. Non-GAAP EPS increased 47 percent to $2.38[1], and GAAP diluted EPS increased 166 percent to $2.18. And we generated record cash flow from operations of $11.4 billion. We also achieved the most balanced profit mix by business group that HP has seen in years.

Yet, we still have a lot more work ahead. We are a company that is transforming — not one that has transformed. We have to make it easier for customers to do business with HP. We have to capture more growth opportunities, improve our capital allocation, become more efficient and continue to execute consistently.

As we work through this process, we will continue to build on our rich legacy of responsible conduct wherever we do business. We will adhere to our core values and operate every day with uncompromising integrity.

Operating Framework

Last year, we introduced an operating framework for managing the company and guiding our strategic decisions. It is based on the disciplined management of three interrelated business levers: targeted growth, operational efficiency and capital strategy. We took several steps forward this year in each of these areas, but also see room for more improvement.

Targeted Growth

We have put a lot of effort into analyzing our future growth opportunities by customer segment, by business group and by geography.

One way for us to capitalize on these opportunities is to improve our go-to-market effectiveness. For years, the company has operated under the philosophy that if we build great technology, customers will seek it out. While that has served us well, we are confident we can improve our growth prospects if we become as good at selling our technology as we are at inventing it. We have comprehensively analyzed our sales force to ensure we have enough account managers with the right skills, placed on the right accounts and in the right regions, and aligned with the right growth opportunities. We think this will improve sales results and lower field selling costs.

Our channel partners are another area where HP can improve go-to-market effectiveness. Last year, we rolled out several new programs to increase clarity and accountability in how we serve customers. We added new incentive plans to drive more profitable growth for both HP and our partners — encouraging greater attach rates and sales of bundled HP solutions. However, we still have work to do to make sure these programs achieve their intended outcomes.

We are investing in training our sales force and our channel partners to become better strategic partners to our customers — so they can have the same high-quality experience around the globe whether they work with HP or with our partners. Earning customer loyalty and respect through better experiences is critical to improving our growth potential.

Finally, to drive growth and achieve a higher return on investment, we need to better align marketing with sales — targeting investments where we want to generate more demand and interacting with customers where they spend more of their time, such as on the Internet.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: October 31, 2006

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-4423

HEWLETT-PACKARD COMPANY

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**94-1081436** (I.R.S. employer identification no.)
3000 Hanover Street, Palo Alto, California (Address of principal executive offices)	**94304** (Zip code)

Registrant's telephone number, including area code: **(650) 857-1501**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	New York Stock Exchange
Liquid Yield Option™ Notes due 2017	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates was $90,860,054,190 based on the last sale price of common stock on April 28, 2006.

The number of shares of HP common stock outstanding as of November 30, 2006 was 2,720,808,149 shares.

DOCUMENTS INCORPORATED BY REFERENCE DOCUMENT DESCRIPTION	10-K PART
Portions of the Registrant's notice of annual meeting of stockholders and proxy statement to be filed pursuant to Regulation 14A within 120 days after Registrant's fiscal year end of October 31, 2006 are incorporated by reference into Part III of this Report.	III

Hewlett-Packard Company

Form 10-K

For the Fiscal Year Ended October 31, 2006

Table of Contents

Forward-Looking Statements

This Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7, contains forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the results of Hewlett-Packard Company and its consolidated subsidiaries ("HP") may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to any projections of revenue, margins, expenses, tax provisions, earnings, cash flows, benefit obligations, share repurchases or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of cost reduction programs and restructuring plans; any statements concerning expected development, performance or market share relating to products or services; any statements regarding future economic conditions or performance; any statements regarding pending investigations, claims or disputes; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include macroeconomic and geopolitical trends and events; the execution and performance of contracts by customers, suppliers and partners; the challenge of managing asset levels, including inventory; the difficulty of aligning expense levels with revenue changes; assumptions related to pension and other post-retirement costs; expectations and assumptions relating to the execution and timing of cost reduction programs and restructuring plans; the outcome of pending legislation and accounting pronouncements; the resolution of pending investigations, claims and disputes; and other risks that are described herein, including but not limited to the items discussed in "Risk Factors" in Item 1A of this report, and that are otherwise described or updated from time to time in HP's Securities and Exchange Commission reports. HP assumes no obligation and does not intend to update these forward-looking statements.

Reclassifications

HP has made certain reclassifications to its Consolidated Balance Sheet as of October 31, 2006 and its Consolidated Statement of Cash Flows for the fiscal year ended October 31, 2006 since HP reported its preliminary fourth quarter financial results on November 16, 2006. These reclassifications were made in connection with the completion of an extensive internal and external review of tax data (including consolidating and reviewing the tax provisions of numerous domestic and foreign entities) in the ordinary course of preparing this Annual Report on Form 10-K. These reclassifications are limited to the "Other current assets," "Long-term financing receivables and other assets," "Taxes on earnings" and "Other liabilities" line items of that Consolidated Balance Sheet and the "Deferred taxes on earnings" and "Taxes on earnings" line items of the Consolidated Statement of Cash Flows and do not affect HP's previously reported Consolidated Statement of Earnings for the fiscal year ended October 31, 2006.

PART I

ITEM 1. Business.

HP is a leading global provider of products, technologies, software, solutions and services to individual consumers, small and medium sized businesses ("SMBs"), large enterprises, including the public and education sectors. Our offerings span:

- personal computing and other access devices,
- imaging and printing-related products and services,
- enterprise information technology infrastructure, including enterprise storage and server technology, enterprise system and network management software, and
- multi-vendor customer services, including technology support and maintenance, consulting and integration and managed services.

HP was incorporated in 1947 under the laws of the State of California as the successor to a partnership founded in 1939 by William R. Hewlett and David Packard. Effective in May 1998, we changed our state of incorporation from California to Delaware. In May 2002 we acquired Compaq Computer Corporation ("Compaq"), which significantly expanded the breadth and depth of our product offerings, increased our overall scale and reach, drove substantial improvements in our cost structure and generally improved our competitive position.

HP Products and Services; Segment Information

During fiscal 2006, our operations were organized into seven business segments: Enterprise Storage and Servers ("ESS"), HP Services ("HPS"), Software, the Personal Systems Group ("PSG"), the Imaging and Printing Group ("IPG"), HP Financial Services ("HPFS") and Corporate Investments. Given the solution sale approach across our enterprise offerings, and in order to capitalize on up-selling and cross-selling opportunities, ESS, HPS and Software are structured beneath a broader Technology Solutions Group ("TSG"). While TSG is not a business segment, this aggregation provides a supplementary view of our business. In each of the past three fiscal years, industry standard servers, technology services, desktops, notebooks and printing supplies each accounted for more than 10% of our consolidated net revenue.

A summary of our net revenue, earnings from operations and assets for our segments and business units is found in Note 18 to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference. A discussion of factors potentially affecting our operations is set forth in "Risk Factors" in Item 1A, which is incorporated herein by reference.

Technology Solutions Group

TSG provides servers, storage, software and information technology ("IT") services that enable enterprise and midmarket business customers to better manage their current IT environments and transform them into a business enabler. TSG products help accelerate growth, minimize risk and reduce costs to optimize the business outcomes of customers' IT investments. Companies around the globe leverage HP's infrastructure solutions to deploy next generation data centers and address business challenges ranging from compliance to business continuity. TSG's modular IT systems and services are primarily standards-based and feature differentiated technologies in areas including power and cooling, unified management, security, virtualization and automation. Each of the three business segments within TSG is described in detail below.

Enterprise Storage and Servers

The server market continues to shift towards standards-based architectures as proprietary hardware and operating systems are replaced by industry standard server platforms that typically offer compelling price and performance advantages by leveraging standards-based operating systems and microprocessor designs. At the same time, critical business functions continue to demand scalability and reliability. By providing a broad portfolio of storage and server solutions, ESS aims to optimize the combined product solutions required by different customers and provide solutions for a wide range of operating environments, spanning both the enterprise and the SMB markets. ESS provides storage and server products in a number of categories.

Industry Standard Servers. Industry standard servers include primarily entry-level and mid-range ProLiant servers, which run primarily on the Windows®,[1] Linux and Novell operating systems and leverage Intel Corporation ("Intel") and Advanced Micro Devices ("AMD") processors. The business spans a range of product lines that include pedestal-tower servers, density-optimized rack servers and

[1] Windows® is a registered trademark of Microsoft Corporation.

HP's BladeSystem family of blade servers. In fiscal 2006, HP's industry standard server business continued to lead the industry in terms of units shipped. HP also has a strong position in blade servers, the fastest-growing segment of the market.

Business Critical Systems. Business Critical Systems include Itanium®[2]-based Integrity servers running on the HP-UX, Windows®, Linux and OpenVMS operating systems, including the high-end Superdome servers and fault-tolerant Integrity NonStop servers. Business Critical Systems also include the Reduced Instruction Set Computing ("RISC")-based servers with the HP 9000 line running on the HP-UX operating system, HP AlphaServers running on both Tru64 UNIX®[3] and OpenVMS, and MIPs-based NonStop servers.

Storage. HP's StorageWorks offerings include entry-level, mid-range and high-end arrays, storage area networks, network attached storage, storage management software and virtualization technologies, as well as tape drives, tape libraries and optical archival storage.

HP Services

HPS provides a portfolio of multi-vendor IT services, including technology services, consulting and integration and managed services, also known as outsourcing. HPS also offers a variety of services tailored to particular industries such as communications, media and entertainment, manufacturing and distribution, financial services and the public sector, including government and education services. HPS collaborates with the Enterprise Storage and Servers and Software groups, as well as with third-party system integrators and software and networking companies to bring solutions to HP customers. HPS also works with HP's Imaging and Printing Group and Personal Systems Group to provide managed print services, end user workplace services, and mobile workforce productivity solutions to enterprise customers.

Technology Services. HPS provides a range of technology services from standalone product support to high availability services for complex, global, networked, multi-vendor environments and business continuity and recovery services. This business also manages the delivery of product warranty support through its own service organization, as well as through authorized partners.

Consulting and Integration. HPS provides consulting and integration services to architect, design and implement technology and industry-specific solutions for customers. Consulting and integration also provides cross-industry solutions in the areas of architecture and governance, infrastructure, applications and packaged applications, security, IT service management, information management and enterprise Microsoft solutions.

Managed Services. HPS offers IT management services, including comprehensive outsourcing, transformational infrastructure services, client computing managed services, managed web services, application services and business process outsourcing.

Software

Software provides management software solutions, including support, that allow enterprise customers to manage their IT infrastructure, operations, applications, IT services and business processes under the HP OpenView brand. In addition, this segment delivers a suite of comprehensive, carrier-grade software platforms for developing and deploying next-generation voice, data and converged services to network and service providers under the HP OpenCall brand.

---

(2) Itanium® is a registered trademark of Intel Corporation.

(3) UNIX® is a registered trademark of The Open Group.

HP is focused on extending its distributed systems management leadership position into application, service management and business process management market segments. In December, 2005, we acquired the outstanding shares of Peregrine Systems, Inc. ("Peregrine"). The acquisition of Peregrine adds key asset and service management components to our HP OpenView portfolio. In November 2006, we completed our acquisition of Mercury Interactive Corporation ("Mercury"), an IT management software and services company. The acquisition will combine HP OpenView's systems, network and IT service management software solutions with Mercury's application management, application delivery, and IT governance offerings. This portfolio of solutions is expected to enable our customers to reduce IT costs and make better IT decisions by helping them align IT spending with business goals and automate and measure IT program effectiveness.

Personal Systems Group

PSG is one of the leading providers of personal computers ("PCs") in the world based on unit volume shipped and annual revenue. PSG provides commercial PCs, consumer PCs, workstations, handheld computing devices, digital entertainment systems, calculators and other related accessories, software and services for the commercial and consumer markets. We group commercial desktops, commercial notebooks and workstations into commercial clients and consumer desktop and consumer notebooks into consumer clients when describing our performance in these markets. Like the broader PC market, PSG continues to experience a shift toward mobile products such as notebooks. Both commercial and consumer PCs are based predominately on the Windows® operating system and use Intel and AMD processors.

Commercial PCs. PSG offers a variety of personal computers optimized for commercial uses, including enterprise and SMB customers, and for connectivity and manageability in networked environments. These commercial PCs include the HP Compaq business desktops and business notebooks, as well as the HP Compaq Tablet PCs.

Consumer PCs. Consumer PCs include the HP Pavilion and Compaq Presario series of multimedia consumer desktop PCs and notebook PCs, as well as HP Media Center PCs, and are targeted at the home user.

Workstations. Workstations are individual computing products designed for users demanding enhanced performance, such as computer animation, engineering design and other programs requiring high-resolution graphics. HP provides workstations that run on UNIX®, Windows® and Linux-based operating systems.

Handheld Computing. HP provides a series of HP iPAQ Pocket PC handheld computing devices that run on Windows® Mobile software. These products range from value devices such as music or Global Positioning System receivers to advanced devices with voice and data capability.

Digital Entertainment. PSG's digital entertainment products are targeted at the intersection of the personal computing and consumer electronics markets and span a range of products and product categories that allow customers to enjoy a broad range of digital entertainment experiences. PSG's digital entertainment products include HD DVD and RW drives and DVD writers; the HP Digital Entertainment Center, which allows consumers to access their music, movies, home videos and photos from a single device via remote control; and plasma and LCD flat-panel televisions.

Imaging and Printing Group

IPG is the leading imaging and printing systems provider in the world for consumer and commercial printer hardware, printing supplies, printing media and scanning devices. IPG is also focused on imaging solutions in the commercial markets, from managed print services solutions to addressing new growth opportunities in commercial printing in areas such as industrial applications, outdoor signage, and the graphic arts business. When describing our performance in this segment, we group inkjet printer units and digital photography and entertainment products and services into consumer hardware, LaserJet printers and graphics and imaging products into commercial hardware and break out printer supplies separately.

Inkjet Printers. Inkjet systems include desktop single function and inkjet all-in-one printers, including photo, productivity and business inkjet printers and scanners.

Digital Photography and Entertainment. Digital imaging products and services include photo specialty printers, photo kiosks, digital cameras, accessories and online photo services through Snapfish in North America. An important part of IPG's strategy is to provide digital imaging solutions that rival traditional imaging for quality, cost and ease of use so that consumers can manage their digital imaging throughout the home and outside the home.

LaserJet Printers. LaserJet systems include monochrome and color laser printers, printer-based multi-function devices and Total Print Management Solutions for enterprise customers. A key initiative in this area of IPG's business has been and continues to be driving color printing penetration in the office.

Graphics and Imaging. Graphics and Imaging products include large format (DesignJet) printers, Indigo and Scitex digital presses, digital publishing solutions and graphics printing solutions. A key initiative for IPG is to capture high-value pages by developing compelling solutions for the industrial, commercial printing and graphics segments.

Printer Supplies. Printer supplies include LaserJet toner and inkjet cartridges and other printing-related media. These supplies include HP-branded Vivera and ColorSphere ink and HP Premium and Premium Plus photo papers, which are designed to work together as a system to produce faster prints with improved resistance to fading, increased print quality and better affordability.

HP Financial Services

HPFS supports and enhances HP's global product and service solutions, providing a broad range of value-added financial life cycle management services. HPFS enables our worldwide customers to acquire complete IT solutions, including hardware, software and services. The group offers leasing, financing, utility programs and asset recovery services, as well as financial asset management services for large global and enterprise customers. HPFS also provides an array of specialized financial services to SMBs and educational and governmental entities. HPFS offers innovative, customized and flexible alternatives to balance unique customer cash flow, technology obsolescence and capacity needs.

Corporate Investments

Corporate Investments is managed by the Office of Strategy and Technology and includes Hewlett-Packard Laboratories, also known as HP Labs, and certain business incubation projects. Revenue in this segment is attributable to the sale of certain network infrastructure products, including Ethernet switch products that enhance computing and enterprise solutions under the brand "ProCurve Networking." Corporate Investments also derives revenue from licensing specific HP technology to third parties.

Sales, Marketing and Distribution

We manage our business and report our financial results based on the principal business segments described above. Our customers are organized by consumer and commercial customer groups, and distribution is organized by direct and channel. Within the channel, we have various types of partners that we utilize for various customer groups. The partners include:

- retailers that sell our products to the public through their own physical or Internet stores;
- resellers that sell our products and services, frequently with their own value-added products or services, to targeted customer groups;
- distribution partners that supply our solutions to smaller resellers with which we do not have direct relationships;
- independent distributors that sell our products into geographies or customer segments in which we have little or no presence;
- original equipment manufacturers ("OEMs") that integrate our products with their own hardware or software and sell the integrated products;
- independent software vendors ("ISVs") that provide their clients with specialized software products, frequently driving sales of additional non-HP products and services, and often assist us in selling our products and services to clients purchasing their products; and
- systems integrators that provide various levels and kinds of expertise in designing and implementing custom IT solutions and often partner with HPS to extend their expertise or influence the sale of our products and services.

The mix of HP's business by channel or direct sales differs substantially by business and region. We believe that customer buying patterns and different regional market conditions necessitate sales, marketing and distribution to be tailored accordingly. HP is focused on driving efficiencies and productivity gains in both the direct and indirect business.

TSG manages enterprise and public sector customer relationships and also is charged with simplifying sales processes across our segments to improve speed and effectiveness of customer delivery. In this capacity, TSG manages our direct sales for value products including UNIX®, enterprise storage and software and pre-sales technical consultants, as well as our direct distribution activities for commercial products and go-to-market activities with systems integrators and ISVs. TSG also drives HP's vertical sales and marketing approach in the communication, media and entertainment, financial services manufacturing and distribution and public sector industries.

PSG manages SMB customer relationships and commercial reseller channels, due largely to the significant volume of commercial PCs that HP sells through these channels. In addition to commercial channel relationships, the volume direct organization, which is charged with the management of direct sales for volume products such as commercial PCs and industry standard servers, is hosted within PSG.

IPG manages HP's overall consumer-related sales and marketing activities, including our annual consumer product launch for the back-to-school and holiday seasons. IPG also manages consumer channel relationships with approximately 28,000 third-party retail locations for imaging and printing products, as well as other consumer products, including consumer PCs, which provides for a bundled sale opportunity between PCs and IPG products. In addition, IPG manages direct consumer sales through *www.hp.com*.

Manufacturing and Materials

We utilize a number of contract manufacturers ("CMs") and original design manufacturers ("ODMs") around the world to manufacture HP-designed products. The use of CMs and ODMs is intended to generate cost efficiencies and reduce time to market for certain HP-designed products. Third-party OEMs manufacture some products that we purchase and resell under the HP brand. In addition to our use of CMs and ODMs, we currently manufacture finished products from components and sub-assemblies that we acquire from a wide range of vendors.

We utilize two primary methods of fulfilling demand for products: building products to order ("BTO") and configuring products to order ("CTO"). We employ BTO capabilities to maximize manufacturing efficiencies by producing high volumes of basic product configurations. CTO permits configuration of units to the particular hardware and software customization requirements of certain customers. Our inventory management and distribution practices in both BTO and CTO seek to minimize inventory holding periods by taking delivery of the inventory and manufacturing immediately prior to the sale or distribution of products to our customers.

We purchase materials, supplies and product subassemblies from a substantial number of vendors. For many of our products, we have existing alternate sources of supply, or such sources are readily available. However, we do rely on sole sources for laser printer engines, LaserJet supplies and parts for products with short life cycles (although some of these sources have operations in multiple locations). We are dependent upon Intel as a supplier of processors and Microsoft for various software products. However, we believe that disruptions with these suppliers would result in industry-wide dislocations and therefore would not disproportionately disadvantage us relative to our competitors. We also have a valued relationship with AMD, and we have continued to see greater acceptance of AMD processors in the market during fiscal 2006.

Like other participants in the high technology industry, we ordinarily acquire materials and components through a combination of blanket and scheduled purchase orders to support our requirements for periods averaging 90 to 120 days. From time to time, we experience significant price volatility and supply constraints of certain components that are not available from multiple sources. Frequently, we are able to obtain scarce components for somewhat higher prices on the open market, which may have an impact on gross margin but does not disrupt production. On occasion, we acquire component inventory in anticipation of supply constraints or enter into longer-term pricing commitments with vendors to improve the priority and availability of supply. See "Risk Factors—We depend on third-party suppliers, and our revenue and gross margin could suffer if we fail to manage supplier issues properly," in Item 1A, which is incorporated herein by reference.

International

Our products and services are available worldwide. We believe this geographic diversity allows us to meet demand on a worldwide basis for both consumer and enterprise customers, draws on business and technical expertise from a worldwide workforce, provides stability to our operations, allows us to drive economies of scale, provides revenue streams to offset geographic economic trends and offers us an opportunity to access new markets for maturing products. In addition, we believe that future growth is dependent in part on our ability to develop products and sales models that target developing countries. In this regard, we believe that our broad geographic presence gives us a solid base to build upon for such future growth.

A summary of our domestic and international net revenue and net property, plant and equipment is set forth in Note 18 to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference. Over 60% of our overall net revenue in fiscal 2006 came from outside the United States. The substantial majority of our net revenue originating outside the United States was from customers other than foreign governments.

For a discussion of risks attendant to HP's foreign operations, see "Risk Factors—Due to the international nature of our business, political or economic changes or other factors could harm our future revenue, costs and expenses and financial condition," in Item 1A, "Quantitative and Qualitative Disclosure about Market Risk" in Item 7A and Note 9 to the Consolidated Financial Statements in Item 8, which are incorporated herein by reference.

Research and Development

We remain committed to innovation as a key element of HP's culture. Our development efforts are focused on designing and developing products, services and solutions that anticipate customers' changing needs and desires and emerging technological trends. Our efforts also are focused on identifying the areas where we believe we can make a unique contribution and the areas where partnering with other leading technology companies will leverage our cost structure and maximize our customers' experiences.

HP Labs, together with the various research and development groups within the five principal business segments, are responsible for our research and development efforts. HP Labs is part of our Corporate Investments segment.

Expenditures for research and development in fiscal 2006 were $3.6 billion compared to $3.5 billion in fiscal 2005 and $3.6 billion in fiscal 2004. We anticipate that we will continue to have significant research and development expenditures in the future to provide a continuing flow of innovative, high-quality products and services to maintain and enhance our competitive position.

For a discussion of risks attendant to our research and development activities, see "Risk Factors—If we cannot continue to develop, manufacture and market products and services that meet customer requirements for innovation and quality, our revenue and gross margin may suffer," in Item 1A, which is incorporated herein by reference.

Patents

Our general policy has been to seek patent protection for those inventions and improvements likely to be incorporated into our products and services or where proprietary rights will improve our competitive position. At October 31, 2006, our worldwide patent portfolio included over 30,000 patents, which was approximately equivalent to the number of patents in our patent portfolio at the end of fiscal 2005 and significantly higher then the 25,000 patents we held at the end of fiscal 2004.

Patents generally have a term of twenty years. As our patent portfolio has been built over time, the remaining terms on the individual patents vary. While we believe that our patents and applications are important for maintaining the competitive differentiation of our products and maximizing our return on research and development investments, no single patent is in itself essential to us as a whole or any of our principal business segments.

In addition to developing our patents, we license intellectual property from third parties as we deem appropriate. We have also granted and continue to grant to others licenses under patents owned by us when we consider these arrangements to be in our interests. These license arrangements include a number of cross-licenses with third parties.

For a discussion of risks attendant to intellectual property rights, see "Risk Factors—Our revenue, cost of sales, and expenses may suffer if we cannot continue to license or enforce the intellectual property rights on which our business depends or if third parties assert that we violate their intellectual property rights," in Item 1A, which is incorporated herein by reference.

Backlog

We believe that backlog is not a meaningful indicator of future business prospects due to the large volume of products delivered from shelf or channel partner inventories, the shortening of product life cycles and the relative portion of net revenue related to our service and support businesses. Therefore, we believe that backlog information is not material to an understanding of our overall business.

Seasonality

General economic conditions have an impact on our business and financial results. From time to time, the markets in which we sell our products experience weak economic conditions that may negatively affect sales. We experience some seasonal trends in the sale of our products and services. For example, sales to governments (particularly sales to the U.S. government) often are stronger in the third calendar quarter, European sales often are weaker in the summer months and consumer sales often are stronger in the fourth calendar quarter. Demand during the spring and early summer months also may be adversely impacted by market anticipation of seasonal trends. See "Risk Factors—Our sales cycle makes planning and inventory management difficult and future financial results less predictable," in Item 1A, which is incorporated herein by reference.

Competition

We encounter aggressive competition in all areas of our business activity. We compete primarily on the basis of technology, performance, price, quality, reliability, brand, reputation, distribution, range of products and services, ease of use of our products, account relationships, customer training, service and support, security and availability of application software and our Internet infrastructure offerings.

The markets for each of our business segments are characterized by vigorous competition among major corporations with long-established positions and a large number of new and rapidly growing firms. Product life cycles are short, and to remain competitive we must develop new products and services, periodically enhance our existing products and services and compete effectively on the basis of the factors listed above. In addition, we compete with many of our current and potential partners, including OEMs that design, manufacture and often market their products under their own brand names. Our successful management of these competitive partner relationships will continue to be critical to our future success. Moreover, we anticipate that we will have to continue to adjust prices on many of our products and services to stay competitive.

On an overall basis we are among the largest U.S.-based companies offering our range of general purpose computers and personal information, imaging and printing products for industrial, scientific, business and consumer applications, and IT services. We are the leader or among the leaders in each of our principal business segments.

The competitive environments in which each segment operates are described below:

Enterprise Storage and Servers. The areas in which ESS operates are intensely competitive and are characterized by rapid and ongoing technological innovation and price reductions. Our competitors range from broad solutions providers such as International Business Machines Corporation ("IBM") to more focused competitors such as EMC Corporation in storage, Dell, Inc. ("Dell") in industry standard servers, and Sun Microsystems, Inc. in UNIX®-based servers. We believe that our important competitive advantages in this segment include our broad range of server and storage products and related software and services, our global reach, our significant intellectual property portfolio and research and development capabilities, which will contribute to further enhancements of our product offerings and our ability to cross sell our portfolio and leverage scale advantages in everything from brand to procurement leverage.

HP Services. The principal areas in which HPS competes are technology services, consulting and integration and managed services. The technology services and consulting and integration markets have been under significant pressure as customers scrutinize their IT spending. However, this trend has benefited the managed services business as customers attempt to reduce their IT costs and focus their resources on their core businesses. Our key competitors in this segment include IBM Global Services, systems integration firms such as Accenture Ltd., outsourcing firms such as Electronic Data Systems Corporation and offshore companies. Many of our competitors are able to offer a wide range of services through a global network of service providers, and some of our competitors enjoy significant brand recognition. HPS teams with many companies that offer services which allow us to extend our reach and augment our capabilities. Our competitive advantages include our global delivery organization, our deep technical expertise, our diagnostic and IT management tools as well as our ability to offer customers alternative service offerings from hardware support to consulting to datacenter outsourcing.

Software. Our software competitors include companies focused on providing software solutions for IT management, such as BMC Software Inc, CA Inc., and IBM Tivoli Software.

Personal Systems Group. The areas in which PSG operates are intensely competitive and are characterized by rapid price reductions and inventory depreciation. Our primary competitors for the branded personal computers are Dell, Acer Inc, Apple Computer, Inc., Gateway, Inc., Lenovo Group Limited and Toshiba Corporation. In particular regions, we also experience competition from local companies and from generically-branded or "white box" manufacturers. Our competitive advantages include our broad product portfolio, our innovation and research and development capabilities, our brand and procurement leverage, our ability to cross sell our portfolio of offerings, our extensive service and support offerings and the availability of our broad based distribution of products from retail and commercial channels to direct sales.

Imaging and Printing Group. We are the leading imaging and printing systems provider in the world for printer hardware, printing supplies and scanning devices. We believe that our brand recognition, reputation for quality, breadth of product offerings and large customer base are important competitive advantages. However, the markets for printer hardware and associated supplies are highly competitive, especially with respect to pricing and the introduction of new products and features. IPG's key competitors include Canon USA, Inc., Lexmark International, Inc., Xerox Corporation ("Xerox"), Seiko Epson Corporation, Samsung Electronics Co. Ltd. and Dell. In addition, independent suppliers offer refill and remanufactured alternatives for our supplies which, although generally offering lower print quality and reliability, may be offered at lower prices and put pressure on our supplies sales and margins. Other companies also have developed and marketed new compatible cartridges for HP's laser and inkjet products, particularly in jurisdictions outside of the United States where adequate intellectual property protection may not exist. In recent years, we and our competitors have regularly lowered prices on printer hardware both to reach new customers and in response to the competitive environment. Important areas for future growth include digital photography in the home and outside the home, printer-based multi-function devices in the office space, digital presses in our imaging and graphics space and driving color printing expansion in the office. While we encounter competitors in some product categories whose current market share is greater than ours, such as Xerox in copiers and Heidelberger Druckmaschinen Aktiengesellschaft in publishing, we believe we will provide important new contributions in the home, the office and publishing environments by providing comprehensive solutions.

HP Financial Services. In our financing business, our competitors are captive financing companies, mainly IBM Global Financing, as well as banks and financial institutions. We believe our competitive advantage in this business over banks and financial institutions is our ability to finance products, services and total solutions.

For a discussion of risks attendant to these competitive factors, see "Risk Factors—The competitive pressures we face could harm our revenue, gross margin and prospects," in Item 1A, which is incorporated herein by reference.

Environment

Some of our operations use substances regulated under various federal, state, local and international laws governing the environment, including laws governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. Many of our products are subject to various federal, state, local and international laws governing chemical substances in products, including laws regulating the manufacture and distribution of chemical substances and laws restricting the presence of certain substances in electronics products. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party damage or personal injury claims, if we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws. We also face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials composition of our products, including the restrictions on lead, cadmium and certain other substances that apply to specified electronics products put on the market in the European Union (the "EU") as of July 1, 2006 (Restriction of Hazardous Substances Directive) and similar legislation in China, the labeling provisions of which go into effect March 1, 2007. We also could face significant costs and liabilities in connection with product take-back legislation. The EU has enacted the Waste Electrical and Electronic Equipment Directive, which makes producers of electrical goods, including computers and printers, financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. The deadline for the individual member states of the EU to enact the directive in their respective countries was August 13, 2004 (such legislation, together with the directive, the "WEEE Legislation"). Producers participating in the market became financially responsible for implementing their responsibilities under the WEEE Legislation beginning in August 2005. Implementation in certain EU member states has been delayed into 2006 and 2007. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, China and Japan. It is our policy to apply strict standards for environmental protection to sites inside and outside the United States, even if we are not subject to regulations imposed by local governments. The liability for environmental remediation and other environmental costs is accrued when HP considers it probable and can reasonably estimate the costs. Environmental costs and accruals are presently not material to our operations or financial position, and we do not currently anticipate material capital expenditures for environmental control facilities.

Executive Officers:

Mark V. Hurd; age 49; Chairman, Chief Executive Officer and President

Mr. Hurd has served as Chief Executive Officer, President and a member of the Board of Directors since April 1, 2005 and as Chairman since September 22, 2006. Prior to that, he served as Chief Executive Officer of NCR Corporation, a technology company, from March 2003 to March 2005 and as President of NCR from July 2001 to March 2005. From September 2002 to March 2003, Mr. Hurd was the Chief Operating Officer of NCR, and from July 2000 until March 2003 he was Chief Operating Officer of NCR's Teradata data-warehousing division.

R. Todd Bradley; age 48; Executive Vice President, Personal Systems Group

Mr. Bradley was elected Executive Vice President in June 2005. From October 2003 to June 2005, he served as the Chief Executive Officer of palmOne Inc., a mobile computing company. Mr. Bradley also served as President and Chief Operating Officer of palmOne from May 2002 until October 2003, and from June 2001 to May 2002 he served as Executive Vice President and Chief Operating Officer of palmOne.

Charles N. Charnas; age 48; Acting General Counsel, Vice President and Assistant Secretary

Mr. Charnas was elected Assistant Secretary in 1999 and has served as Acting General Counsel since September 2006. He was appointed Vice President and Deputy General Counsel in 2002. Since 1999, he has headed the Corporate, Securities and Mergers and Acquisitions Section of HP's worldwide Legal Department. Mr. Charnas is not an executive officer for purposes of Section 16 of the Securities Exchange Act of 1934.

Jon E. Flaxman; age 49; Senior Vice President, Controller and Principal Accounting Officer

Mr. Flaxman was elected Principal Accounting Officer on February 8, 2005. He was elected Senior Vice President in 2002 after serving as Vice President and Controller since May 2001.

Brian Humphries; age 33; Vice President, Investor Relations

Mr. Humphries was elected Vice President in 2004. Since July 2004, he has served as Vice President of Investor Relations. From August 2003 to June 2004, he was Director of Financial Communications. From May 2002 to July 2003, he was director of Finance for Industry Standard Servers. Before HP's acquisition of Compaq, he served as Compaq's Director of Investor Relations from May 1999 to May 2002.

Vyomesh Joshi; age 52; Executive Vice President, Imaging and Printing Group

Mr. Joshi was elected Executive Vice President in 2002 after serving as Vice President since January 2001. He became President of the Imaging and Printing Group in February 2001. Mr. Joshi also served as Chairman of Phogenix Imaging LLC, a joint venture between HP and Kodak, from 2000 until May 2003, when Phogenix was dissolved. Mr. Joshi also is a director of Yahoo! Inc.

Richard H. Lampman; age 61; Senior Vice President of Research, Director of HP Labs

Mr. Lampman was elected Senior Vice President in 2002. He has served as the director of HP Labs since 1999. Mr. Lampman has announced his intention to retire in fiscal 2007.

Catherine A. Lesjak; age 47; Senior Vice President and Treasurer

Ms. Lesjak was elected Senior Vice President and Treasurer in 2003. From May 2002 to July 2003, she was Vice President of Finance for Enterprise Marketing and Solutions and Vice President of Finance for the Software Global Business Unit. From June 2000 to May 2002, Ms. Lesjak was Controller for the Software Solutions Organization. In December 2006, Ms. Lesjak was elected Executive Vice President and Chief Financial Officer effective upon the effectiveness of the retirement of the current Executive Vice President and Chief Financial Officer, Robert P. Wayman.

Ann M. Livermore; age 48; Executive Vice President, Technology Solutions Group

Ms. Livermore was elected Executive Vice President in 2002 after serving as Vice President since 1995. Since May 2004, she has led the Technology Solutions Group. In April 2001, she became President of HP Services. Ms. Livermore also is a director of United Parcel Service, Inc.

Catherine T. Lyons; age 50; Executive Vice President and Chief Marketing Officer

Ms. Lyons was elected Executive Vice President and Chief Marketing Officer in June 2005. From September 2003 to June 2005, she was Senior Vice President of Business Imaging and Printing, and from 2001 to 2003, Ms. Lyons was Vice President and General Manager for the Inkjet Supplies Division.

Randall D. Mott; age 50; Executive Vice President and Chief Information Officer

Mr. Mott was elected Executive Vice President and Chief Information Officer in July 2005. From 2000 to June 2005, Mr. Mott was Senior Vice President and Chief Information Officer of Dell, Inc.

Marcela Perez de Alonso; age 52; Executive Vice President, Human Resources

Ms. Perez de Alonso was elected Executive Vice President, Human Resources in January 2004. From 1999 until she joined HP in January 2004, Ms. Perez de Alonso was Division Head of Citigroup North Latin America Consumer Bank, in charge of the retail business operations of Citigroup in Puerto Rico, Venezuela, Colombia, Peru, Panama, the Bahamas and the Dominican Republic and also in charge of deposit products for the international retail bank until 2002.

Shane V. Robison; age 53; Executive Vice President and Chief Strategy and Technology Officer

Mr. Robison was elected Senior Vice President in 2002 in connection with HP's acquisition of Compaq. He has served as Chief Strategy and Technology Officer since May 2002. Prior to joining HP, Mr. Robison served as Senior Vice President, Technology and Chief Technology Officer at Compaq from 2000 to May 2002.

Robert P. Wayman; age 61; Executive Vice President and Chief Financial Officer

Mr. Wayman has served as Executive Vice President since December 1992 and Chief Financial Officer since 1984. Mr. Wayman served as interim CEO from February 2005 through March 2005. He was elected to HP's Board of Directors in February 2005 and previously had served on the Board from 1993 to 2002. Mr. Wayman also is a director of Con-way Inc. and Sybase Inc. Mr. Wayman will retire from his position as Executive Vice President and Chief Financial Officer effective on December 31, 2006.

Employees

We had approximately 156,000 employees worldwide as of October 31, 2006.

Available Information and Exchange Certifications

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available on our website at *http://investor.hp.com*, as soon as reasonably practicable after HP electronically files such reports with, or furnishes those reports to, the Securities and Exchange Commission. HP's Corporate Governance Guidelines, Board of Directors committee charters (including the charters of the Audit Committee, HR and Compensation Committee, and Nominating and Governance Committee) and code of ethics entitled "Standards of Business Conduct" also are available at that same location on our website. Stockholders may request free copies of these documents from:

Hewlett-Packard Company
Attention: Investor Relations
3000 Hanover Street
Palo Alto, CA 94304
(866) GET-HPQ1 or (866) 438-4771
http://investor.hp.com/docreq.cfm

We submitted the certification of the CEO of HP required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual, relating to HP's compliance with the NYSE's corporate governance listing standards, to the NYSE on March 17, 2006 with no qualifications.

We included the certifications of the CEO and the CFO of HP required by Section 302 of the Sarbanes-Oxley Act of 2002 and related rules, relating to the quality of HP's public disclosure, in this Annual Report on Form 10-K as Exhibits 31.1 and 31.2.

ITEM 1A. Risk Factors.

Because of the following factors, as well as other variables affecting our operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

The competitive pressures we face could harm our revenue, gross margin and prospects.

We encounter aggressive competition from numerous and varied competitors in all areas of our business, and our competitors may target our key market segments. We compete primarily on the basis of technology, performance, price, quality, reliability, brand, reputation, distribution, range of products and services, ease of use of our products, account relationships, customer training, service and support, security, availability of application software, and Internet infrastructure offerings. If our products, services, support and cost structure do not enable us to compete successfully based on any of those criteria, our operations, results and prospects could be harmed.

Unlike many of our competitors, we have a portfolio of businesses and must allocate resources across these businesses while competing with companies that specialize in one or more of these product lines. As a result, we may invest less in certain areas of our businesses than our competitors do, and these competitors may have greater financial, technical and marketing resources available to them than our businesses that compete against them. Industry consolidation also may affect competition by creating larger, more homogeneous and potentially stronger competitors in the markets in which we compete, and our competitors also may affect our business by entering into exclusive arrangements with existing or potential customers or suppliers.

We may have to continue to lower the prices of many of our products and services to stay competitive, while at the same time trying to maintain or improve revenue and gross margin. The markets in which we do business, particularly the personal computer and printing markets, are highly competitive, and we encounter aggressive price competition for all of our products and services from numerous companies globally. Over the past several years, price competition in the market for personal computers, printers and related products has been particularly intense as competitors have aggressively cut prices and lowered their product margins for these products. Our results of operations and financial condition may be adversely affected by these and other industry-wide pricing pressures.

Because our business model is based on providing innovative and high quality products, we may spend a proportionately greater amount on research and development than some of our competitors. If we cannot proportionately decrease our cost structure on a timely basis in response to competitive price pressures, our gross margin and therefore our profitability could be adversely affected. In addition, if our pricing and other factors are not sufficiently competitive, or if there is an adverse reaction to our product decisions, we may lose market share in certain areas, which could adversely affect our revenue and prospects.

Even if we are able to maintain or increase market share for a particular product, revenue could decline because the product is in a maturing industry. Revenue and margins also could decline due to increased competition from other types of products. For example, refill and remanufactured alternatives for some of HP's LaserJet toner and inkjet cartridges compete with HP's supplies business. In addition, other companies have developed and marketed new compatible cartridges for HP's LaserJet and inkjet products, particularly in jurisdictions outside of the United States where adequate intellectual property protection may not exist. HP expects competitive refill and remanufacturing and cloned cartridge activity to continue to pressure margins in IPG, which in turn has a significant impact on HP margins and profitability overall.

If we cannot continue to develop, manufacture and market products and services that meet customer requirements for innovation and quality, our revenue and gross margin may suffer.

The process of developing new high technology products and services and enhancing existing products and services is complex, costly and uncertain, and any failure by us to anticipate customers' changing needs and emerging technological trends accurately could significantly harm our market share and results of operations. We must make long-term investments, develop or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and services. After we develop a product, we must be able to manufacture appropriate volumes quickly and at low costs. To accomplish this, we must accurately forecast volumes, mixes of products and configurations that meet customer requirements, and we may not succeed at all or within a given product's life cycle. Any delay in the development, production or marketing of a new product could result in our not being among the first to market, which could further harm our competitive position.

In the course of conducting our business, we must adequately address quality issues associated with our products and services, including defects in our engineering, design and manufacturing processes, as well as defects in third-party components included in our products. In order to address quality issues, we work extensively with our customers and suppliers and engage in product testing to determine the cause of the problem and to determine appropriate solutions. However, we may have limited ability to control quality issues, particularly with respect to faulty components manufactured by third parties. If we are unable to determine the cause, find an appropriate solution or offer a temporary fix (or "patch"), we may delay shipment to customers, which would delay revenue recognition and could adversely affect our revenue and reported results. Finding solutions to quality issues can be expensive and may result in additional warranty, replacement and other costs, adversely affecting our profits. If new or existing customers have difficulty operating our products, our operating margins could be adversely affected, and we could face possible claims if we fail to meet our customers' expectations. In addition, quality issues can impair our relationships with new or existing customers and adversely affect our reputation, which could have a material adverse effect on our operating results.

If we do not effectively manage our product and services transitions, our revenue may suffer.

Many of the industries in which we compete are characterized by rapid technological advances in hardware performance, software functionality and features, frequent introduction of new products, short product life cycles, and continual improvement in product price characteristics relative to product performance. Among the risks associated with the introduction of new products and services are delays in development or manufacturing, variations in costs, delays in customer purchases or reductions in price of existing products in anticipation of new introductions, difficulty in predicting customer demand for the new offerings and effectively managing inventory levels so that they are in line with anticipated demand, risks associated with customer qualification and evaluation of new products and the risk that new products may have quality or other defects or may not be supported adequately by application software. The introduction of new products by our suppliers, such as the release of the Windows Vista™ operating system by Microsoft during HP's first fiscal quarter of 2007, also may result in delays in customer purchases and difficulty in predicting customer demand. If we do not make an effective transition from existing products and services to future offerings, our revenue may decline.

Our revenue and gross margin also may suffer due to the timing of product or service introductions by our suppliers and competitors. This is especially challenging when a product has a short life cycle or a competitor introduces a new product just before our own product introduction. Furthermore, sales of our new products and services may replace sales, or result in discounting of some of our current offerings, offsetting the benefit of even a successful introduction. There also may be overlaps in the current products and services of HP and portfolios acquired through mergers and acquisitions that we must manage. In addition, it may be difficult to ensure performance of new customer contracts in accordance with our revenue, margin and cost estimates and to achieve operational efficiencies embedded in our estimates. Given the competitive nature of our industry, if any of these risks materializes, future demand for our products and services and our results of operations may suffer.

Our revenue, cost of sales, and expenses may suffer if we cannot continue to license or enforce the intellectual property rights on which our business depends or if third parties assert that we violate their intellectual property rights.

We rely upon patent, copyright, trademark and trade secret laws in the United States and similar laws in other countries, and agreements with our employees, customers, suppliers and other parties, to establish and maintain our intellectual property rights in technology and products used in our operations. However, any of our direct or indirect intellectual property rights could be challenged, invalidated or circumvented, or such intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly product redesign efforts, discontinuance of certain product offerings or other competitive harm. Further, the laws of certain countries do not protect our proprietary rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions we may be unable to protect our proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect our competitive position.

Because of the rapid pace of technological change in the information technology industry, much of our business and many of our products rely on key technologies developed or licensed by third parties. We may not be able to obtain or to continue to obtain licenses and technologies from these third parties at all or on reasonable terms, or such third parties may demand cross-licenses to our intellectual property. In addition, it is possible that as a consequence of a merger or acquisition transaction third parties may obtain licenses to some of our intellectual property rights or our business may be subject to certain restrictions that were not in place prior to the transaction. Consequently, we may lose a competitive advantage with respect to these intellectual property rights or we may be required to enter into costly arrangements in order to terminate or limit these rights.

Third parties also may claim that we or customers indemnified by us are infringing upon their intellectual property rights. For example, in recent years, individuals and groups have begun purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from large companies such as HP. If we cannot or do not license the infringed technology at all or on reasonable terms or substitute similar technology from another source, our operations could suffer. Even if we believe that the claims are without merit, the claims can be time-consuming and costly to defend and divert management's attention and resources away from our business. Claims of intellectual property infringement also might require us to redesign affected products, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our products. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual agreements to us.

Finally, our costs of operations could be affected on an ongoing basis by the imposition of copyright levies or similar fees. In certain countries (primarily in Europe), proceedings are ongoing against HP seeking to impose levies upon equipment (such as multifunction devices and printers) and alleging that the copyright owners are entitled to compensation because these devices enable reproducing copyrighted content. Other countries that do not yet have levies on these types of devices are expected to extend existing levy schemes. The ultimate impact of these potential copyright levies or similar fees, including the number of units impacted, the amount of levies imposed and the ability of HP to recover such amounts through increased prices, remains uncertain.

Economic uncertainty could affect adversely our revenue, gross margin and expenses.

Our revenue and gross margin depend significantly on general economic conditions and the demand for computing and imaging products and services in the markets in which we compete. Economic weakness and constrained IT spending has previously resulted, and may result in the future, in decreased revenue, gross margin, earnings or growth rates and problems with our ability to manage inventory levels and collect customer receivables. We could experience such economic weakness and reduced spending, particularly in our consumer businesses, due to the effects of high fuel costs. In addition, customer financial difficulties have previously resulted, and could result in the future, in increases in bad debt write-offs and additions to reserves in our receivables portfolio, inability by our lessees to make required lease payments and reduction in the value of leased equipment upon its return to us compared to the value estimated at lease inception. We also have experienced, and may experience in the future, gross margin declines in certain businesses, reflecting the effect of items such as competitive pricing pressures, inventory write-downs, charges associated with the cancellation of planned production line expansion, and increases in pension and post-retirement benefit expenses. Economic downturns also may lead to restructuring actions and associated expenses. Uncertainty about future economic conditions makes it difficult for us to forecast operating results and to make decisions about future investments. Delays or reductions in information technology spending could have a material adverse effect on demand for our products and services, and consequently our results of operations, prospects and stock price.

Terrorist acts, conflicts and wars may seriously harm our business and revenue, costs and expenses and financial condition and stock price.

Terrorist acts, conflicts or wars (wherever located around the world) may cause damage or disruption to HP, our employees, facilities, partners, suppliers, distributors, resellers or customers. The potential for future attacks, the national and international responses to attacks or perceived threats to national security, and other actual or potential conflicts or wars, including the ongoing military operations in Iraq, have created many economic and political uncertainties. In addition, as a major multi-national company with headquarters and significant operations located in the United States, actions against or by the United States may impact our business or employees. Although it is impossible to predict the occurrences or consequences of any such events, they could result in a decrease in demand for our products, make it difficult or impossible to deliver products to our customers or to receive components from our suppliers, create delays and inefficiencies in our supply chain and result in the need to impose employee travel restrictions. We are predominantly uninsured for losses and interruptions caused by terrorist acts, conflicts and wars.

Due to the international nature of our business, political or economic changes or other factors could harm our future revenue, costs and expenses and financial condition.

Sales outside the United States make up more than 60% of our net revenue. Our future revenue, gross margin, expenses and financial condition also could suffer due to a variety of international factors, including:

- ongoing instability or changes in a country's or region's economic or political conditions, including inflation, recession, interest rate fluctuations and actual or anticipated military or political conflicts;
- longer accounts receivable cycles and financial instability among customers;
- trade regulations and procedures and actions affecting production, pricing and marketing of products;
- local labor conditions and regulations;

- managing a geographically dispersed workforce;
- changes in the regulatory or legal environment;
- differing technology standards or customer requirements;
- import, export or other business licensing requirements or requirements relating to making foreign direct investments, which could affect our ability to obtain favorable terms for components or lead to penalties or restrictions;
- difficulties associated with repatriating cash generated or held abroad in a tax-efficient manner and changes in tax laws; and
- fluctuations in freight costs and disruptions in the transportation and shipping infrastructure at important geographic points of exit and entry for our products and shipments.

The factors described above also could disrupt our product and component manufacturing and key suppliers located outside of the United States. For example, we rely on manufacturers in Taiwan for the production of notebook computers and other suppliers in Asia for product assembly and manufacture.

As more than 60% of our sales are from countries outside of the United States, other currencies, particularly the euro and the Japanese yen, can have an impact on HP's results (expressed in U.S. dollars). Currency variations also contribute to variations in sales of products and services in impacted jurisdictions. In addition, currency variations can adversely affect margins on sales of our products in countries outside of the United States and margins on sales of products that include components obtained from suppliers located outside of the United States. We use a combination of forward contracts and options designated as cash flow hedges to protect against foreign currency exchange rate risks. Such hedging activities may be ineffective or may not offset more than a portion of the adverse financial impact resulting from currency variations. Gains or losses associated with hedging activities also may impact our revenue and to a lesser extent our cost of sales and financial condition.

In many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by laws and regulations applicable to us, such as the Foreign Corrupt Practices Act. Although we implement policies and procedures designed to ensure compliance with these laws, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our worldwide operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our revenue and financial condition and increase our costs and expenses. Our corporate headquarters, and a portion of our research and development activities, are located in California, and other critical business operations and some of our suppliers are located in California and Asia, near major earthquake faults. The ultimate impact on us, our significant suppliers and our general infrastructure of being located near major earthquake faults is unknown, but our revenue, profitability and financial condition could suffer in the event of a major earthquake or other natural disaster. In addition, some areas, including California and parts of the East Coast, Southwest and Midwest of the United States, have previously experienced, and may experience in the future, major power shortages and blackouts. These blackouts could cause disruptions to our operations or the operations of our suppliers, distributors and resellers, or customers. Moreover, our planned consolidation of all of our worldwide IT data centers into six centers located in the southern U.S. could increase the impact on us of a natural disaster or other business disruption occurring in that geographic area.

If we fail to manage the distribution of our products and services properly, our revenue, gross margin and profitability could suffer.

We use a variety of different distribution methods to sell our products and services, including third-party resellers and distributors and both direct and indirect sales to both enterprise accounts and consumers. Successfully managing the interaction of our direct and indirect channel efforts to reach various potential customer segments for our products and services is a complex process. Moreover, since each distribution method has distinct risks and gross margins, our failure to implement the most advantageous balance in the delivery model for our products and services could adversely affect our revenue and gross margins and therefore our profitability. Other distribution risks are described below.

- *Our financial results could be materially adversely affected due to channel conflicts or if the financial conditions of our channel partners were to weaken.*

  Our future operating results may be adversely affected by any conflicts that might arise between our various sales channels, the loss or deterioration of any alliance or distribution arrangement or the loss of retail shelf space. Moreover, some of our wholesale and retail distributors may have insufficient financial resources and may not be able to withstand changes in business conditions, including economic weakness and industry consolidation. Many of our significant distributors operate on narrow product margins and have been negatively affected by business pressures. Considerable trade receivables that are not covered by collateral or credit insurance are outstanding with our distribution and retail channel partners. Revenue from indirect sales could suffer, and we could experience disruptions in distribution if our distributors' financial conditions or operations weaken.

- *Our inventory management is complex as we continue to sell a significant mix of products through distributors.*

  We must manage inventory effectively, particularly with respect to sales to distributors, which involves forecasting demand and pricing issues. Distributors may increase orders during periods of product shortages, cancel orders if their inventory is too high or delay orders in anticipation of new products. Distributors also may adjust their orders in response to the supply of our products and the products of our competitors and seasonal fluctuations in end-user demand. Our reliance upon indirect distribution methods may reduce visibility to demand and pricing issues, and therefore make forecasting more difficult. If we have excess or obsolete inventory, we may have to reduce our prices and write down inventory. Moreover, our use of indirect distribution channels may limit our willingness or ability to adjust prices quickly and otherwise to respond to pricing changes by competitors. We also may have limited ability to estimate future product rebate redemptions in order to price our products effectively.

We depend on third-party suppliers, and our revenue and gross margin could suffer if we fail to manage supplier issues properly.

Our operations depend on our ability to anticipate our needs for components, products and services and our suppliers' ability to deliver sufficient quantities of quality components, products and services at reasonable prices in time for us to meet critical schedules. Given the wide variety of systems, products and services that we offer, the large number of our suppliers and contract manufacturers that are dispersed across the globe, and the long lead times that are required to manufacture, assemble and deliver certain components and products, problems could arise in planning production and managing inventory levels that could seriously harm us. Other supplier problems that we could face include component shortages, excess supply, risks related to the terms of our contracts with suppliers, risks associated with contingent workers, and risks related to our relationships with single source suppliers, as described below.

- *Shortages.* Occasionally we may experience a shortage of, or a delay in receiving, certain supplies as a result of strong demand, capacity constraints, supplier financial weaknesses, disputes with suppliers (some of which are also customers), other problems experienced by suppliers or problems faced during the transition to new suppliers. If shortages or delays persist, the price of these supplies may increase, we may be exposed to quality issues or the supplies may not be available at all. We may not be able to secure enough supplies at reasonable prices or of acceptable quality to build products or provide services in a timely manner in the quantities or according to the specifications needed. Accordingly, our revenue and gross margin could suffer as we could lose time-sensitive sales, incur additional freight costs or be unable to pass on price increases to our customers. If we cannot adequately address supply issues, we might have to reengineer some products or service offerings, resulting in further costs and delays.
- *Oversupply.* In order to secure supplies for the provision of products or services, at times we may make advance payments to suppliers or enter into non-cancelable commitments with vendors. In addition, we may purchase supplies strategically in advance of demand to take advantage of favorable pricing or to address concerns about the availability of future supplies. If we fail to anticipate customer demand properly, a temporary oversupply could result in excess or obsolete components, which could adversely affect our gross margin.
- *Contractual terms.* As a result of binding price or purchase commitments with vendors, we may be obligated to purchase supplies or services at prices that are higher than those available in the current market and be limited in our ability to respond to changing market conditions. In the event that we become committed to purchase supplies or services for prices in excess of the current market price, we may be at a disadvantage to competitors who have access to components or services at lower prices, and our gross margin could suffer. In addition, many of our competitors obtain products or components from the same CMs, ODMs and suppliers that we utilize. Our competitors may obtain better pricing and other terms and more favorable allocations of products and components during periods of limited supply, and our ability to engage in relationships with certain CMs, ODMs and suppliers could be limited. In addition, certain of our CMs, ODMs and suppliers may decide in the future to discontinue conducting business with us. Any of these actions by our competitors, CMs, ODMs or suppliers could adversely affect our future operating results and financial condition.
- *Contingent workers.* We also rely on third-party suppliers for the provision of contingent workers, and our failure to manage our use of such workers effectively could adversely affect our results of operations. As described in Note 17 to the Consolidated Financial Statements, we have been exposed to various legal claims relating to the status of contingent workers and could face similar claims in the future. We may be subject to shortages, oversupply or fixed contractual terms relating to contingent workers, as described above. Our ability to manage the size of, and costs associated with, the contingent workforce may be subject to additional constraints imposed by local laws.
- *Single source suppliers.* Our use of single source suppliers for certain components could exacerbate our supplier issues. We obtain a significant number of components from single sources due to technology, availability, price, quality or other considerations. For example, we rely on Intel to provide us with a sufficient supply of processors for many of our PCs, workstations, handheld computing devices and servers, and some of those processors are customized for our products. New products that we introduce may utilize custom components obtained from only one source initially until we have evaluated whether there is a need for additional suppliers. Replacing a single source supplier could delay production of some products as replacement suppliers initially may be subject to capacity constraints or other output limitations. For some components, such as customized components and some of the processors that we obtain from Intel, alternative sources may not exist or those alternative sources may be

unable to produce the quantities of those components necessary to satisfy our production requirements. In addition, we sometimes purchase components from single source suppliers under short-term agreements that contain favorable pricing and other terms but that may be unilaterally modified or terminated by the supplier with limited notice and with little or no penalty. The performance of such single source suppliers under those agreements (and the renewal or extension of those agreements upon similar terms) may affect the quality, quantity and price of supplies to HP. The loss of a single source supplier, the deterioration of our relationship with a single source supplier, or any unilateral modification to the contractual terms under which we are supplied components by a single source supplier could adversely effect our revenue and gross margins.

The revenue and profitability of our operations have historically varied, which makes our future financial results less predictable.

Our revenue, gross margin and profit vary among our products and services, customer groups and geographic markets and therefore will likely be different in future periods than our current results. Overall gross margins and profitability in any given period are dependent partially on the product, customer and geographic mix reflected in that period's net revenue. In particular, IPG and certain of its business units such as printer supplies contribute significantly to our gross margin and profitability. Competition, lawsuits, investigations and other risks affecting IPG therefore may have a significant impact on our overall gross margin and profitability. Certain segments, and ESS in particular, have a higher fixed cost structure than others and may experience significant operating profit volatility on a quarterly basis. In addition, newer geographic markets may be relatively less profitable due to investments associated with entering those markets and local pricing pressures. Market trends, competitive pressures, commoditization of products, seasonal rebates, increased component or shipping costs, regulatory impacts and other factors may result in reductions in revenue or pressure on gross margins of certain segments in a given period, which may necessitate adjustments to our operations.

Unanticipated changes in HP's tax provisions or exposure to additional income tax liabilities could affect our profitability.

We are subject to income taxes in the United States and numerous foreign jurisdictions. Our tax liabilities are affected by the amounts we charge for inventory, services, licenses, funding and other items in intercompany transactions. We are subject to ongoing tax audits in various jurisdictions. Tax authorities may disagree with our intercompany charges or other matters and assess additional taxes. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the actual outcomes of these audits could have a material impact on our net income or financial condition. In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and the discovery of new information in the course of our tax return preparation process. In particular, the carrying value of deferred tax assets, which are predominantly in the United States, is dependent on our ability to generate future taxable income in the United States. Any of these changes could affect our profitability. Furthermore, our tax provisions could be adversely affected as a result of any new interpretative accounting guidance related to accounting for uncertain tax positions.

Our sales cycle makes planning and inventory management difficult and future financial results less predictable.

Our quarterly sales have reflected a pattern in which a disproportionate percentage of each quarter's total sales occur towards the end of such quarter. This uneven sales pattern makes prediction of revenue, earnings and working capital for each financial period difficult, increases the risk of unanticipated variations in quarterly results and financial condition and places pressure on our inventory management and logistics systems. If predicted demand is substantially greater than orders, there will be excess inventory. Alternatively, if orders substantially exceed predicted demand, we may not be able to fulfill all of the orders received in the last few weeks of each quarter. Other developments late in a quarter, such as a systems failure, component pricing movements or global logistics disruptions, could adversely impact inventory levels and results of operations in a manner that is disproportionate to the number of days in the quarter affected.

We experience some seasonal trends in the sale of our products that also may produce variations in quarterly results and financial condition. For example, sales to governments (particularly sales to the United States government) are often stronger in the third calendar quarter, consumer sales are often stronger in the fourth calendar quarter, and many customers whose fiscal and calendar years are the same spend their remaining capital budget authorizations in the fourth calendar quarter prior to new budget constraints in the first calendar quarter of the following year. European sales are often weaker during the summer months. Demand during the spring and early summer also may be adversely impacted by market anticipation of seasonal trends. Moreover, to the extent that we introduce new products in anticipation of seasonal demand trends, our discounting of existing products may adversely affect our gross margin prior to or shortly after such product launches. Typically, our third fiscal quarter is our weakest and our fourth fiscal quarter is our strongest. Many of the factors that create and affect seasonal trends are beyond our control.

Any failure by us to execute planned cost reductions successfully could result in total costs and expenses that are greater than expected.

Historically, we have undertaken restructuring and other cost reduction plans to bring operational expenses to appropriate levels for each of our businesses, while simultaneously implementing extensive new company-wide expense control programs. In July 2005, we announced workforce restructurings as well as reductions through a U.S. early retirement program. We now expect these programs to involve the elimination or early retirement of approximately 15,200 positions worldwide through the first quarter of fiscal 2007. We expect to reinvest a significant portion of the cost savings from these actions to offset market forces or to be reinvested in our businesses to strengthen HP's competitiveness, particularly through hiring in key areas. We may have further workforce reductions or rebalancing actions in the future. Significant risks associated with these actions and other workforce management issues that may impair our ability to achieve anticipated cost reductions or may otherwise harm our business include delays in implementation of anticipated workforce reductions in highly regulated locations outside of the United States, particularly in Europe and Asia, and increased costs associated with workforce reductions in those locations, redundancies among restructuring programs, decreases in employee morale and the failure to meet operational targets due to the loss of employees, particularly sales employees.

During HP's third fiscal quarter of 2006, we announced a multi-year plan to reduce IT spending by consolidating HP's 85 data centers worldwide into six larger centers located in three U.S. cities, a four-year program to reduce real estate costs by consolidating several hundred HP real estate locations worldwide to fewer core sites, and a plan to integrate the activities carried out by our Global Operations organization directly into our business segments. Such actions are expected to result in instances of accelerated depreciation or asset impairment when we vacate facilities or cease using equipment before the end of their respective lease term or asset life. Our ability to achieve the anticipated cost savings and other benefits from these initiatives within the expected time frame is subject to many estimates and assumptions, including assumptions regarding the costs and timing of activities in connection with these initiatives. These estimates and assumptions are subject to significant economic, competitive and other uncertainties some of which are beyond our control. If these assumptions are not realized and we experience delays, or if other unforeseen events occur, our business and results of operations could be adversely affected.

In order to be successful, we must attract, retain and motivate key employees, and failure to do so could seriously harm us.

In order to be successful, we must attract, retain and motivate executives and other key employees, including those in managerial, technical, sales, marketing and IT support positions. We also must keep employees focused on HP's strategies and goals, which may be more difficult due to uncertainty surrounding the workforce reduction efforts and the pension and retiree medical benefit plan changes announced in July 2005. Hiring and retaining qualified executives, engineers, skilled solutions providers in the IT support business and qualified sales representatives are critical to our future, and competition for experienced employees in the IT industry can be intense. The failure to hire or loss of key employees could have a significant impact on our operations.

Cost reduction efforts associated with our share-based payment awards and other compensation and benefit programs could adversely affect our ability to attract and retain employees.

We have historically used stock options and other forms of share-based payment awards as key components of our total rewards employee compensation program in order to align employees' interests with the interests of our stockholders, encourage employee retention and provide competitive compensation and benefit packages. HP began recording charges to earnings for stock-based compensation expense in the first quarter of fiscal 2006 in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment". As a result, we will incur increased compensation costs associated with our stock-based compensation programs. Moreover, difficulties relating to obtaining stockholder approval of equity compensation plans could make it harder or more expensive for us to grant share-based payment awards to employees in the future. Like other companies, HP has reviewed its equity compensation strategy in light of the current regulatory and competitive environment and has decided to reduce the total number of options granted to employees and the number of employees who receive share-based payment awards. Due to this change in our stock-based compensation strategy, combined with the pension and other benefit plan changes undertaken to reduce costs and our increasing reliance on variable pay, we may find it difficult to attract, retain and motivate employees, and any such difficulty could materially adversely affect our business.

HP's stock price has historically fluctuated and may continue to fluctuate, which may make future prices of HP's stock difficult to predict.

HP's stock price, like that of other technology companies, can be volatile. Some of the factors that can affect our stock price are:

- speculation in the press or investment community about, or actual changes in, our executive team, strategic position, business, organizational structure, operations, financial condition, financial reporting and results, effectiveness of cost cutting efforts, prospects or extraordinary transactions;
- the announcement of new products, services, technological innovations or acquisitions by HP or competitors; and
- quarterly increases or decreases in revenue, gross margin or earnings, changes in estimates by the investment community or guidance provided by HP, and variations between actual and estimated financial results.

General or industry-specific market conditions or stock market performance or domestic or international macroeconomic and geopolitical factors unrelated to HP's performance also may affect the price of HP common stock. For these reasons, investors should not rely on recent trends to predict future stock prices, financial condition, results of operations or cash flows. In addition, following periods of volatility in a company's securities, securities class action litigation against a company is sometimes instituted. If instituted against HP, this type of litigation could result in substantial costs and the diversion of management time and resources.

System security risks and systems integration issues could disrupt our internal operations or information technology services provided to customers, and any such disruption could harm our revenue, increase our expenses and harm our reputation and stock price.

Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate our confidential information or that of third parties, create system disruptions or cause shutdowns. In addition, computer programmers and hackers may be able to develop and deploy viruses, worms, and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. As a result, we could incur significant expenses in addressing problems created by security breaches of our network and any security vulnerabilities of our products. Moreover, we could lose existing or potential customers for information technology outsourcing services or other information technology solutions or incur significant expenses in connection with our customers' system failures or any actual or perceived security vulnerabilities in our products. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the system. The costs to us to eliminate or alleviate security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and the efforts to address these problems could result in interruptions, delays, cessation of service and loss of existing or potential customers that may impede our sales, manufacturing, distribution or other critical functions.

Portions of our IT infrastructure also may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, including our planned consolidation of all of our worldwide IT data centers into six centers, which could cause business disruptions and be more expensive, time consuming, disruptive and resource-intensive. Such disruptions could adversely impact our ability to fulfill orders and interrupt other processes. Delayed sales, lower margins or lost customers resulting from these disruptions have adversely affected in the past, and in the future could adversely affect, our financial results, stock price and reputation.

Any failure by us to manage, complete and integrate acquisitions, divestitures and other significant transactions successfully could harm our financial results, business and prospects and may result in financial results that are different than expected.

As part of our business strategy, we frequently engage in discussions with third parties regarding possible investments, acquisitions, strategic alliances, joint ventures, divestitures and outsourcing transactions ("extraordinary transactions") and enter into agreements relating to such extraordinary transactions in order to further our business objectives. In order to pursue this strategy successfully, we must identify suitable candidates for and successfully complete extraordinary transactions, some of which may be large and complex, and manage post-closing issues such as the integration of acquired companies or employees. Integration and other risks of extraordinary transactions can be more pronounced for larger and more complicated transactions, or if multiple transactions are pursued simultaneously. If we fail to identify and complete successfully extraordinary transactions that further our strategic objectives, we may be required to expend resources to develop products and technology internally, we may be at a competitive disadvantage or we may be adversely affected by negative market perceptions, any of which may have a material adverse effect on our revenue, gross margin and profitability.

Integration issues are complex, time-consuming and expensive and, without proper planning and implementation, could significantly disrupt our business. The challenges involved in integration include:

- combining product offerings and entering into new markets in which we are not experienced;
- convincing customers and distributors that the transaction will not diminish client service standards or business focus, preventing customers and distributors from deferring purchasing decisions or switching to other suppliers (which could result in our incurring additional obligations in order to address customer uncertainty), and coordinating sales, marketing and distribution efforts;
- consolidating and rationalizing corporate IT infrastructure, which may include multiple legacy systems from various acquisitions and integrating software code;
- minimizing the diversion of management attention from ongoing business concerns;
- persuading employees that business cultures are compatible, maintaining employee morale and retaining key employees, engaging with employee works councils representing an acquired company's non-U.S. employees, integrating employees into HP, correctly estimating employee benefit costs and implementing restructuring programs;
- coordinating and combining administrative, manufacturing, research and development and other operations, subsidiaries, facilities and relationships with third parties in accordance with local laws and other obligations while maintaining adequate standards, controls and procedures;
- achieving savings from supply chain integration; and
- managing integration issues shortly after or pending the completion of other independent transactions.

We evaluate and enter into significant extraordinary transactions on an ongoing basis. We may not fully realize all of the anticipated benefits of any extraordinary transaction, and the timeframe for achieving benefits of an extraordinary transaction may depend partially upon the actions of employees, suppliers or other third parties. In addition, the pricing and other terms of our contracts for extraordinary transactions require us to make estimates and assumptions at the time we enter into these contracts, and, during the course of our due diligence, we may not identify all of the factors necessary to estimate our costs accurately. Any increased or unexpected costs, unanticipated delays or failure to achieve contractual obligations could make these agreements less profitable or unprofitable.

Managing extraordinary transactions requires varying levels of management resources, which may divert our attention from other business operations. These extraordinary transactions also have resulted and in the future may result in significant costs and expenses and charges to earnings, including those related to severance pay, early retirement costs, employee benefit costs, asset impairment charges, charges from the elimination of duplicative facilities and contracts, in-process research and development charges, inventory adjustments, assumed litigation and other liabilities, legal, accounting and financial advisory fees, and required payments to executive officers and key employees under retention plans. Moreover, HP has incurred and will incur additional depreciation and amortization expense over the useful lives of certain assets acquired in connection with extraordinary transactions, and, to the extent that the value of goodwill or intangible assets with indefinite lives acquired in connection with an extraordinary transaction becomes impaired, we may be required to incur additional material charges relating to the impairment of those assets. In order to complete an acquisition, we may issue common stock, potentially creating dilution for existing stockholders, or borrow, affecting our financial condition and potentially our credit ratings. Any prior or future downgrades in our credit rating associated with an acquisition could adversely affect our ability to borrow and result in more restrictive borrowing terms. In addition, HP's effective tax rate on an ongoing basis is uncertain, and extraordinary transactions could impact our effective tax rate. We also may experience risks relating to the challenges and costs of closing an extraordinary transaction and the risk that an announced extraordinary transaction may not close. As a result, any completed, pending or future transactions may contribute to financial results that differ from the investment community's expectations in a given quarter.

We cannot predict the outcome of various regulatory inquiries and stockholder derivative action lawsuits arising out of the processes employed in the investigation into leaks of HP confidential information to members of the media, and we may be named in additional regulatory inquiries and stockholder litigation, all of which could result in significant legal and other expenses.

The Attorney General of the State of California, the Committee on Energy and Commerce of the U.S. House of Representatives, the United States Attorney's Office for the Northern District of California, the Division of Enforcement of the SEC and the Federal Communications Commission are all conducting or have conducted inquiries or investigations relating to the processes employed in the investigation into leaks of HP confidential information to members of the media. Four stockholder derivative lawsuits also have been filed in California (all of which have been consolidated into a single lawsuit) and two in Delaware purportedly on behalf of HP stockholders seeking to recover damages and to obtain specified injunctive relief stemming from the activities of the leak investigations. Other regulatory inquiries or investigations may be commenced by other U.S. federal, state or foreign regulatory agencies, and we may in the future be subject to additional litigation or other proceedings arising in relation to these matters. The period of time necessary to resolve these regulatory inquiries and investigations and stockholder lawsuits is uncertain, and the expense of responding to these inquiries and defending such litigation may be significant. In addition, we may be obligated to indemnify (and advance legal expenses to) former or current directors, officers or employees in accordance with the terms of our certificate of incorporation, bylaws, other applicable agreements, and Delaware law. Further, if we enter into settlement agreements or are subject to an adverse finding resulting from any of these inquiries, we could be required to pay fines or penalties or have other remedies imposed upon us.

We have entered into an agreement with the California Attorney General to resolve civil claims relating to the leak investigation. Under the terms of the agreement, which includes an injunction, we have agreed to pay a total of $14.5 million and to implement and maintain for five years a series of measures designed to ensure that HP's corporate investigations are conducted in accordance with California law and the company's high ethical standards. If we fail to implement and maintain these measures as required under the agreement, we could be subject to civil or criminal penalties.

Unforeseen environmental costs could impact our future net earnings.

Some of our operations use substances regulated under various federal, state and international laws governing the environment, including laws governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. Many of our products are subject to various federal, state and international laws governing chemical substances in products, including laws regulating the manufacture and distribution of chemical substances and laws restricting the presence of certain substances in electronics products. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims, or our products could be enjoined from entering certain jurisdictions, if we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws. We also face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials composition of our products, including the restrictions on lead, cadmium and certain other substances that apply to specified electronics products put on the market in the European Union as of July 1, 2006 (Restriction of Hazardous Substances Directive) and similar legislation in China, the labeling provisions of which go into effect on March 1, 2007 in China. The ultimate costs under environmental laws and the timing of these costs are difficult to predict, and liability under some environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis. It is our policy to apply strict standards for environmental protection to sites inside and outside the United States, even when we are not subject to local government regulations. We also could face significant costs and liabilities in connection with product take-back legislation. We record a liability for environmental remediation and other environmental costs when we consider the costs to be probable and the amount of the costs can be reasonably estimated. The EU has enacted the Waste Electrical and Electronic Equipment Directive, which makes producers of electrical goods, including computers and printers, financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. The deadline for the individual member states of the EU to enact the directive in their respective countries was August 13, 2004 (such legislation, together with the directive, the "WEEE Legislation"). Producers participating in the market became financially responsible for implementing these responsibilities beginning in August 2005. Implementation in certain EU member states has been delayed into 2006 and 2007. HP's potential liability resulting from the WEEE Legislation may be substantial. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, China and Japan, the cumulative impact of which could be significant.

Some anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

We have provisions in our certificate of incorporation and bylaws, each of which could have the effect of rendering more difficult or discouraging an acquisition of HP deemed undesirable by our Board of Directors. These include provisions:

- authorizing blank check preferred stock, which HP could issue with voting, liquidation, dividend and other rights superior to our common stock;
- limiting the liability of, and providing indemnification to, HP's directors and officers;
- specifying that HP stockholders may take action only at a duly called annual or special meeting of stockholders and otherwise in accordance with our bylaws and limiting the ability of our stockholders to call special meetings;
- requiring advance notice of proposals by HP stockholders for business to be conducted at stockholder meetings and for nominations of candidates for election to our Board of Directors;
- requiring a vote by the holders of two-thirds of HP's outstanding shares to amend certain bylaws relating to HP stockholder meetings, the Board of Directors and indemnification; and
- controlling the procedures for conduct of HP Board and stockholder meetings and election, appointment and removal of HP directors.

These provisions, alone or together, could deter or delay hostile takeovers, proxy contests and changes in control or management of HP. As a Delaware corporation, HP also is subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders from engaging in certain business combinations without approval of the holders of substantially all of HP's outstanding common stock.

Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control of HP could limit the opportunity for our stockholders to receive a premium for their shares of HP common stock and also could affect the price that some investors are willing to pay for HP common stock.

ITEM 1B. Unresolved Staff Comments.

Not applicable.

ITEM 2. Properties.

As of October 31, 2006, we owned or leased a total of approximately 64 million square feet of space worldwide. We believe that our existing properties are in good condition and are suitable for the conduct of our business.

As of October 31, 2006, our sales and support operations occupied approximately 12 million square feet. We own 42% of the space used for sales and support activities and lease the remaining 58%.

Our manufacturing plants, research and development facilities and warehouse and administrative facilities occupied approximately 52 million square feet. We own 56% of our manufacturing, research and development, warehouse and administrative space and lease the remaining 44%. Our plants are equipped with machinery, most of which we own and which, in part, we developed to meet the special requirements of our manufacturing processes. At the end of fiscal 2006, we were productively utilizing the majority of the space in our facilities, while executing our previously announced plans to consolidate our 85 data centers into six larger centers and to reduce our real estate costs and increase our productive utilization by consolidating several hundred real estate locations worldwide to fewer core sites over the next four years.

As indicated above, we have seven business segments: ESS, HPS, Software, PSG, IPG, HPFS, and Corporate Investments. Because of the interrelation of these segments, a majority of these segments use substantially all of the properties at least in part, and we retain the flexibility to use each of the properties in whole or in part for each of the segments.

Our principal executive offices, including global headquarters, are located at 3000 Hanover Street, Palo Alto, California, United States of America. The locations of our headquarters of geographic operations at October 31, 2006 were as follows:

Headquarters of Geographic Operations

Americas	*Europe, Middle East, Africa*	*Asia Pacific, including Japan*
Houston, Texas	Geneva, Switzerland	Singapore

The locations of our major product development and manufacturing facilities and HP Labs at October 31, 2006 were as follows:

Product Development and Manufacturing

Americas	*Europe, Middle East, Africa*	*Hewlett-Packard Laboratories*
Cupertino, Fremont, Palo Alto, Roseville, San Diego and	Herrenberg, Germany	Palo Alto, California
Woodland, California	Dublin, Ireland	Bangalore, India
Fort Collins and Colorado Springs, Colorado	Rehovot and Netanya, Israel	Haifa, Israel
Boise, Idaho	Amersfoort, The Netherlands	Tokyo, Japan
Indianapolis, Indiana	Barcelona, Spain	Bristol, United Kingdom
Andover and Marlboro, Massachusetts	Erskine, United Kingdom	
Nashua, New Hampshire	***Asia Pacific, including Japan***	
Swedesboro, New Jersey	Shanghai, China	
Corvallis, Oregon	Akishima, Japan	
Memphis and Nashville, Tennessee	Singapore	
Houston, Texas		
Sandston, Virginia		
Vancouver, Washington		
Aguadilla, Puerto Rico		

ITEM 3. Legal Proceedings.

Information with respect to this item may be found in Note 17 to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

ITEM 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

PART II

ITEM 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Information regarding the market prices of HP common stock and the markets for that stock may be found in the "Quarterly Summary" in Item 8 and on the cover page of this Form 10-K, respectively, which are incorporated herein by reference. We have paid cash dividends each fiscal year since 1965. The current rate is $0.08 per share per quarter. As of November 30, 2006, there were approximately 153,000 stockholders of record. Additional information concerning dividends may be found in "Selected Financial Data" in Item 6 and in Item 8, which are incorporated herein by reference.

Recent Sales of Unregistered Securities

There were no unregistered sales of equity securities during fiscal 2006.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs
Month #1 (August 2006)	17,565,587	$32.85	17,565,587	$7,127,610,269
Month #2 (September 2006)	10,789,700	$34.65	10,789,700	$6,753,789,848
Month #3 (October 2006)	14,357,900	$36.39	14,357,900	$6,231,316,993
Total	42,713,187	$34.49	42,713,187	

HP repurchased shares in the fourth quarter of fiscal 2006 under an ongoing program to manage the dilution created by shares issued under employee stock plans as well as to repurchase shares opportunistically. This program, which does not have a specific expiration date, authorizes repurchases in the open market or in private transactions. All shares repurchased in the fourth quarter of fiscal 2006, other than shares repurchased under the prepaid variable share purchase program discussed below, were purchased in open market transactions.

In addition to the shares that HP repurchased, HP received approximately 13 million shares and 34 million shares of common stock, respectively, under its prepaid variable share purchase program ("PVSPP") during the three months and fiscal year ended October 31, 2006. HP entered into the PVSPP with a third-party investment bank during the first quarter of fiscal 2006. Under the PVSPP, HP prepaid $1.7 billion in exchange for the right to receive a variable number of shares of its common stock weekly over a one year period beginning in the second quarter of fiscal 2006 and ending during the second quarter of fiscal 2007. The approximately 13 million shares of common stock that HP received under the PVSPP reduced the prepaid balance under the PVSPP by $431 million during the fourth quarter of fiscal 2006. Such shares and amounts are reflected in the table above in the months the shares were received. As of October 31, 2006, HP received approximately 34 million shares of common stock under the PVSPP, which reduced the prepaid balance under the PVSPP by $1.1 billion.

The prices at which HP purchases shares under the PVSPP are subject to a minimum and maximum that were determined in advance of any repurchases being completed, thereby effectively hedging HP's repurchase price. The exact number of shares to be repurchased is based upon the volume weighted average market price of HP's shares during each weekly settlement period, subject to the minimum and maximum price as well as regulatory limitations on the number of shares HP is permitted to repurchase. HP decreases its shares outstanding each settlement period as shares are physically received. HP will retire all shares repurchased under the PVSPP, and HP will no longer deem those shares outstanding. See Note 14 to the Consolidated Financial Statements in Item 8 for more details.

On August 15, 2006, HP's Board of Directors authorized an additional $6.0 billion for future repurchases of outstanding shares of common stock. As of October 31, 2006, HP had remaining authorization of approximately $5.6 billion for future share repurchases. Previously authorized share repurchases also will be made under the PVSPP until the remaining available balance is exhausted in the second quarter of fiscal 2007.

ITEM 6. Selected Financial Data.

The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data," of this Form 10-K, which are incorporated herein by reference, in order to understand further the factors that may affect the comparability of the financial data presented below.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
Selected Financial Data[1]

	For the fiscal years ended October 31,				
	2006	2005	2004	2003	2002
	In millions, except per share amounts				
Net revenue	$91,658	$86,696	$79,905	$73,061	$56,588
Earnings (loss) from operations[2]	$ 6,560	$ 3,473	$ 4,227	$ 2,896	$(1,012)
Net earnings (loss)[2][3]	$ 6,198	$ 2,398	$ 3,497	$ 2,539	$ (903)
Net earnings (loss) per share[2][3]					
Basic	$ 2.23	$ 0.83	$ 1.16	$ 0.83	$ (0.36)
Diluted	$ 2.18	$ 0.82	$ 1.15	$ 0.83	$ (0.36)
Cash dividends declared per share	$ 0.32	$ 0.32	$ 0.32	$ 0.32	$ 0.32
At year-end:					
Total assets	$81,981	$77,317	$76,138	$74,716	$70,710
Long-term debt	$ 2,490	$ 3,392	$ 4,623	$ 6,494	$ 6,035

(1) HP's Consolidated Financial Statements and notes thereto reflect HP's acquisition of Compaq on May 3, 2002. The occurrence of the acquisition in the middle of fiscal 2002 affects the comparability of financial information for fiscal years after 2002.

(2) Earnings (loss) from operations include the following items:

	2006	2005	2004	2003	2002
			In millions		
Amortization of purchased intangible assets	$ 604	$ 622	$603	$ 563	$ 402
Stock-based compensation expense	536	104	48	45	84
Restructuring charges	158	1,684	114	800	1,780
In-process research and development charges	52	2	37	1	793
Pension curtailment	—	(199)	—	—	—
Acquisition-related charges	—	—	54	280	701
Acquisition-related inventory write-downs	—	—	—	—	147
Total charges before taxes	$1,350	$2,213	$856	$1,689	$3,907
Total charges, net of taxes	$ 970	$1,583	$604	$1,157	$3,116

(3) Net earnings (loss) include the following items:

	2006	2005	2004	2003	2002
			In millions		
(Gains) losses on investments and early extinguishment of debt	$(25)	$ 13	$(4)	$29	$75
Dispute settlement	—	106	70	—	(14)
Total (gains) losses before taxes	$(25)	$119	$66	$29	$61
Total (gains) losses, net of taxes	$(15)	$ 73	$56	$23	$64

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and the related notes that appear elsewhere in this document.

OVERVIEW

We are a leading global technology company and generate net revenue and earn our profits from the sale of products, technologies, solutions and services to consumers, businesses and governments. Our portfolio is broad and includes personal computers, handheld computing devices, home and business imaging and printing devices, publishing systems, storage and servers, a wide array of information technology ("IT") services and software solutions. We have seven business segments: Enterprise Storage and Servers ("ESS"), HP Services ("HPS"), Software, the Personal Systems Group ("PSG"), the Imaging and Printing Group ("IPG"), HP Financial Services ("HPFS"), and Corporate Investments. ESS, HPS and Software are structured beneath a broader Technology Solutions Group ("TSG"). While TSG is not an operating segment, we sometimes provide financial data aggregating the segments within TSG in order to provide a supplementary view of our business.

Our product and geographic breadth requires us to focus on strategic imperatives within individual product categories and to manage across our portfolio in order to drive growth while optimizing cost structure. Our financial results also are impacted by our ability to predict and to respond to industry-wide trends. For instance, a trend that is significant to our business and financial results is the shift toward standardized products, which presents revenue opportunities for certain of our businesses but presents an ongoing challenge to our margins. To help address the potential margin impact of standardization, we take ongoing actions related to both revenue generation and cost structure management. In the sales and marketing area, we have programs designed to improve the rates at which we sell higher-margin configurations or options. We also continue to focus on managing procurement and labor expenses. Key to our overall efforts in delivering superior products while maintaining a world-class cost structure is the increasingly global nature of technology expertise. This trend is allowing us to develop a global delivery structure to take advantage of regions where advanced technical expertise is available at lower costs.

As part of our efforts to improve efficiencies and reduce costs, we continually evaluate our workforce and infrastructure and make adjustments we deem appropriate. When we make adjustments to our workforce and infrastructure, we may incur incremental expenses that delay the benefit of a more efficient workforce structure, but we believe that the fundamental shift to more efficient global delivery is crucial to maintaining a long-term competitive cost structure. Recent adjustments include:

- Our plans announced in May 2006 to reduce our IT spending by consolidating 85 data centers worldwide into six state-of-the-art centers in three U.S. cities; and
- Our plans announced in July 2006 to reduce our real estate costs by consolidating several hundred real estate locations worldwide to fewer core sites over the next four years.

We continue to implement the 2005 restructuring plan that was approved by our Board of Directors in the fourth quarter of fiscal 2005. As part of that plan, we announced in June 2006 that we would integrate the activities carried out by our Global Operations organization directly into our business segments. Under the 2005 restructuring plan, we expect to eliminate approximately 15,200 positions through workforce restructuring or early retirement programs. Approximately 14,200 of these positions have been eliminated as of October 31, 2006. The majority of the remaining 1,000 positions are expected to be eliminated during fiscal 2007. We expect to reinvest a significant portion of the savings from these actions back into our business operations or use these savings to offset market forces. For more information on our restructuring plan, see Note 8 to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

In terms of how our execution has translated into financial performance, the following provides an overview of our key fiscal 2006 financial metrics:

	HP Consolidated	TSG				IPG	PSG	HPFS
		ESS	HPS	Software	Total			
	In millions, except per share amounts							
Net revenue	$91,658	$17,308	$15,617	$1,301	$34,226	$26,786	$29,166	$2,078
Year-over-year net revenue % increase	6%	4%	1%	23%	3%	6%	9%	(1)%
Earnings from operations	$ 6,560	$ 1,446	$ 1,507	$ 85	$ 3,038	$ 3,978	$ 1,152	$ 147
Earnings from operations as a % of net revenue	7.2%	8.4%	9.6%	6.5%	8.9%	14.9%	3.9%	7.1%
Net earnings	$ 6,198							
Net earnings per share								
Basic	$ 2.23							
Diluted	$ 2.18							

Cash and cash equivalents at October 31, 2006 totaled $16.4 billion, an increase of $2.5 billion from the October 31, 2005 balance of $13.9 billion. The increase for fiscal 2006 was related primarily to $11.4 billion of net cash provided by operating activities and $2.5 billion of proceeds from shares issued in connection with our employee stock plans. The increase was partially offset by $6.1 billion paid to repurchase our common stock, $2.0 billion of net investments in property, plant and equipment, a $1.7 billion prepayment for common stock to be repurchased in the future, $0.9 billion for cash dividends and $0.9 billion for net cash paid for business acquisitions.

We intend the discussion of our financial condition and results of operations that follows to provide information that will assist in understanding our Consolidated Financial Statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect our Consolidated Financial Statements.

The discussion of results of operations at the consolidated level is followed by a more detailed discussion of results of operations by segment.

For a further discussion of factors that could impact operating results, see the section entitled "Risk Factors" in Item 1A, which is incorporated herein by reference.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

The Consolidated Financial Statements of HP are prepared in accordance with U.S. generally accepted accounting principles, which require management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, net revenue and expenses, and the disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of HP's Board of Directors. Management believes that the accounting estimates employed and the resulting balances are reasonable; however, actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably likely to occur could materially impact the financial statements. Management believes the following critical accounting policies reflect the significant estimates and assumptions used in the preparation of the Consolidated Financial Statements.

Revenue Recognition

We enter into contracts to sell our products and services, and, while the majority of our sales agreements contain standard terms and conditions, there are agreements that contain multiple elements or non-standard terms and conditions. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, and, if so, how the price should be allocated among the elements and when to recognize revenue for each element. We recognize revenue for delivered elements only when the fair values of undelivered elements are known, uncertainties regarding customer acceptance are resolved and there are no customer-negotiated refund or return rights affecting the revenue recognized for delivered elements. Changes in the allocation of the sales price between elements might impact the timing of revenue recognition but would not change the total revenue recognized on the contract.

We recognize revenue as work progresses on certain fixed-price contracts, such as consulting arrangements. Using a proportional performance method, we estimate the total expected labor costs in order to determine the amount of revenue earned to date. We follow this basis because reasonably dependable estimates of the labor costs applicable to various stages of a contract can be made. Total contract profit is subject to revisions throughout the life of the contract. We record changes in revenue as a result of revisions to cost estimates to income in the period in which the facts that give rise to the revision become known.

We record estimated reductions to revenue for customer and distributor programs and incentive offerings, including price protection, promotions, other volume-based incentives and expected returns. Future market conditions and product transitions may require us to take actions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered. Additionally, certain incentive programs require us to estimate, based on historical experience, the number of customers who will actually redeem the incentive.

Restructuring

We have engaged, and may continue to engage, in restructuring actions, which require management to utilize significant estimates related to expenses for severance and other employee separation costs, realizable values of assets made redundant or obsolete, lease cancellation and other exit costs. If the actual amounts differ from our estimates, the amount of the restructuring charges could be materially impacted. For a full description of our restructuring actions, refer to our discussions of restructuring in the Results of Operations section and Note 8 to the Consolidated Financial Statements in Item 8, which are incorporated herein by reference.

Stock-Based Compensation Expense

Effective November 1, 2005, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Shared-Based Payment" ("SFAS 123R"), using the modified prospective transition method, and therefore have not restated prior periods' results. Under this method, we recognize stock-based compensation expense for all share-based payment awards granted after November 1, 2005 and granted prior to but not yet vested as of November 1, 2005, in accordance with SFAS 123R. Under the fair value recognition provisions of SFAS 123R, we recognize stock-based compensation expense net of an estimated forfeiture rate and recognize compensation cost for only those shares expected to vest on a straight-line basis over the requisite service period of the award. Prior to SFAS 123R adoption, we accounted for share-based payment awards under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and, accordingly, generally recognized compensation expense only when we granted options with a discounted exercise price.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. Management determined that implied volatility calculated based on actively traded options on HP common stock is a better indicator of expected volatility and future stock price trends than historical volatility. Therefore, expected volatility in fiscal years 2006 and 2005 was based on a market-based implied volatility. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. See Note 2 to the Consolidated Financial Statements in Item 8 for a further discussion on stock-based compensation.

Taxes on Earnings

We calculate our current and deferred tax provisions based on estimates and assumptions that could differ from the actual results reflected in our income tax returns filed during the subsequent year. We record adjustments based on filed returns when we have identified and finalized them, which is generally in the third and fourth quarters of the subsequent year for U.S. federal and state provisions, respectively.

We recognize deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize. We have considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, we would increase the valuation allowance and make a corresponding charge to earnings in the period in which we make such determination. Likewise, if we later determine that we are more likely than not to realize the net deferred tax assets, we would reverse the applicable portion of the previously provided valuation allowance. In order for us to realize our deferred tax assets we must be able to generate sufficient taxable income in the tax jurisdictions in which the deferred tax assets are located.

Our effective tax rate includes the impact of certain undistributed foreign earnings for which we have not provided U.S. taxes because we plan to reinvest such earnings indefinitely outside the United States. We plan foreign earnings remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations. Based on these assumptions, we estimate the amount we will distribute to the United States and provide the U.S. federal taxes due on these amounts. Further, as a result of certain employment actions and capital investments HP has undertaken, income from manufacturing activities in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from taxes, for fiscal years through 2019. Material changes in our estimates of cash, working capital and long-term investment requirements in the various jurisdictions in which we do business could impact our effective tax rate.

We are subject to income taxes in the United States and over sixty foreign countries, and we are subject to routine corporate income tax audits in many of these jurisdictions. We believe that our tax return positions are fully supported, but tax authorities are likely to challenge certain positions, which may not be fully sustained. However, our income tax expense includes amounts intended to satisfy income tax assessments that result from these challenges. Determining the income tax expense for these potential assessments and recording the related assets and liabilities requires significant management judgments and estimates. We evaluate our income tax contingencies in accordance with SFAS No. 5, "Accounting for Contingencies." We believe that our reserve for income tax liabilities, including related interest, is adequate in relation to the potential for additional tax assessments. The amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. Our reserve for income tax liabilities is attributable primarily to uncertainties concerning the tax treatment of our international operations, including the allocation of income among different jurisdictions, and related interest. We review our reserves quarterly, and we may adjust such reserves because of proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, previously unavailable information obtained during the course of an examination, negotiations between tax authorities of different countries concerning our transfer prices, execution of Advanced Pricing Agreements, resolution with respect to individual audit issues, the resolution of entire audits, or the expiration of statutes of limitations. Material adjustments are most likely to occur in the fiscal years in which major ongoing audits, such as audits by the Internal Revenue Service ("IRS"), are closed. In addition, our tax contingency reserve includes certain amounts for potential tax assessments for pre-acquisition tax years of acquired companies which, if released, will impact the carrying value of goodwill attributable to the acquired company.

Allowance for Doubtful Accounts

We determine our allowance for doubtful accounts using a combination of factors to ensure that we have not overstated our trade and financing receivables balances due to uncollectibility. We maintain an allowance for doubtful accounts for all customers based on a variety of factors, including the length of time receivables are past due, trends in overall weighted average risk rating of the total portfolio, macroeconomic conditions, significant one-time events, historical experience and the use of third-party credit risk models that generate quantitative measures of default probabilities based on market factors, and the financial condition of customers. Also, we record specific provisions for individual accounts when we become aware of a customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to customers change, we would further adjust our estimates of the recoverability of receivables either upward or downward. The annual provision for doubtful accounts is approximately 0.03% of net revenue over the last three fiscal years. Using our third-party credit risk model at October 31, 2006, a 50-basis-point deterioration in either the weighted average default probabilities of our significant customers or in the overall mix of our portfolio would have resulted in an approximately $26 million increase to our trade allowance at the end of fiscal year 2006.

Inventory

We state our inventory at the lower of cost or market. We make adjustments to reduce the cost of inventory to its net realizable value, if required, at the product group level for estimated excess, obsolescence or impaired balances. Factors influencing these adjustments include changes in demand, rapid technological changes, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

Valuation of Goodwill and Indefinite-Lived Purchased Intangible Assets

We review goodwill and purchased intangible assets with indefinite lives for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The provisions of SFAS No. 142 require that we perform a two-step impairment test on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. Our reporting units are consistent with the reportable segments identified in Note 18 to the Consolidated Financial Statements in Item 8. We determine the fair value of our reporting units based on a weighting of income and market approaches. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of revenue or earnings for comparable companies. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference. SFAS No. 142 also requires that the fair value of the purchased intangible assets with indefinite lives be estimated and compared to the carrying value. We estimate the fair value of these intangible assets using an income approach. We recognize an impairment loss when the estimated fair value of the intangible asset is less than the carrying value.

Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units.

Our annual goodwill impairment analysis, which we performed during the fourth quarter of fiscal 2006, did not result in an impairment charge. The excess of fair value over carrying value for each of HP's reporting units as of August 1, 2006, the annual testing date, ranged from approximately $350 million to approximately $41.4 billion. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, we applied a hypothetical 10% decrease to the fair values of each reporting unit. This hypothetical 10% decrease would result in excess fair value over carrying value ranging from approximately $200 million to approximately $36.6 billion for each of HP's reporting units.

Warranty Provision

We provide for the estimated cost of product warranties at the time we recognize revenue. We evaluate our warranty obligations on a product group basis. Our standard product warranty terms generally include post-sales support and repairs or replacement of a product at no additional charge for a specified period of time. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, we base our estimated warranty obligation upon warranty terms, ongoing product failure rates, repair costs, product call rates, average cost per call, and current period product shipments. If actual product failure rates, repair rates, service delivery costs or post-sales support costs differ from our estimates, we would be required to make revisions to the estimated warranty liability. Warranty terms generally range from 90 days parts-only to three years parts and labor, depending upon the product. Over the last three fiscal years, the annual warranty provision has averaged approximately 3.6% of annual net product revenue, while actual annual warranty costs have averaged approximately 3.4% of annual net product revenue.

Retirement Benefits

Our pension and other post-retirement benefit costs and obligations are dependent on various assumptions. Our major assumptions relate primarily to discount rates, salary growth, long-term return on plan assets and medical cost trend rates. We base the discount rate assumption on current investment yields of high quality fixed income investments during the retirement benefits maturity period. The salary growth assumptions reflect our long-term actual experience and future and near-term outlook. Long-term return on plan assets is determined based on historical portfolio results and management's expectation of the future economic environment, as well as target asset allocations. Our medical cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Actual results that differ from our assumptions are accumulated and are amortized generally over the estimated future working life of the plan participants.

Our major assumptions vary by plan and the weighted average rates used are set forth in Note 15 to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference. Each assumption has different sensitivity characteristics, and, in general, changes, if any, have moved in the same direction over the last several years. For fiscal 2006, changes in the weighted average rates would have had the following impact on our net periodic benefit cost:

- a decrease of 25 basis points in the long-term rate of return would have increased our net benefit cost by approximately $31 million;
- a decrease of 25 basis points in the discount rate would have increased our net benefit cost by approximately $49 million; and
- an increase of 25 basis points in the future compensation rate would have increased our net benefit cost by approximately $27 million.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1 to the Consolidated Financial Statements in Item 8 for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition, which is incorporated herein by reference.

RESULTS OF OPERATIONS

Results of operations in dollars and as a percentage of net revenue were as follows for the following fiscal years ended October 31:

	2006		2005[2]		2004[2]	
			In millions			
Net revenue	$91,658	100.0%	$86,696	100.0%	$79,905	100.0%
Cost of sales[1]	69,427	75.7%	66,440	76.6%	60,811	76.1%
Gross profit	22,231	24.3%	20,256	23.4%	19,094	23.9%
Research and development	3,591	3.9%	3,490	4.0%	3,563	4.5%
Selling, general and administrative	11,266	12.3%	11,184	13.0%	10,496	13.1%
Pension curtailment	—	—	(199)	(0.2)%	—	—
Restructuring charges	158	0.2%	1,684	1.9%	114	0.1%
Amortization of purchased intangible assets	604	0.7%	622	0.7%	603	0.8%
In-process research and development charges	52	—	2	—	37	—
Acquisition-related charges	—	—	—	—	54	0.1%
Earnings from operations	6,560	7.2%	3,473	4.0%	4,227	5.3%
Interest and other, net	606	0.6%	189	0.2%	35	—
Gains (losses) on investments	25	—	(13)	—	4	—
Dispute settlement	—	—	(106)	(0.1)%	(70)	(0.1)%
Earnings before taxes	7,191	7.8%	3,543	4.1%	4,196	5.2%
Provision for taxes	993	1.0%	1,145	1.3%	699	0.8%
Net earnings	$ 6,198	6.8%	$ 2,398	2.8%	$ 3,497	4.4%

(1) Cost of products, cost of services and financing interest.

(2) Certain reclassifications have been made to prior year amounts in order to conform to the current year presentation.

Net Revenue

The components of weighted average net revenue growth were as follows for the following fiscal years ended October 31:

	2006	2005
	Percentage points	
Personal Systems Group	2.8	2.7
Imaging and Printing Group	1.9	1.2
Enterprise Storage and Servers	0.7	2.0
Software	0.3	0.2
HP Services	0.1	2.1
HP Financial Services	(0.1)	0.3
Corporate Investments/Other	—	—
Total HP	5.7	8.5

In fiscal 2006, HP net revenue increased approximately 6% from the prior year period (7% on a constant currency basis). The unfavorable currency impact for fiscal 2006 was due primarily to the movement of the dollar against the euro and the yen. U.S. net revenue was $32.2 billion for fiscal 2006, an increase of 6% from the prior year, while international net revenue increased 6% to $59.4 billion.

PSG net revenue increased across all regions as a result of a 15% volume increase. The volume increase resulted from strong growth in consumer and commercial markets and significant improvement in emerging markets, which was partially offset by 6% and 7% declines in average selling prices ("ASPs") in consumer and commercial clients, respectively. IPG net revenue growth in fiscal 2006 was due mainly to increased shipment volumes of printer supplies resulting from the continued expansion of printer hardware placements and the strong performance of color-related products. ESS net revenue growth was the result primarily of strong unit growth in our industry standard servers business ("ISS"), Blade revenue growth, increased option attach rates in our ProLiant server line, continued strong performance in mid-range EVA products within our Storage business and revenue increases from our Integrity servers. The ESS growth was moderated by revenue declines in our tape business and PA-RISC and Alpha Server product lines. The net revenue growth in Software for fiscal 2006 was due primarily to growth in our OpenView business as a result of the Peregrine acquisition and an increase in support and service contracts. HPS net revenue increased in fiscal 2006 due primarily to revenue increases in management services driven by new business and existing account growth, which were offset by declines in the technology services business resulting from competitive pricing pressures and changes in the mix of platforms being serviced. The HPFS net revenue decline in fiscal 2006 was due primarily to lower used equipment sales.

In fiscal 2005, HP net revenue increased approximately 8% from the prior year period (6% on a constant currency basis). The favorable currency impact was due primarily to the weakening of the dollar against the euro and the yen for the first three quarters of fiscal 2005 and to a lesser extent in the fourth fiscal quarter as the dollar strengthened against the euro and the yen during that period. U.S. net revenue was $30.5 billion for fiscal 2005, an increase of 4% from the prior year, while international net revenue increased 11% to $56.2 billion.

In PSG, net revenue increased across all regions as a result of a 13% volume increase in consumer and commercial clients. The volume increase was partially offset by a decline of 4% in ASPs. Notebook

PC sales were the leading contributor to net revenue growth in PSG. HPS achieved net revenue growth across all businesses in fiscal 2005 due in large part to the impact of acquisitions (benefiting primarily technology services) and favorable currency impacts. Additionally, managed services net revenue increased due to both new contract signings and additional contract revenue from the installed base. In fiscal 2005, ESS net revenue growth was the result primarily of continued strong sales of industry standard servers, particularly our ProLiant server line, due to volume increases and higher ASPs resulting from improved option attach rates. IPG net revenue growth in fiscal 2005 was the result of increased unit growth of printer supplies, particularly LaserJet toner, as a result of the increasing demand for color-related products. The demand for color-related products also added to the revenue growth in commercial hardware. Both Software and HPFS contributed to HP net revenue growth for fiscal 2005 as growing acceptance of our OpenView product offerings contributed to Software revenue growth while higher used equipment sales and a higher mix of operating leases benefited HPFS.

Stock-Based Compensation Expense

Effective November 1, 2005, we adopted the fair value recognition provisions of SFAS 123R using the modified prospective transition method and therefore have not restated results for prior periods. Our results of operations in fiscal 2006 were impacted by the recognition of non-cash expense related to the fair value of our share-based payment awards. In fiscal 2006, we recorded $536 million in pre-tax stock-based compensation expense based on SFAS 123R, of which $144 million was included in cost of sales, $70 million was included in research and development expense and $322 million was included in sales, general and administrative expense. Total stock-based compensation expense for SFAS 123R, net of taxes, in fiscal 2006 was $376 million. In addition, we recognized an adjustment of $14 million to reduce non-cash stock-based compensation expense which was included as part of our restructuring expenses. The stock-based compensation expense related to HP-granted employee stock options and the employee stock purchase plan is recorded at the corporate level and therefore does not have an impact on segment results. See Note 2 to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

Gross Margin

The weighted average components of the change in gross margin were as follows for the following fiscal years ended October 31:

	2006	2005
	Percentage points	
Enterprise Storage and Servers	0.4	0.1
HP Services	0.2	(0.5)
Imaging and Printing Group	0.2	(0.8)
Software	0.2	0.1
Personal Systems Group	0.1	0.5
HP Financial Services	(0.1)	0.1
Corporate Investments/Other	(0.1)	—
Total HP	0.9	(0.5)

Total company gross margin increased in fiscal 2006 as compared to fiscal 2005. The improvement in ESS gross margin in fiscal 2006 was due primarily to a favorable unit mix, improved discount management, and lower component costs. HPS gross margin increase was driven mainly by the continued focus on cost structure improvement from delivery efficiencies and cost controls, which were partially offset by the continued competitive environment in the solutions and services business and higher fiscal 2006 bonus accruals. For IPG, the gross margin increased in fiscal 2006 due primarily to improved supplies margins and a favorable portfolio mix shift from hardware to supplies, which were partially offset by unfavorable consumer hardware margins. The improvement in Software gross margin in fiscal 2006 was due primarily to an increase in revenue and more effective management of the support and services costs for OpenView and OpenCall. The gross margin improvement in PSG resulted primarily from reduced warranty expense and supply chain costs as a percentage of revenue and component cost declines. HPFS gross margin was impacted unfavorably in fiscal 2006 due primarily to competitor pricing pressures, a higher mix of lower margin operating lease assets and lower recoveries for bad debts, which were partially offset by lower credit losses in fiscal 2006.

Total company gross margin decreased in fiscal 2005 as compared to fiscal 2004. For IPG, the gross margin decline in fiscal 2005 was attributable primarily to a mix shift within supplies from inkjet cartridges to LaserJet toner and continuing decreases in ASPs within hardware due to strategic pricing actions. The gross margin decline in HPS in fiscal 2005 reflected primarily competitive pricing pressures and portfolio mix shifts within technology services along with higher employee bonus costs in the second half of the fiscal year. In fiscal 2005, ESS gross margin increased slightly as the benefits of improved option attach rates in industry standard servers and improved performance in storage helped to offset the unfavorable impact from the continued mix shift towards industry standard servers within the segment and the mix shift to lower margin products within business critical systems. The gross margin contribution for HPFS and Software increased slightly in fiscal 2005 as lower bad debt expense increased gross margin in HPFS, while an increase in both OpenView and OpenCall gross margins benefited the Software business. The gross margin improvement in PSG in fiscal 2005 resulted from component cost declines, product mix shift towards higher margin notebook PCs and reduced warranty costs.

Operating Expenses

Research and Development

Total research and development ("R&D") expense as a percentage of net revenue decreased slightly in fiscal 2006 as compared to fiscal 2005 due primarily to revenue growing faster than R&D expense. R&D expense increased in fiscal 2006 due primarily to higher bonus accruals and stock-based compensation expense, which were partially offset by expense controls and cost savings from restructuring actions. As a percentage of net revenue, each of our major segments experienced a year-over-year decrease in R&D expense in fiscal 2006.

In fiscal 2005, total R&D expense as a percentage of net revenue declined from the same period in the prior year due primarily to savings resulting from workforce reductions and tight expense controls. These savings were partially offset by increased costs for the company bonus and costs associated with the workforce rebalancing actions taken in the first half of the fiscal year. As a percentage of net revenue, each of our segments experienced a decrease in research and development expense in fiscal 2005 as we worked to focus our investments and manage realignment, while also continuing to drive new technologies and business opportunities. Such decreases resulted in part from cost control measures, including the benefit from workforce reduction actions in ESS, the consolidation and realignment of certain IPG research and development infrastructure and lower program spending.

Selling, General and Administrative

Selling, general and administrative ("SG&A") expense declined as a percentage of net revenue during fiscal 2006 due primarily to the increase in net revenue outpacing SG&A expense growth. Total SG&A expense increased slightly during fiscal 2006 as higher bonus accruals and stock-based compensation expenses as well as increased marketing spending were offset in part by savings from expense controls and restructuring actions and favorable currency impacts due to movement of the dollar against the euro and the yen. As a percentage of net revenue, each of our segments experienced a year-over-year decrease or no change in SG&A expense in fiscal 2006.

SG&A expense decreased slightly as a percentage of net revenue during fiscal 2005, as net revenue growth was higher than the growth of SG&A due in part to tight company-wide expense controls. On an absolute basis, SG&A spending increased 6.6% in fiscal 2005 due primarily to higher employee bonuses earned in the second half of fiscal 2005 and unfavorable currency impacts.

Pension Curtailment

In conjunction with management's plan to restructure certain of our operations, as discussed in Note 8 to the Consolidated Financial Statements in Item 8, we modified our U.S. retirement programs to align more closely to industry practice. Effective January 1, 2006, we ceased pension accruals and eliminated eligibility for the subsidized retiree medical program for current employees who did not meet defined criteria based on age and years of service. As a result, we recognized a curtailment gain of $199 million in the fourth quarter of fiscal 2005 stemming from the elimination of future benefit accruals for the affected employee group. In fiscal 2006, we recognized additional curtailment gains, which were included in our restructuring charges as described below.

For more information on our plan design changes, see Note 15 to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

Restructuring Charges

Restructuring charges in fiscal year 2006 were $158 million. This included a net charge of $233 million related to true-ups of severance and other related restructuring charges for all restructuring plans, a $6 million termination benefits expense and a $3 million settlement and curtailment loss from our non-U.S. pension plans related to the fiscal 2005 restructuring plan, which was approved by our Board of Directors in the fourth quarter of fiscal 2005. These charges were partially offset by a $46 million settlement gain from the U.S. pension plans, a $24 million curtailment gain from the U.S. retiree medical program and a $14 million adjustment to reduce our non-cash stock-based compensation expense, all related to our fiscal 2005 restructuring plan approved in the fourth quarter of fiscal 2005.

The fiscal 2005 restructuring plan was designed to simplify our structure, reduce costs and place greater focus on our customers. We included original estimates of 15,300 positions to be eliminated in the fiscal 2005 restructuring plan. Subsequent to the initial estimate, we reduced the number of total positions to be eliminated to 15,200. Approximately 14,200 positions have been eliminated as of October 31, 2006 in connection with this restructuring plan, including 3,200 U.S. employees who elected to take early retirement.

Restructuring charges in fiscal 2005 were $1.7 billion. This included a $1.6 billion charge for the fiscal 2005 restructuring plan approved in the fourth quarter of fiscal 2005. Also of the total charges for fiscal 2005, $109 million was related to severance and related costs associated with the termination of approximately 1,450 employees in connection with a restructuring plan approved by our management in the third quarter of fiscal 2005. All employees under this restructuring plan were terminated as of October 31, 2005. Of the initial restructuring amount, we have paid substantially all of it as of October 31, 2006.

Restructuring costs in fiscal 2004 mainly reflected certain charges relating to the fiscal 2003 restructuring plan, which did not meet recognition requirements during fiscal 2003, as well as changes in the original estimates for the fiscal 2003 plan and a fiscal 2002 restructuring plan.

Restructuring liabilities of $638 million at October 31, 2006 are composed primarily of the remaining cash payments to be made for severance relating to the fiscal 2005 restructuring plan and certain non-U.S. severance benefits and contract termination costs, including canceled facility leases for the other restructuring plans. We expect to make the majority of the remaining severance payments before the end of fiscal 2007 and to settle the non-severance obligations by the end of fiscal 2010.

For more information on our restructuring charges, see Note 8 to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

The following table summarizes the major restructuring activities in aggregate and during each of fiscal years 2006, 2005 and 2004.

	Aggregate Total	For the fiscal years ended October 31		
		2006	2005	2004
	In millions, except employee data			
Restructuring headcount reductions:				
2005 plans—estimate and estimate revisions	16,650	(100)	16,750	
2005 plans—exits	(15,650)	(9,500)	(6,150)	
Remaining to exit	1,000			
Restructuring program charges:				
2005 restructuring charges:				
Severance and other benefits	$ 1,780	$ 106	$ 1,674	$ —
2003 restructuring charges	31	4	(10)	37
2002 and 2001 restructuring charges	145	48	20	77
Total restructuring charges	$ 1,956	$ 158	$ 1,684	$ 114
Goodwill adjustments relating to restructuring plans	$ (142)	$ (25)	$ (44)	$ (73)

Fiscal 2005 Workforce Rebalancing

In addition to the restructuring activities described above, in fiscal 2005 we incurred approximately $236 million in workforce rebalancing charges resulting from actions taken by certain business segments for severance and related costs. Workforce rebalancing costs were included in the segment results. We recorded these costs during the six months ended April 30, 2005. As a result of these workforce rebalancing actions, we reduced headcount by approximately 3,000 employees in certain business segments as of October 31, 2005. Of the initial restructuring amount, we have paid substantially all of it as of October 31, 2006.

Amortization of Purchased Intangible Assets

The decrease in amortization expense in fiscal 2006 as compared to fiscal 2005 was due primarily to a decrease in amortization expense related to certain intangible assets associated with prior acquisitions including Compaq Computer Corporation ("Compaq") acquisition that had reached the end of their amortization period, partially offset by an increase in amortization expense related primarily to the Scitex Vision Ltd. ("Scitex"), Peregrine Systems, Inc. ("Peregrine"), and OuterBay Technologies, Inc. ("OuterBay") acquisitions in fiscal year 2006.

The increase in amortization expense in fiscal 2005 as compared to fiscal 2004 was due primarily to the amortization of intangible assets related to the acquisitions of Triaton in April 2004, Synstar PLC ("Synstar") in October 2004 and SAC, LLC ("Snapfish") in April 2005, as well as accelerated amortization related to the early termination of certain acquired customer contracts.

For more information on our amortization of purchased intangibles assets, see Note 7 to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

Acquisition-Related Charges

Acquisition-related charges in fiscal 2004 consisted of costs related to Compaq acquisition, which included primarily the amortization of deferred compensation, merger-related inventory adjustments and professional fees.

In-Process Research and Development Charges

We record in-process research & development ("IPR&D") charges in connection with acquisitions accounted for as business combinations, as more fully described in Note 6 to the Consolidated Financial Statements in Item 8. In fiscal 2006, 2005 and 2004 we recorded IPR&D charges of $52 million, $2 million and $37 million, respectively, related to acquisitions during those years.

Interest and Other, Net

Interest and other, net increased by $417 million in fiscal 2006 from fiscal 2005. The increase in fiscal 2006 resulted primarily from higher net interest income over the prior year related to higher short-term interest rates in fiscal 2006, net gains from sales of certain real estate properties, and lower interest expenses due to our lower average debt balances. The increase in fiscal 2006 also was attributable to a charge recorded in fiscal 2005 for estimated sales and use taxes and related interest associated with pre-acquisition Compaq sales and use tax audits as described below.

Interest and other, net increased by $154 million in fiscal 2005 from fiscal 2004. The increase in fiscal 2005 was the result primarily of higher short-term U.S. interest rates, which increased the interest income from our cash balances and reduced the cost associated with foreign exchange hedges. Increased interest expense and a charge related to a sales and use tax audit of Compaq prior to its acquisition by HP for the fiscal years 1998-2002 partially offset the increase in interest and other, net for fiscal 2005.

Gains (Losses) on Investments

Net gains in fiscal 2006 resulted primarily from gains on the sale of investments, which were offset in part by impairment charges on our investment portfolio. Net losses in fiscal 2005 resulted primarily from impairment charges on equity investments in our publicly-traded and privately-held investment portfolios. Partially offsetting these losses were gains attributable to the sale of investments. Net gains in fiscal 2004 were attributable mainly to the realization of a contingent gain associated with a prior period divestiture and realized gains from the sale of investments in excess of impairment charges.

Dispute Settlement

In fiscal 2005, we recorded a net total of $106 million in dispute settlement charges. We reached a legal settlement of $141 million in our patent infringement case with Intergraph Hardware Technologies Company ("Intergraph") and recorded a charge of $116 million related to a cross-license agreement with Intergraph for products shipped in prior years. Partially offsetting this amount was a $10 million recovery from an individual related to a prior period settlement with the Government of Canada. During fiscal 2004, we recorded $70 million in settlement costs from a dispute with the Government of Canada. For other settlement matters, see Note 17 to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

Provision for Taxes

Our effective tax rate was 13.8%, 32.3% and 16.7% in fiscal 2006, 2005 and 2004, respectively.

The decrease in the overall tax rate in fiscal 2006 from fiscal 2005 was related in part to other income tax adjustments of $599 million in fiscal 2006. This included net favorable tax adjustments of $565 million to income tax accruals as a result of the settlement of IRS examinations of our U.S. income tax returns for fiscal years 1993 to 1998. The reductions to the net income tax accruals for these years related primarily to the resolution of issues with respect to Puerto Rico manufacturing tax incentives and export tax incentives, and other issues involving our non-U.S. operations. In addition, the decrease in the overall tax rate in 2006 from fiscal 2005 was attributable in part to $697 million of income tax expense related to items unique to fiscal 2005. The tax expense was the result primarily of $792 million associated with the repatriation of $14.5 billion under the American Jobs Creation Act of 2004 ("Jobs Act") and $76 million related to additional distributions received from foreign subsidiaries. These tax expenses were offset in part by tax benefits of $177 million resulting from agreements with the IRS and other governmental authorities.

The increase in the overall tax rate in fiscal 2005 from fiscal 2004 was related primarily to tax expense associated with the repatriation of $14.5 billion under the provisions of the Jobs Act which was partially offset by the increase in the tax benefit derived from lower rates in other jurisdictions. The Jobs Act, enacted on October 22, 2004, provided for a temporary 85% dividend received deduction on certain foreign earnings repatriated during a one-year period. The deduction resulted in an approximate 5.25% federal tax rate on the repatriated earnings.

In fiscal 2004, our tax rate benefited from net favorable adjustments to previously estimated tax liabilities of $207 million, which decreased the provision for taxes. The most significant favorable adjustments related to the resolution of a California state income tax audit, a net favorable revision to estimated tax accruals upon filing the 2003 U.S. income tax return and a reduction in taxes on foreign earnings due to a change in regulatory policy. These favorable adjustments were offset in part by the net effect of smaller adjustments to income tax liabilities in various jurisdictions.

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate of 35% and further explanation of our provision for taxes, see Note 13 to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

Segment Information

A description of the products and services, as well as financial data, for each segment can be found in Note 18 to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference. We have restated segment financial data for the fiscal years ended October 31, 2005 and 2004 to reflect changes in HP's organizational structure that occurred at the beginning of the first quarter of fiscal 2006. We describe these changes more fully in Note 18 to the Consolidated Financial Statements in Item 8. We have presented the business segments in this Form 10-K based on our management organizational structure as of October 31, 2006 and the distinct nature of various businesses. Future changes to this organizational structure may result in changes to the reportable segments disclosed. The discussions below include the results of each of our segments.

Technology Solutions Group

ESS, HPS and Software are structured beneath a broader Technology Solutions Group ("TSG"). We describe the results of the business segments of TSG in more detail below.

Enterprise Storage and Servers

	For the fiscal years ended October 31		
	2006	2005	2004
		In millions	
Net revenue	$17,308	$16,717	$15,084
Earnings from operations	$ 1,446	$ 800	$ 157
Earnings from operations as a % of net revenue	8.4%	4.8%	1.0%

The components of weighted average net revenue growth, by business unit were as follows for the following fiscal years ended October 31:

	2006	2005
	Percentage points	
Industry standard servers	3.6	9.3
Storage	0.9	1.2
Business critical systems	(1.0)	0.3
Total ESS	3.5	10.8

ESS net revenue increased 4% in fiscal 2006 from fiscal 2005. On a constant currency basis, ESS net revenue increased 5% in fiscal 2006 from fiscal 2005. The unfavorable currency impact for fiscal 2006 was due primarily to the movement of the dollar against the euro and the yen.

The net revenue growth in industry standard servers of 6% in fiscal 2006 compared to fiscal 2005 was driven by strong unit growth and the growth in Blade revenue as well as increased option attach rates in the ProLiant server line.

Storage net revenue increased 4% in fiscal 2006 compared to fiscal 2005 due to continued strong performance in mid-range EVA products within the storage area networks offerings while the tape business decline moderated the overall storage growth.

Business critical systems net revenue decreased 4% in fiscal 2006 compared to fiscal 2005. This decrease was due primarily to revenue declines in the PA-RISC product line and to the planned phase out of our Alpha Server product line. The declines were partially offset by net revenue growth in our Integrity servers which posted strong net revenue growth, reaching 37% of the business critical systems revenue mix in fiscal 2006 up from 20% in the prior fiscal year. Revenue mix from Integrity servers will continue to grow as customers migrated from PA-RISC and Alpha products. Integrity server revenue in fiscal 2006 also included revenue from Montecito-based Integrity servers which were first shipped in the fourth quarter of fiscal 2006. NonStop server net revenue decreased 2% in fiscal 2006 from the prior year due primarily to the revenue decrease on the discontinued product line, which was partially offset by NonStop Integrity product revenue growth.

In fiscal 2006, ESS earnings from operations as a percentage of net revenue increased by 3.6 percentage points compared to fiscal 2005, due primarily to an increase in gross margin combined with a decrease in operating expenses as a percentage of net revenue. The improvement in gross margin was due primarily to a favorable unit mix, improved discount management, and lower component costs. The increase was partially offset by a continued mix shift towards industry standard servers within the segment and the ongoing mix shift to lower-margin Integrity products within business critical systems. The decrease in operating expense as a percentage of net revenue in fiscal 2006 resulted primarily from increased revenue and decreased operating expenses in fiscal 2006. The decreased operating expenses reflected the benefits of our expense controls, which were partially offset by higher bonus accruals in fiscal 2006.

ESS net revenue increased 11% in fiscal 2005 from fiscal 2004. On a constant currency basis, ESS net revenue increased 9% in fiscal 2005 from fiscal 2004. The favorable currency impact was due primarily to the weakening of the dollar against the euro and the yen for the first three quarters of fiscal 2005 and to a lesser extent in the fourth fiscal quarter as the dollar strengthened against the euro and the yen during that period.

In fiscal 2005, ESS net revenue growth was due primarily to volume increases and improved average selling prices ASPs in industry standard servers, as a result of both unit growth and increased option attach rates in the ProLiant server line. The fiscal 2005 net revenue growth rate in industry standard servers benefited from certain internal execution problems that unfavorably impacted the business in the second half of fiscal 2004.

Storage net revenue increased 5% in fiscal 2005 compared to fiscal 2004 due to new product introductions that contributed to the strong performance of mid-range EVA products and improved storage sales specialist coverage. In fiscal 2005, storage area networks ("SANs") net revenue improved while revenue growth in the tape and supplies businesses remained flat. Fiscal 2005 storage net revenue growth rates, in comparison with growth rates in the prior year, benefited from the business challenges that unfavorably impacted the storage business in the second half of the prior year.

Business critical systems net revenue increased 1% in fiscal 2005 compared to fiscal 2004. Integrity server net revenue growth for the period was offset partially by revenue decline in the RISC product line and the planned revenue decline in the Alpha Server product line. The Integrity server product line posted net revenue growth for the year, representing 20% of the total business critical systems revenue mix, up from 11% in the prior year. In fiscal 2005, HP-UX server net revenue increased 5% from the prior year, and NonStop server net revenue declined due to a mature installed base.

In fiscal 2005, ESS earnings from operations as a percentage of net revenue increased by 3.8 percentage points compared to fiscal 2004, due primarily to a combination of a decrease in operating expenses as a percentage of net revenue and an increase in gross margin. We recorded $57 million of workforce reduction costs in the first two quarters of fiscal 2005. Our reduced operating expenses reflected the benefits of these measures as well as management controls on expense spending, which offset the impact of the higher employee bonus accruals recorded in the second half of the year. The improvement in margin was due primarily to higher option attach rates and improved discount management, which were offset partially by the continued mix shift towards industry standard servers within the segment as well as the ongoing mix shift to lower margin products within the business critical systems business as Integrity products assumed a greater percentage of business critical systems net revenue. In addition, the year-over-year industry standard servers and storage gross margins comparisons were favorably impacted by execution issues and business challenges that unfavorably affected the performance of industry standard servers and storage in the second half of fiscal 2004.

HP Services

	For the fiscal years ended October 31		
	2006	2005	2004
		In millions	
Net revenue	$15,617	$15,536	$13,848
Earnings from operations	$ 1,507	$ 1,151	$ 1,282
Earnings from operations as a % of net revenue	9.6%	7.4%	9.3%

The components of weighted average net revenue growth, by business unit, were as follows for the following fiscal years ended October 31:

	2006	2005
	Percentage points	
Technology services	(1.0)	5.6
Managed services	1.2	4.2
Consulting and integration	0.3	2.3
Other	—	0.1
Total HPS	0.5	12.2

HPS net revenue increased 1% in fiscal 2006 from fiscal 2005. On a constant currency basis, HPS net revenue increased 2% in fiscal 2006 from fiscal 2005. In fiscal year 2006, the unfavorable currency impact was due primarily to the movement of the dollar against the euro and the yen.

Net revenue in technology services decreased 2% in fiscal 2006 from the prior year due primarily to declines related to competitive pricing pressures and changes in the mix of platforms being serviced. This decline was moderated by growth in our IT solutions business such as integrated support services.

In fiscal 2006, the 6% growth in managed services net revenue from the prior year was driven mainly by new business and existing account growth, with continued focus on making more strategic portfolio decisions to improve profitability.

Net revenue in consulting and integration increased 2% in fiscal 2006 from the prior year due primarily to improved performance in Asia Pacific and Europe, Middle East and Africa ("EMEA").

HPS earnings from operations as a percentage of net revenue in fiscal 2006 increased by 2.2 percentage points. The operating margin increase was the result of a combination of an increase in gross margin and a decrease in operating expenses as a percentage of net revenue. The gross margin increase in HPS was due primarily to the continued focus on cost structure improvement from delivery efficiencies and cost controls, which were partially offset by the continued competitive environment in solutions and services business and higher fiscal 2006 bonus accruals. In fiscal year 2006, improved efficiencies in our operating expense structure contributed to the decline in operating expenses as a percentage of net revenue compared to fiscal year 2005 despite the impact of higher bonus accruals in fiscal 2006. Technology services operating margin in fiscal 2006 continued to benefit from improved delivery efficiencies and cost controls as well as portfolio decisions made to improve profitability, all of which were offset in part by the impact of the ongoing portfolio mix shift from higher margin proprietary support to lower margin areas such as multi-vendor integrated support and solution services. Managed services operating margin increased in fiscal 2006 due to delivery efficiencies, reduced operating expenses and more strategic portfolio decisions made to improve profitability. Consulting and integration operating margin improved in fiscal 2006 due to more efficient utilization of our consultants and reduced operating expenses.

HPS net revenue increased 12% in fiscal 2005 from fiscal 2004. On a constant currency basis, HPS net revenue increased 9% in fiscal 2005 from fiscal 2004. The favorable currency impact was due primarily to the weakening of the dollar against the euro and the yen for the first three quarters of fiscal 2005 and to a lesser extent in the fourth fiscal quarter as the dollar strengthened against the euro and the yen during that period. Excluding acquisitions made since the first quarter of fiscal 2004, HPS net revenue growth for fiscal 2005 was 8%. Net revenue in technology services increased 9% in fiscal 2005. Excluding acquisitions made since the first quarter of fiscal 2004, technology services net revenue growth for fiscal 2005 was 4%.

In fiscal 2005, managed services net revenue increased 24% from the prior-year as a result of an increase in new contracts, as well as additional revenue from our installed base of large customer contracts, the full year contribution of the Triaton acquisition (which we completed in April 2004) and favorable currency impacts. Excluding Triaton, managed services net revenue growth was 22% for fiscal 2005 compared to the prior fiscal year.

Net revenue in consulting and integration increased 13% in fiscal 2005 from the prior year due to strong order growth in EMEA and Asia Pacific, as well as the favorable impact of currency. Additionally, the Triaton acquisition added to the revenue growth.

HPS earnings from operations as a percentage of net revenue in fiscal 2005 declined 1.9 percentage points. The operating margin decline was the result of the combination of a decline in gross margin offset partially by a decrease in operating expense as a percentage of net revenue. The gross margin decline in HPS reflected primarily competitive pricing pressures and portfolio mix shifts within technology services, as well as the cost of higher employee bonuses recorded in the second half of the fiscal year, and the absorption of workforce reduction costs in the first half of the year that amounted to $89 million. The technology services portfolio continues to evolve from higher margin proprietary support to lower margin areas such as multi-vendor integrated support and network environmental services. Managed services gross margin increased due to improvements in delivery cost management across the installed base. Consulting and integration gross margin improved due to higher revenues and continued operational improvement in presales and delivery cost management.

In fiscal 2005, reductions and efficiencies in our operating expense structure contributed to the decline in operating expenses as a percentage of net revenue, despite $11 million in workforce reduction costs in the first half of the fiscal year and the impact of the employee bonuses granted in the second half of the fiscal year.

Software

	For the fiscal years ended October 31		
	2006	2005	2004
		In millions	
Net revenue	$1,301	$1,061	$ 923
Earnings (loss) from operations	$ 85	$ (49)	$ (152)
Earnings (loss) from operations as a % of net revenue	6.5%	(4.6)%	(16.5)%

In fiscal 2006, Software net revenue increased 23% (8% excluding the impact of acquisitions and 24% on a constant currency basis) from fiscal 2005. The unfavorable currency impact was due primarily to the movement of the dollar against the euro and the yen for fiscal 2006. Peregrine, which was acquired in December 2005, represented 14.7 percentage points of Software's net revenue growth for fiscal 2006. Net revenue associated with the Peregrine acquisition is included in the results of OpenView, our management solutions software product line, which represented 20 percentage points of growth on a weighted average net revenue basis for fiscal 2006. OpenCall, our telecommunications solutions product line, contributed the remaining 3 percentage points of the weighted average net revenue increase for fiscal 2006. OpenView net revenue growth was the result of acquisitions and increases in support and services contracts. OpenCall net revenue growth was the result of increased product sales and licenses as well as larger contracts.

The operating margin improvement for fiscal 2006 of 11.1 percentage points as compared to fiscal 2005 was the result primarily of a decrease in operating expense as a percentage of net revenue and an increase in gross margin. The decrease in operating expense as a percentage of net revenue was attributable to growth in field selling costs, research and development and marketing expenses attributable to cost management efforts that was slower than revenue growth. These cost reductions were partially offset by high integration costs associated with the acquisition of Peregrine as well as higher bonus accruals. The improvement in gross margin was driven by an increase in revenue, more effective management of the support and services costs for OpenView and OpenCall and from improved margins of our OpenCall product line resulting from a favorable product mix shift towards higher margin products.

In fiscal 2005, Software net revenue increased 15% (12% without acquisitions) from fiscal 2004 and 13% on a constant currency basis. The favorable currency impact was due primarily to the weakening of the dollar against the euro and the yen for the first three quarters of fiscal 2005 and to a lesser extent in the fourth fiscal quarter as the dollar strengthened against the euro and the yen during that period. OpenView represented 12 percentage points of net revenue growth on a weighted average basis for fiscal 2005. OpenCall represented 3 percentage points of growth on a weighted average net revenue basis for fiscal 2005. OpenView net revenue growth was the result of increases in larger contracts and license fees and, to a lesser extent, acquisitions. OpenCall net revenue growth was the result of an increase in licenses.

The operating margin improvement of 11.9 percentage points for fiscal 2005, as compared to fiscal 2004, was the result primarily of an increase in gross margin and a decrease in operating expense as a percentage of net revenue. The gross margin improvement was due to higher margin rates in our core businesses and a favorable product mix due to more OpenView license revenue. The decrease in operating expense as a percentage of net revenue was due to slower growth in operating expense attributable to cost management efforts, related principally to decreased research and development costs and slower growth in marketing costs as a percentage of revenue, despite the employee bonus recorded during the second half of fiscal 2005 and acquisition integration costs.

Personal Systems Group

	For the fiscal years ended October 31		
	2006	2005	2004
		In millions	
Net revenue	$29,166	$26,741	$24,622
Earnings from operations	$ 1,152	$ 657	$ 205
Earnings from operations as a % of net revenue	3.9%	2.5%	0.8%

The components of weighted average net revenue growth, by business unit, were as follows for the following fiscal years ended October 31:

	2006	2005
	Percentage points	
Notebook PCs	8.4	5.4
Desktop PCs	0.8	1.5
Workstations	0.6	0.8
Handhelds	(0.8)	(0.2)
Other	0.1	1.1
Total PSG	9.1	8.6

PSG net revenue increased 9% in fiscal 2006 from fiscal 2005. On a constant currency basis, PSG's net revenue increased 10% in fiscal 2006. The unfavorable currency impact was due primarily to the movement of the dollar against the euro and the yen. In fiscal 2006, net revenue increased across all regions and each business unit with the exception of handhelds, due primarily to an overall volume increase of 15%. The volume increase in fiscal 2006 was the result of strong growth in the consumer and commercial markets, with significant improvement in emerging markets. Net revenue for notebook PCs increased 23% while net revenue for desktop PCs increased slightly in fiscal 2006 from the prior year. Net revenue for consumer clients and commercial clients increased 19% and 4%, respectively, from the prior year. The revenue increases in consumer and commercial clients were partially offset by a decrease in handhelds revenue due to a decline in the Personal Digital Assistant ("PDA") product market coupled with our product transition to converged devices.

The PSG volume increase in fiscal 2006 was moderated by a decline of 6% in consumer client ASPs and 7% in commercial client ASPs. The ASP declines were due to pricing decisions resulting from lower component costs as well as competitive pricing pressures, which were partially offset by a strong monitor attach rate in commercial desktops PCs.

PSG earnings from operations as a percentage of net revenue increased by 1.4 percentage points in fiscal 2006 from fiscal 2005 as a result of gross margin improvement and a decrease in operating expenses as a percentage of revenue. The gross margin improvement was due primarily to reduced supply chain costs and warranty expense as a percentage of net revenue, combined with component cost declines. The operating expense decline as a percentage of net revenue was the result primarily of the increased net revenue and continued efforts on improving cost structure through efficiency measures. The operating expenses decreased slightly in fiscal 2006 due primarily to savings from our expense controls, which were partially offset by higher bonus accruals in fiscal 2006.

PSG net revenue increased 9% in fiscal 2005 from fiscal 2004. On a constant currency basis, PSG's net revenue increased 7% in fiscal 2005. The favorable currency impact was due primarily to the weakening of the dollar against the euro and the yen for the first three quarters of fiscal 2005 and to a lesser extent in the fourth fiscal quarter as the dollar strengthened against the euro and the yen during that period. In fiscal 2005, net revenue increased across all regions as a result of a 13% volume increase, particularly in consumer and commercial clients. Double digit unit growth in Asia Pacific and EMEA drove the revenue increase. In fiscal 2005, net revenue increases in notebook and desktop PCs were 16% and 3%, respectively, while consumer clients and commercial clients increased 10% and 7%, respectively, from the prior year. The revenue increases in consumer and commercial clients were offset partially by a decline in handhelds revenue. The performance of digital entertainment products, such as the Apple iPod from HP, added to the growth in net revenue for the fiscal year. In the fourth quarter of fiscal 2005, we discontinued reselling the Apple iPod.

The PSG volume increase was moderated by a decline of 4% in ASPs, with consumer clients and commercial clients declining 8% and 5%, respectively, in fiscal 2005. The declines in notebook and desktop ASPs were offset slightly by the digital entertainment mix and an increase in handheld ASPs. The decline in ASPs was due mainly to changes in the notebook product line-up that leveraged declines in component costs and competitive pressures in consumer PCs.

PSG earnings from operations as a percentage of net revenue increased by 1.7 percentage points in fiscal 2005 from fiscal 2004. The increase was the result of gross margin improvement combined with flat operating expenses as a percentage of revenue. The gross margin improvement was due primarily to component cost declines, a product mix shift toward higher margin notebook PCs, reduced warranty costs and favorable currency impacts. Operating expense as a percentage of revenue was flat, as the impact of the employee bonuses recorded in the second half of the year was offset by continued cost control measures.

Imaging and Printing Group

	For the fiscal years ended October 31		
	2006	2005	2004
		In millions	
Net revenue	$26,786	$25,155	$24,199
Earnings from operations	$ 3,978	$ 3,413	$ 3,843
Earnings from operations as a % of net revenue	14.9%	13.6%	15.9%

The components of weighted average net revenue growth, by business unit were as follows for the following fiscal years ended October 31:

	2006	2005
	Percentage points	
Supplies	5.4	3.3
Commercial hardware	1.4	1.6
Consumer hardware	(0.3)	(0.8)
Other	—	(0.1)
Total IPG	6.5	4.0

IPG net revenue increased 6% in fiscal 2006 from fiscal 2005. On a constant currency basis, the net revenue increase was 7% in fiscal 2006. The unfavorable currency impact was due primarily to the movement of the dollar against the euro and the yen for fiscal 2006.

In fiscal 2006, the growth in printer supplies net revenue reflected higher unit volumes as a result of the continued expansion of printer hardware placements and the strong performance of color-related products. The growth in commercial hardware net revenue in fiscal 2006 was attributable mainly to unit volume growth in color laser printers and multifunction printers and, to a lesser extent, revenue from our large format printing products with the acquisition of Scitex on November 1, 2005. Both commercial and consumer hardware were impacted by the continued shift in demand to lower-priced products and strategic pricing decisions which caused average revenue per unit to decline.

In fiscal 2006, IPG earnings from operations as a percentage of net revenue increased 1.3 percentage points as compared to fiscal 2005, which was the result primarily of an increase in gross margin and a decrease in operating expense as a percentage of net revenue. The gross margin increase was due primarily to improved margins for supplies due to product mix and a favorable portfolio mix shift from hardware to supplies, which was partially offset by unfavorable consumer hardware margins. Operating expense as a percentage of net revenue for fiscal 2006 declined, due mainly to realized savings from our cost structure initiatives coupled with increased revenue and partially offset by higher bonus accruals.

IPG net revenue increased 4% in fiscal 2005 from fiscal 2004. On a constant currency basis, the net revenue increase was 2% in fiscal 2005. The favorable currency impact was due primarily to the weakening of the dollar against the euro and the yen for the first three quarters of fiscal 2005 and to a lesser extent in the fourth fiscal quarter as the dollar strengthened against the euro and the yen during that period.

In fiscal 2005, the growth in supplies net revenue was attributable primarily to unit growth in LaserJet toner, due primarily to increased sales of color-related products. The growth in commercial hardware net revenue in fiscal 2005 was attributable to unit volume growth in color LaserJet printers, multifunction printers and the digital press business. New product introductions added to the net revenue growth in multifunction printers. The effect of the commercial hardware volume increase was offset partially by decreasing ASPs. In fiscal 2005, consumer hardware net revenue decreased. This decline was the result of continuing decreases in ASPs due to strategic pricing actions, the continued mix shift in demand to lower-priced products, intense competition in both the all-in-one and single function inkjet printers and the ongoing decline in the scanner market.

In fiscal 2005, IPG earnings from operations as a percentage of net revenue declined by 2.3 percentage points due primarily to a decline in gross margin as a percentage of net revenue which was offset partially by a decline in operating expenses as a percentage of net revenue. The gross margin decline was attributable to a mix shift within supplies from inkjet cartridges to LaserJet toner, a low-end mix shift in consumer hardware, voluntary severance incentive charges and strategic pricing actions. Operating expense, as a percentage of net revenue, remained relatively flat year-over-year, with a slight increase in spending due to voluntary severance incentive charges taken in the first half of the fiscal year and the second half of the year employee bonus expense offsetting the favorable impact of headcount reductions and lower program spending in research and development.

HP Financial Services

	For the fiscal years ended October 31		
	2006	2005	2004
		In millions	
Net revenue	$2,078	$2,102	$1,895
Earnings from operations	$ 147	$ 213	$ 125
Earnings from operations as a % of net revenue	7.1%	10.1%	6.6%

HPFS net revenue decreased by 1% in fiscal 2006 compared to fiscal 2005. The net revenue decrease was due primarily to lower used equipment sales and other end-of-lease revenue, which were largely offset by a higher mix of leases classified as operating leases.

In fiscal 2006, the 3.0 percentage point decrease in earnings from operations as a percentage of net revenue consisted of a decrease in gross margin, which was partially offset by a decrease in operating expense as a percentage of net revenue. The gross margin decline was due primarily to competitor pricing pressures, a higher mix of lower margin operating lease assets and lower recoveries for bad debts, which were partially offset by lower credit losses. The decrease in operating expenses as a percentage of net revenue was the result of cost savings achieved through continued cost controls.

HPFS net revenue increased 11% in fiscal 2005 compared to fiscal 2004. The net revenue increase was the result primarily of higher used equipment sales and a higher mix of leases classified as operating leases.

In fiscal 2005, the 3.5 percentage point increase in earnings from operations as a percentage of net revenue consisted of an increase in gross margin, which was partially offset by an increase in operating expense as a percentage of net revenue. The gross margin increase resulted primarily from lower bad debt expense, which was partially offset by a higher mix of lower margin operating lease assets. The decrease in bad debt expense was due in part to the release in fiscal 2005 of $40 million of reserves related to aged receivables in EMEA that have since been collected. The reserves were established in the fourth quarter of fiscal 2004. Recoveries from accounts in Latin America previously written-off, lower credit losses and a reduction of reserves resulting from a stronger portfolio risk profile also contributed to the decrease in bad debt expense.

The slight increase in operating expense as a percentage of net revenue in fiscal 2005 was the result mainly of a $62 million net reduction in revenue resulting from the reclassification of certain leases from operating leases to capital leases. This reclassification was the result of a review of the leasing portfolio for appropriate lease classification.

Financing Originations

	For the fiscal years ended October 31		
	2006	2005	2004
		In millions	
Total financing originations	$3,994	$4,136	$3,852

New financing originations, which represent the amounts of financing provided to customers for equipment and related software and services, and include intercompany activity, decreased 3% in fiscal 2006 from fiscal 2005. The decrease reflects lower financing associated with HP product sales. Financing originations increased 7% in fiscal 2005 from fiscal 2004 due to higher financing of HP product sales and a favorable currency impact.

Portfolio Assets and Ratios

HPFS maintains a strategy to generate a competitive return on equity by effectively leveraging its portfolio against the risks associated with interest rates and credit. The HPFS business model is asset-intensive and uses certain internal metrics to measure its performance against other financial services companies, including a segment balance sheet that is derived from our internal management reporting system. The accounting policies used to derive these amounts are substantially the same as those used by the consolidated company. However, certain intercompany loans and accounts that are reflected in the segment balances are eliminated in our Consolidated Financial Statements.

The portfolio assets and ratios derived from the segment balance sheet for HPFS were as follows for the following fiscal years ended October 31:

	2006	2005
	In millions	
Portfolio assets[1]	$7,345	$7,085
Allowance for doubtful accounts	80	111
Operating lease equipment reserve	42	45
Total reserves	122	156
Net portfolio assets	$7,223	$6,929
Reserve coverage	1.7%	2.2%
Debt to equity ratio[2]	6.0x	5.5x

(1) Portfolio assets include financing receivables of approximately $4.9 billion at October 31, 2006 and $5.0 billion at October 31, 2005 and net equipment under operating leases of $1.5 billion at October 31, 2006 and $1.3 billion at October 31, 2005, as disclosed in Note 10 to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference. Portfolio assets also include capitalized profit on intercompany equipment transactions of approximately $400 million at both October 31, 2006 and October 31, 2005, and intercompany leases of approximately $500 million at October 31, 2006 and $400 million at October 31, 2005, both of which are eliminated in consolidation.

(2) HPFS debt consists of intercompany equity that is treated as debt for segment reporting purposes, intercompany debt and debt issued directly by HPFS.

Portfolio assets at October 31, 2006 increased 4% from October 31, 2005. The increase resulted from a favorable currency impact and a high level of financing originations in the fourth quarter. The overall percentage of portfolio assets reserved decreased due primarily to the write-off of assets covered by specific reserves and lower reserves resulting from a stronger portfolio risk profile.

HPFS funds its operations mainly through a combination of intercompany debt and equity. The increase in the debt to equity ratio reflects a planned increase in portfolio leverage.

Corporate Investments

	For the fiscal years ended October 31		
	2006	2005	2004
		In millions	
Net revenue	$ 566	$ 523	$ 449
Loss from operations	$ (151)	$ (174)	$ (179)
Loss from operations as a % of net revenue	(26.7)%	(33.3)%	(39.9)%

In fiscal 2006, the majority of the net revenue in Corporate Investments related to network infrastructure products, which grew 8% as a result of continued increased sales of gigabit Ethernet switch products.

Corporate Investments' loss from operations in fiscal 2006 decreased compared to fiscal 2005 due primarily to lower operating expenses related to global alliances and HP Labs and higher gross profits from network infrastructure products. The decrease in operating expenses was due primarily to savings resulting from restructuring actions and lower program spending. Expenses related to global alliances and HP Labs contributed to the majority of the loss from operations. Such loss was offset in part by operating profit from network infrastructure product sales.

In fiscal 2005, the majority of the net revenue in Corporate Investments related to network infrastructure products, which increased 20% from fiscal 2004 as a result of continued product enhancements, particularly in gigabit Ethernet switch products.

Expenses related to corporate development, global alliances and HP Labs increased 5% in fiscal 2005 from fiscal 2004. The increase was due to higher spending on strategic initiatives and incubation programs. These expenses, which contributed to the majority of the loss from operations for Corporate Investments, were offset in part by operating profit from network infrastructure product sales. Corporate Investment's loss from operations for fiscal 2005 decreased slightly from the prior fiscal year due to an increase in operating profit in network infrastructure products as a result of increasing operating margins, offset partially by an increase in operating expenses related to corporate development, global alliances and HP Labs. The increase in gross margin was due primarily to a favorable product mix and lower trade discounts as a percentage of net revenue for network infrastructure products.

LIQUIDITY AND CAPITAL RESOURCES

Our cash balances are held in numerous locations throughout the world, including substantial amounts held outside of the United States. Most of the amounts held outside of the United States could be repatriated to the United States but, under current law, would be subject to United States federal income taxes, less applicable foreign tax credits. Repatriation of some foreign balances is restricted by local laws. HP has provided for the United States federal tax liability on these amounts for financial statement purposes except for foreign earnings that are considered indefinitely reinvested outside of the United States. Repatriation could result in additional United States federal income tax payments in future years. Where local restrictions prevent an efficient intercompany transfer of funds, our intent is that cash balances would remain outside of the United States and we would meet United States liquidity needs through ongoing cash flows, external borrowings, or both. We utilize a variety of tax planning and financing strategies in an effort to ensure that our worldwide cash is available in the locations in which it is needed.

FINANCIAL CONDITION (Sources and Uses of Cash)

Our total cash and cash equivalents increased approximately 18% to $16.4 billion at October 31, 2006 from $13.9 billion at the end of fiscal 2005. Net earnings in fiscal 2006 helped generate $11.4 billion in cash from operating activities. The cash generated by operations in fiscal 2006 funded all of the $8.9 billion in investing and financing activities. Year-over-year outstanding debt was flat at $5.2 billion at October 31, 2006. The net $8.9 billion used for investing and financing activities during fiscal 2006 included $6.1 billion for share repurchases, $2.0 billion for net investments in property, plant and equipment, $1.7 billion for prepayment for common stock to be repurchased in future periods, $0.9 billion for cash dividends and $0.9 billion for cash payments on acquisitions. Cash flows from financing activities benefited from $2.5 billion of proceeds relating to employee stock plans. Our cash position remains strong and our cash balances are sufficient to cover significant cash outlays expected in fiscal 2007 associated with our acquisitions, restructuring actions and company bonus payments.

	For the fiscal years ended October 31		
	2006	2005	2004
		In millions	
Net cash provided by operating activities	$11,353	$ 8,028	$ 5,088
Net cash used in investing activities	(2,787)	(1,757)	(2,454)
Net cash used in financing activities	(6,077)	(5,023)	(4,159)
Net increase (decrease) in cash and cash equivalents	$ 2,489	$ 1,248	$(1,525)

Key Performance Metrics

	October 31		
	2006	2005	2004
Days of sales outstanding in accounts receivable	40	39	43
Days of supply in inventory	38	35	39
Days of purchases outstanding in accounts payable	(59)	(52)	(51)
Cash conversion cycle	19	22	31

Days of sales outstanding in accounts receivable ("DSO") measures the average number of days our receivables are outstanding. DSO is calculated by dividing accounts receivable, net of allowance for doubtful accounts, by a 90-day average net revenue.

Days of supply in inventory ("DOS") measures the average number of days from procurement to sale of our product. DOS is calculated by dividing inventory by a 90-day average cost of goods sold.

Days of purchases outstanding in accounts payable ("DPO") measures the average number of days our accounts payable balances are outstanding. DPO is calculated by dividing accounts payable by a 90-day average cost of goods sold.

Our working capital requirements depend upon our effective management of the cash conversion cycle, which represents effectively the number of days that elapse from the day we pay for the purchase of raw materials to the collection of cash from our customers. The cash conversion cycle is the sum of DSO and DOS less DPO.

2006 Compared to 2005

Operating Activities

Net cash provided by operating activities increased by $3.3 billion during fiscal 2006. The increase in our cash flow from operations was due primarily to higher earnings and lower payments for pension and taxes, which were partially offset by higher payments for restructuring costs.

Investing Activities

Net cash used in investing activities increased by $1.0 billion during fiscal 2006 due primarily to higher capital expenditures for property, plant and equipment, lower net proceeds from maturities and sales of investments and higher cash paid for acquisitions.

Financing Activities

Net cash used in financing activities increased by $1.1 billion during fiscal 2006 as compared to fiscal 2005. The increase was due primarily to a $2.5 billion increase in repurchases of common stock and a $1.7 billion prepayment for common stock to be repurchased in future periods. These expenditures were partially offset by a $1.6 billion net increase to financing activities resulting from higher borrowings and lower debt payments and $1.4 billion increased proceeds from the issuance of common stock related to our employee stock plans mainly due to increased exercises of employee stock options as a result of higher market prices for our common stock during fiscal 2006.

We repurchase shares of our common stock under an ongoing program to manage the dilution created by shares issued under employee benefit plans as well as to repurchase shares opportunistically. This program authorizes repurchases in the open market or in private transactions. In fiscal 2006, we completed share repurchases of approximately 188 million shares. Approximately 190 million shares were settled for $6.1 billion, which included 2 million shares repurchased in transactions that were executed in fiscal 2005 but settled in fiscal 2006, as compared to approximately 150 million shares repurchased, of which 148 million shares were settled for $3.5 billion in fiscal 2005.

In addition to the shares we repurchased, we received approximately 34 million shares for an aggregate price of $1.1 billion under a prepaid variable share purchase program ("PVSPP") entered into with a third-party investment bank during the first quarter of 2006. Under the PVSPP, we prepaid $1.7 billion in the first quarter of fiscal 2006 in exchange for the right to receive a variable number of shares of our common stock weekly over a one year period beginning in the second quarter of fiscal 2006 and ending during the second quarter of fiscal 2007. We recorded the payment as a prepaid stock repurchase in the stockholders' equity section of our Consolidated Balance Sheet and included the payment in the cash flows from financing activities in the Consolidated Statement of Cash Flows. In connection with this program, the investment bank has purchased and will continue to trade shares of our common stock in the open market over time. The prepaid funds will be expended ratably over the term of the program.

Under the PVSPP, the prices at which we purchase the shares are subject to a minimum and maximum price that was determined in advance of any repurchases being completed under the program, thereby effectively hedging our repurchase price. The minimum and maximum number of shares we could receive under the program is 52 million shares and 70 million shares, respectively. The exact number of shares to be repurchased is based upon the volume weighted average market price of our shares during each weekly settlement period, subject to the minimum and maximum price as well as regulatory limitations on the number of shares we are permitted to repurchase. We decrease our shares outstanding each settlement period as shares are physically received. We will retire all shares repurchased under the PVSPP, and we will no longer deem those shares outstanding.

We intend to continue to repurchase shares as a means to manage dilution from the issuance of shares under employee benefit plans and to purchase shares opportunistically. During fiscal 2006, our Board of Directors authorized an additional $10.0 billion for future repurchases of our outstanding shares of common stock. As of October 31, 2006, we had remaining authorization of approximately $5.6 billion for future share repurchases. Previously authorized share repurchases of approximately $600 million also will be made under the PVSPP until the remaining available balance is exhausted in the second quarter of fiscal 2007.

2005 Compared to 2004

Operating Activities

Net cash provided by operating activities increased by 58% during fiscal 2005. Our cash position benefited primarily from our improved cash conversion cycle, which decreased 9 days compared to fiscal 2004 due primarily to improved effectiveness in accounts receivable collection efforts and improved inventory management. Our cash flow from operations also benefited from delayed payments for restructuring costs and company bonuses. These benefits were offset partially by higher pension contributions.

Investing Activities

Net cash used in investing activities decreased by 28% during fiscal 2005 due primarily to lower cash paid for acquisitions and reduced expenditures for property, plant and equipment.

Financing Activities

Net cash used in financing activities increased by 21% during fiscal 2005 as compared to fiscal 2004. The increase was due primarily to the maturity of our debt and increased repurchases of our common stock. These cash payments were offset partially by increased proceeds from the issuance of common stock related to our employee stock plans.

We repaid $1.8 billion of debt during fiscal 2005 compared to $0.3 billion during fiscal 2004 primarily due to the maturity of the $1.5 billion U.S. Dollar Global Notes and the $0.3 billion Medium-Term Notes assumed from the Compaq acquisition. Also, proceeds from the issuance of common stock under employee plans were $1.2 billion in fiscal 2005 compared to $0.6 billion in fiscal 2004, mainly because higher overall market prices during fiscal 2005 led to increased exercises of employee stock options.

We repurchase shares of our common stock under an ongoing program to manage the dilution created by shares issued under employee stock plans as well as to repurchase shares opportunistically. This program authorizes repurchases in the open market or in private transactions. We completed share repurchases of approximately 150 million shares, of which 148 million shares were settled for $3.5 billion in fiscal 2005, as compared to repurchases and settlements of approximately 172 million shares for $3.3 billion in fiscal 2004. In addition, in November 2004, we paid $51 million in connection with the completion of the fiscal 2004 accelerated share repurchase program. We intend to continue to repurchase shares as a means to manage dilution from the issuance of shares under employee benefit plans and to repurchase shares opportunistically. During fiscal 2005, the Board of Directors of HP authorized an additional $4.0 billion for future repurchases of our outstanding shares of common stock. As of October 31, 2005, we had remaining authorization of approximately $3.4 billion for future share repurchases.

LIQUIDITY

As previously discussed, we use cash generated by operations as our primary source of liquidity, since we believe that internally generated cash flows are sufficient to support business operations, capital expenditures and the payment of stockholder dividends, in addition to a level of discretionary investments and share repurchases. We are able to supplement this near term liquidity, if necessary, with broad access to capital markets and credit line facilities made available by various foreign and domestic financial institutions.

We maintain debt levels that we establish through consideration of a number of factors, including cash flow expectations, cash requirements for operations, investment plans (including acquisitions), share repurchase activities and the overall cost of capital. Outstanding debt remained at $5.2 billion as of October 31, 2006 as compared to October 31, 2005, bearing weighted average interest rates of 5.1% and 4.7%, respectively. Short-term borrowings increased to $2.7 billion at October 31, 2006 from $1.8 billion at October 31, 2005. The increase was due primarily to the reclassification from long-term to short-term of $2.0 billion of U.S. Dollar Global Notes, of which $1.0 billion matured in December 2006 and $1.0 billion will mature in July 2007. This increase was offset partially by the repayment of $200 million Series A Medium-Term Notes in December 2005 and 750 million Euro Medium-Term Notes in July 2006, as well as a decrease of $18 million in commercial paper. During fiscal 2006, we both issued and repaid approximately $5.4 billion of commercial paper. As of October 31, 2006, we had $16.4 million in total borrowings collateralized by certain financing receivable assets.

HP, and not the HPFS financing business, issued the vast majority of our total outstanding debt. Like other financial services companies, HPFS has a business model that is asset-intensive in nature and therefore is more debt-dependent than our other business segments. At October 31, 2006, HPFS had approximately $7.2 billion in net portfolio assets, which included short-and long-term financing receivables and operating lease assets.

We have revolving trade receivables-based facilities permitting us to sell certain trade receivables to third parties on a non-recourse basis. The aggregate maximum capacity under these programs was approximately $477 million as of October 31, 2006 and there was approximately $150 million available under these programs. In fiscal 2006, we had another facility that was subject to a maximum amount of 525 million euros (the "Euro Program"), which was terminated on October 31, 2006. We sold approximately $8.6 billion of trade receivables during fiscal 2006, including approximately $5.9 billion under the Euro Program. Fees associated with these facilities do not generally differ materially from the cash discounts offered to these customers under the previous alternative prompt payment programs.

We have the following short-term or long-term financings available, if we need additional liquidity:

	Original Amount Available	At October 31, 2006 Used	At October 31, 2006 Available
	In millions		
2002 Shelf Registration Statement			
Debt, global securities and up to $1,500 of Series B Medium-Term Notes	$ 3,000	$2,000	$ 1,000
Euro Medium-Term Notes	3,000	—	3,000
Lines of credit	2,186	41	2,145
Commercial paper programs			
U.S.	6,000	—	6,000
Euro	500	190	310
	$14,686	$2,231	$12,455

In May 2006, we filed a shelf registration statement with the Securities and Exchange Commission (the "SEC") to enable us to offer and sell from time to time, in one or more offerings, debt securities, common stock, preferred stock, depositary shares and warrants. On May 23, 2006, we issued $1.0 billion in Floating Rate Global Notes under this registration statement. We used a portion of the proceeds received to repay our 5.25% Euro Medium-Term Notes due July 2006 at maturity. We used the remainder of the net proceeds for general corporate purposes.

The securities issuable under the 2002 shelf registration statement include notes with due dates of nine months or more from issuance. The lines of credit are uncommitted and are available primarily through various foreign subsidiaries. In April 2005, we increased our U.S. commercial paper program to $6.0 billion.

We have a $3.0 billion U.S. credit facility expiring in December 2010. This credit facility is a senior unsecured committed borrowing arrangement primarily to support our U.S. commercial paper program. Our ability to have a U.S. commercial paper outstanding balance that exceeds the $3.0 billion committed credit facility is subject to a number of factors, including liquidity conditions and business performance.

Our credit risk is evaluated by three independent rating agencies based upon publicly available information as well as information obtained in our ongoing discussions with them. Standard & Poor's Ratings Services, Moody's Investors Service and Fitch Ratings currently rate our senior unsecured long term debt A-, A3 and A and our short-term debt A-1, Prime-1, and F1, respectively. We do not have any rating downgrade triggers that would accelerate the maturity of a material amount of our debt. However, a downgrade in our credit rating would increase the cost of borrowings under our credit facilities. Also, a downgrade in our credit rating could limit or, in the case of a significant downgrade, preclude our ability to issue commercial paper under our current programs. If this occurs, we would seek alternative sources of funding, including our credit facility or the issuance of notes under our existing shelf registration statements and our Euro Medium-Term Note Programme.

On December 15, 2006, we repaid our $1.0 billion Global Notes due December 2006 at maturity.

Contractual Obligations

The impact that our contractual obligations as of October 31, 2006 are expected to have on our liquidity and cash flow in future periods was as follows:

		Payments Due by Period			
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			In millions		
Long-term debt, including capital lease obligations[1]	$4,787	$2,099	$1,597	$ 19	$1,072
Operating lease obligations	2,065	506	718	395	446
Purchase obligations[2]	2,777	2,052	504	198	23
Total	$9,629	$4,657	$2,819	$612	$1,541

(1) Amounts represent the expected cash payments of our long-term debt and do not include any fair value adjustments or discounts. Included in our long-term debt are approximately $52 million of capital lease obligations that are secured by certain equipment.

(2) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. These purchase obligations are related principally to cost of sales, inventory and other items. Our purchase obligation includes the settlement agreement with EMC Corporation ("EMC") pursuant to which we agreed to pay $325 million (the net amount of the valuation of EMC's claims against us less the valuation of our claims against EMC) to EMC, which we can satisfy through the purchase for resale or internal use of complementary EMC products in equal installments of $65 million over the next five years, of which the first installment was paid on August 29, 2005. As of October 31, 2006, the remaining payment to EMC was $260 million. In addition, if EMC purchases our products during the five-year period, we will be required to purchase an equivalent amount of additional products or services from EMC of up to an aggregate of $108 million.

In November 2006, we completed our acquisition of Mercury. The aggregate purchase price was approximately $4.8 billion, consisting of cash paid for outstanding stock, the value of vested employee stock options and estimated direct transaction costs. The acquisition will combine Mercury's application management, application delivery and IT governance capabilities with our broad portfolio of management solutions.

Funding Commitments

During fiscal 2006, we made approximately $270 million and $31 million of contributions to our pension plans and U.S. non-qualified plan participants, respectively, and paid $67 million to cover benefit claims for post-retirement benefit plans. In fiscal 2007, we expect to contribute approximately $120 million to our pension plans and approximately $15 million to cover benefit payments to U.S. non-qualified plan participants. We expect to pay approximately $80 million to cover benefit claims for our post-retirement benefit plans. Our funding policy is to contribute cash to our pension plans so that we meet at least the minimum contribution requirements, as established by local government and funding and taxing authorities. We expect to use contributions made to the post-retirement plans primarily for the payment of retiree health claims incurred during the fiscal year.

We will make a significant cash payment associated with our fiscal 2006 bonus programs. The bonus programs are designed to reward our employees upon achievement of annual performance objectives. Bonuses are calculated based on a formula, with targets that are set at the beginning of each fiscal year. Both the formula and the targets are approved by our Board of Directors.

In fiscal 2006, we substantially outperformed against our targets which will result in a bonus payout during the first quarter of fiscal 2007 that will be significantly larger than prior years, resulting in a corresponding reduction in cash flow from operations in that quarter. This bonus was accrued and expensed, as earned, throughout fiscal 2006.

Also reducing our cash flow from operation in fiscal 2007 will be significant payments associated with our restructuring plans. As a result of our approved restructuring plans, we expect future cash expenditures of approximately $640 million. The majority of this amount is recorded on our Consolidated Balance Sheet at October 31, 2006. We expect to make cash payments of approximately $549 million in fiscal 2007 and the remaining amount of approximately $91 million over the next five fiscal years.

Pending Acquisitions

In December 2006, we agreed to acquire Knightsbridge Solutions Holdings Corporation, a privately held services company specializing in the information management areas of business intelligence, data warehousing, data integration and information quality. The transaction is subject to certain closing conditions and is expected to be completed during our first quarter of fiscal 2007.

Also in December 2006, we agreed to acquire Bitfone Corporation, a privately held global software and services company that develops software solutions for mobile device management for the wireless industry. The transaction is subject to certain closing conditions and is expected to be completed by February 2007.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate material relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of October 31, 2006, we are not involved in any material unconsolidated SPEs.

Indemnifications

In the ordinary course of business, we enter into contractual arrangements under which we may agree to indemnify the third-party to such arrangement from any losses incurred relating to the services they perform on behalf of us or for losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims relating to past performance. Such indemnification obligations may not be subject to maximum loss clauses. Historically, payments we have made related to these indemnifications have been immaterial.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

In the normal course of business, we are exposed to foreign currency exchange rate, interest rate and equity price risks that could impact our financial position and results of operations. Our risk management strategy with respect to these three market risks may include the use of derivative financial instruments. We use derivative contracts only to manage existing underlying exposures of HP. Accordingly, we do not use derivative contracts for speculative purposes. Our risks, risk management strategy and a sensitivity analysis estimating the effects of changes in fair values for each of these exposures are outlined below.

Actual gains and losses in the future may differ materially from the sensitivity analyses based on changes in the timing and amount of interest rate, foreign currency exchange rate and equity price movements and our actual exposures and hedges.

Foreign currency exchange rate risk

We are exposed to foreign currency exchange rate risk inherent in our sales commitments, anticipated sales, anticipated purchases and assets, liabilities and debt denominated in currencies other than the U.S. dollar. We transact business in approximately 40 currencies worldwide, of which the most significant to our operations for fiscal 2006 were the euro, the Japanese yen and the British pound. For most currencies, we are a net receiver of the foreign currency and therefore benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency. Even where we are a net receiver, a weaker U.S. dollar may adversely affect certain expense figures taken alone. We use a combination of forward contracts and options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in our forecasted net revenue and, to a lesser extent, cost of sales denominated in currencies other than the U.S. dollar. In addition, when debt is denominated in a foreign currency, we may use swaps to exchange the foreign currency principal and interest obligations for U.S. dollar-denominated amounts to manage the exposure to changes in foreign currency exchange rates. We also use other derivatives not designated as hedging instruments under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," consisting primarily of forward contracts to hedge foreign currency balance sheet exposures. We recognize the gains and losses on foreign currency forward contracts in the same period as the remeasurement losses and gains of the related foreign currency-denominated exposures. Alternatively, we may choose not to hedge the foreign currency risk associated with our foreign currency exposures if such exposure acts as a natural foreign currency hedge for other offsetting amounts denominated in the same currency or the currency is difficult or too expensive to hedge.

We have performed sensitivity analyses as of October 31, 2006 and 2005, using a modeling technique that measures the change in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar, with all other variables held constant. The analyses cover all of our foreign currency contracts offset by the underlying exposures. The foreign currency exchange rates we used were based on market rates in effect at October 31, 2006 and 2005. The sensitivity analyses indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a foreign exchange loss of $104 million at October 31, 2006 and $90 million at October 31, 2005.

Interest rate risk

We also are exposed to interest rate risk related to our debt and investment portfolios and financing receivables. We issue long-term debt in either U.S. dollars or foreign currencies based on market conditions at the time of financing. We then typically use interest rate swaps to modify the market risk exposures in connection with the debt to achieve primarily U.S. dollar LIBOR-based floating interest expense. The swap transactions generally involve the exchange of fixed for floating interest payments. However, we may choose not to swap fixed for floating interest payments or may terminate a previously executed swap if we believe a larger proportion of fixed-rate debt would be beneficial. In order to hedge the fair value of certain fixed-rate investments, we may enter into interest rate swaps that convert fixed interest returns into variable interest returns. We may use cash flow hedges to hedge the variability of LIBOR-based interest income received on certain variable-rate investments. We may also enter into interest rate swaps that convert variable rate interest returns into fixed-rate interest returns.

We have performed sensitivity analyses as of October 31, 2006 and 2005, using a modeling technique that measures the change in the fair values arising from a hypothetical 10% adverse movement in the levels of interest rates across the entire yield curve, with all other variables held constant. The analyses cover our debt, investment instruments, financing receivables and interest rate swaps. The analyses use actual maturities for the debt, investments and interest rate swaps and approximate maturities for financing receivables. The discount rates we used were based on the market interest rates in effect at October 31, 2006 and 2005. The sensitivity analyses indicated that a hypothetical 10% adverse movement in interest rates would result in a loss in the fair values of our debt and investment instruments and financing receivables, net of interest rate swap positions, of $19 million at October 31, 2006 and $4 million at October 31, 2005.

Equity price risk

We are also exposed to equity price risk inherent in our portfolio of publicly-traded equity securities, which had an estimated fair value of $36 million at October 31, 2006 and $64 million at October 31, 2005. We monitor our equity investments for impairment on a periodic basis. In the event that the carrying value of the equity investment exceeds its fair value, and we determine the decline in value to be other than temporary, we reduce the carrying value to its current fair value. Generally, we do not attempt to reduce or eliminate our market exposure on these equity securities. However, we may use derivative transactions to hedge certain positions from time to time. We do not purchase our equity securities with the intent to use them for trading or speculative purposes. A hypothetical 30% adverse change in the stock prices of our publicly-traded equity securities would result in a loss in the fair values of our marketable equity securities of $11 million at October 31, 2006 and $19 million at October 31, 2005. The aggregate cost of privately-held companies and other investments is $362 million at October 31, 2006 and $353 million at October 31, 2005.

ITEM 8. Financial Statements and Supplementary Data.

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Hewlett-Packard Company

We have audited the accompanying consolidated balance sheets of Hewlett-Packard Company and subsidiaries as of October 31, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hewlett-Packard Company and subsidiaries at October 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hewlett-Packard Company's internal control over financial reporting as of October 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 15, 2006 expressed an unqualified opinion thereon.

As discussed in Note 1 to the consolidated financial statements, in fiscal year 2006, Hewlett-Packard Company changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment".

/s/ ERNST & YOUNG LLP

San Jose, California
December 15, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Hewlett-Packard Company

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Hewlett-Packard Company maintained effective internal control over financial reporting as of October 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hewlett-Packard Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Hewlett-Packard Company maintained effective internal control over financial reporting as of October 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Hewlett-Packard Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Hewlett-Packard Company and subsidiaries as of October 31, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2006 and our report dated December 15, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
December 15, 2006

Management's Report on Internal Control Over Financial Reporting

HP's management is responsible for establishing and maintaining adequate internal control over financial reporting for HP. HP's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. HP's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of HP; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of HP are being made only in accordance with authorizations of management and directors of HP; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of HP's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

HP's management assessed the effectiveness of HP's internal control over financial reporting as of October 31, 2006, utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on the assessment by HP's management, we determined that HP's internal control over financial reporting was effective as of October 31, 2006. HP management's assessment of the effectiveness of HP's internal control over financial reporting as of October 31, 2006 has been audited by Ernst & Young LLP, HP's independent registered public accounting firm, as stated in their report which appears on page 72 of this Annual Report on Form 10-K.

/s/ MARK V. HURD

Mark V. Hurd
Chairman, Chief Executive Officer and President
December 15, 2006

/s/ ROBERT P. WAYMAN

Robert P. Wayman
Executive Vice President and Chief Financial Officer
December 15, 2006

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Consolidated Statements of Earnings

	For the fiscal years ended October 31		
	2006	2005	2004
	In millions, except per share amounts		
Net revenue:			
Products	$73,557	$68,945	$64,046
Services	17,773	17,380	15,470
Financing income	328	371	389
Total net revenue	91,658	86,696	79,905
Costs and expenses:			
Cost of products	55,248	52,550	48,659
Cost of services	13,930	13,674	11,962
Financing interest	249	216	190
Research and development	3,591	3,490	3,563
Selling, general and administrative	11,266	11,184	10,496
Amortization of purchased intangible assets	604	622	603
Restructuring charges	158	1,684	114
In-process research and development charges	52	2	37
Pension curtailment	—	(199)	—
Acquisition-related charges	—	—	54
Total operating expenses	85,098	83,223	75,678
Earnings from operations	6,560	3,473	4,227
Interest and other, net	606	189	35
Gains (losses) on investments	25	(13)	4
Dispute settlement	—	(106)	(70)
Earnings before taxes	7,191	3,543	4,196
Provision for taxes	993	1,145	699
Net earnings	$ 6,198	$ 2,398	$ 3,497
Net earnings per share:			
Basic	$ 2.23	$ 0.83	$ 1.16
Diluted	$ 2.18	$ 0.82	$ 1.15
Weighted average shares used to compute net earnings per share:			
Basic	2,782	2,879	3,024
Diluted	2,852	2,909	3,055

The accompanying notes are an integral part of these Consolidated Financial Statements.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Consolidated Balance Sheets

	October 31	
	2006	2005
	In millions, except par value	
ASSETS		
Current assets:		
Cash and cash equivalents	$16,400	$13,911
Short-term investments	22	18
Accounts receivable	10,873	9,903
Financing receivables	2,440	2,551
Inventory	7,750	6,877
Other current assets	10,779	10,074
Total current assets	48,264	43,334
Property, plant and equipment	6,863	6,451
Long-term financing receivables and other assets	6,649	7,502
Goodwill	16,853	16,441
Purchased intangible assets	3,352	3,589
Total assets	$81,981	$77,317
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable and short-term borrowings	$ 2,705	$ 1,831
Accounts payable	12,102	10,223
Employee compensation and benefits	3,148	2,343
Taxes on earnings	1,905	2,367
Deferred revenue	4,309	3,815
Accrued restructuring	547	1,119
Other accrued liabilities	11,134	9,762
Total current liabilities	35,850	31,460
Long-term debt	2,490	3,392
Other liabilities	5,497	5,289
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value (300 shares authorized; none issued)	—	—
Common stock, $0.01 par value (9,600 shares authorized; 2,732 and 2,837 shares issued and outstanding, respectively)	27	28
Additional paid-in capital	17,966	20,490
Prepaid stock repurchase	(596)	—
Retained earnings	20,729	16,679
Accumulated other comprehensive income (loss)	18	(21)
Total stockholders' equity	38,144	37,176
Total liabilities and stockholders' equity	$81,981	$77,317

The accompanying notes are an integral part of these Consolidated Financial Statements.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	For the fiscal years ended October 31		
	2006	2005	2004
		In millions	
Cash flows from operating activities:			
Net earnings	$ 6,198	$ 2,398	$ 3,497
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	2,353	2,344	2,395
Stock-based compensation expense	536	104	48
Provision (benefit) for doubtful accounts—accounts and financing receivables	4	(22)	98
Provision for inventory	267	398	367
Restructuring charges	158	1,684	114
Pension curtailment gain	—	(199)	—
Acquisition-related charges, including in-process research and development	52	2	91
Deferred taxes on earnings	693	(162)	26
Excess tax benefit from stock-based compensation	(251)	—	—
Other, net	(7)	(69)	61
Changes in assets and liabilities:			
Accounts and financing receivables	(882)	666	(696)
Inventory	(1,109)	(208)	(1,341)
Accounts payable	1,879	846	3
Taxes on earnings	(513)	748	(32)
Restructuring	(810)	(247)	(601)
Other assets and liabilities	2,785	(255)	1,058
Net cash provided by operating activities	11,353	8,028	5,088
Cash flows from investing activities:			
Investment in property, plant and equipment	(2,536)	(1,995)	(2,126)
Proceeds from sale of property, plant and equipment	556	542	447
Purchases of available-for-sale and other investments	(46)	(1,729)	(3,964)
Maturities and sales of available-for-sale securities and other investments	94	2,066	4,313
Payments made in connection with business acquisitions, net	(855)	(641)	(1,124)
Net cash used in investing activities	(2,787)	(1,757)	(2,454)
Cash flows from financing activities:			
Repayment of commercial paper and notes payable, net	(55)	(1)	(172)
Issuance of debt	1,121	84	9
Payment of debt	(1,259)	(1,827)	(285)
Issuance of common stock under employee stock plans	2,538	1,161	570
Repurchase of common stock	(6,057)	(3,514)	(3,309)
Prepayment of common stock repurchase	(1,722)	—	—
Excess tax benefit from stock-based compensation	251	—	—
Dividends	(894)	(926)	(972)
Net cash used in financing activities	(6,077)	(5,023)	(4,159)
Increase (decrease) in cash and cash equivalents	2,489	1,248	(1,525)
Cash and cash equivalents at beginning of period	13,911	12,663	14,188
Cash and cash equivalents at end of period	$16,400	$13,911	$12,663

The accompanying notes are an integral part of these Consolidated Financial Statements.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-in Capital	Prepaid stock repurchase	Retained Earnings	Accumulated Other Comprehensive (Loss) income	Total
	Number of Shares	Par Value					
	In millions, except number of shares in thousands						
Balance October 31, 2003	3,042,761	$30	$24,587	$ —	$13,332	$ (203)	$37,746
Net earnings					3,497		3,497
Net unrealized loss on available-for-sale securities						(20)	(20)
Net unrealized loss on cash flow hedges						(28)	(28)
Minimum pension liability, net of taxes						(13)	(13)
Cumulative translation adjustment						21	21
Comprehensive income							3,457
Assumption of stock options in connection with business acquisitions			15				15
Issuance of common stock in connection with employee stock plans and other	40,467		592				592
Repurchases of common stock	(172,468)	(1)	(3,100)		(208)		(3,309)
Tax benefit from employee stock plans			35				35
Dividends					(972)		(972)
Balance October 31, 2004	2,910,760	$29	$22,129	$ —	$15,649	$ (243)	$37,564
Net earnings					2,398		2,398
Net unrealized loss on available-for-sale securities						(1)	(1)
Net unrealized gains on cash flow hedges						69	69
Minimum pension liability, net of taxes						171	171
Cumulative translation adjustment						(17)	(17)
Comprehensive income							2,620
Issuance of common stock in connection with employee stock plans and other	76,884		1,452				1,452
Repurchases of common stock	(150,448)	(1)	(3,121)		(442)		(3,564)
Tax benefit from employee stock plans			30				30
Dividends					(926)		(926)
Balance October 31, 2005	2,837,196	$28	$20,490	$ —	$16,679	$ (21)	$37,176
Net earnings					6,198		6,198
Net unrealized loss on available-for-sale securities						(6)	(6)
Minimum pension liability, net of taxes						(9)	(9)
Cumulative translation adjustment						54	54
Comprehensive income							6,237
Issuance of common stock in connection with employee stock plans and other	117,720	1	2,487				2,488
Prepaid stock repurchase				(1,722)			(1,722)
Repurchases of common stock	(222,882)	(2)	(5,903)	1,126	(1,254)		(6,033)
Tax benefit from employee stock plans			356				356
Dividends					(894)		(894)
Stock-based compensation expense under SFAS 123R			536				536
Balance October 31, 2006	2,732,034	$27	$17,966	$ (596)	$20,729	$ 18	$38,144

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 1: Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Hewlett-Packard Company, its wholly-owned subsidiaries and its controlled majority-owned subsidiaries (collectively, "HP"). HP accounts for equity investments in companies over which HP has the ability to exercise significant influence, but does not hold a controlling interest, under the equity method, and HP records its proportionate share of income or losses in interest and other, net in the Consolidated Statements of Earnings. HP has eliminated all significant intercompany accounts and transactions.

Reclassifications and Segment Reorganization

HP has made certain organizational realignments in order to more closely align its financial reporting with its business structure. These realignments are immaterial in size and reflect primarily revenue shifts among business units within the same business segment. None of the changes impacts HP's previously reported consolidated net revenue, earnings from operations, net earnings or net earnings per share.

HP has revised the presentation of its Consolidated Statements of Cash Flows for the fiscal years ended October 31, 2005 and 2004 to provide improved visibility and comparability with the current year presentation. This change does not affect previously reported subtotals within the Consolidated Statements of Cash Flows, or previously reported results of operations for any period presented.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in HP's Consolidated Financial Statements and accompanying notes. Actual results could differ materially from those estimates.

Revenue Recognition

HP recognizes revenue when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price or fee is fixed or determinable and collectibility is reasonably assured. When a sales arrangement contains multiple elements, such as hardware and software products, licenses and/or services, HP allocates revenue to each element based on its relative fair value, or for software, based on vendor specific objective evidence ("VSOE") of fair value. In the absence of fair value for a delivered element, HP first allocates revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. Where the fair value for an undelivered element cannot be determined, HP defers revenue for the delivered elements until the undelivered elements are delivered. HP limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer-specified return or refund privileges.

HP ceases revenue recognition on delinquent accounts based upon a number of factors, including customer credit history, number of days past due and the terms of the customer agreement. HP resumes revenue recognition and recognizes any associated deferred revenue when appropriate customer actions are taken to remove accounts from delinquent status.

Note 1: Summary of Significant Accounting Policies (Continued)

Products

Under HP's standard terms and conditions of sale, HP transfers title and risk of loss to the customer at the time product is delivered to the customer and revenue is recognized accordingly, unless customer acceptance is uncertain or significant obligations remain. HP reduces revenue for estimated customer returns, price protection, rebates and other offerings that occur under sales programs established by HP directly or with HP's distributors and resellers. HP uses the residual method to allocate revenue to software licenses at the inception of the license term when VSOE for all undelivered elements, such as Post Contract Support, exists and all other revenue recognition criteria have been satisfied. HP records revenue from the sale of equipment under sales-type leases as product revenue at the inception of the lease. HP accrues the estimated cost of post-sale obligations, including basic product warranties, based on historical experience at the time HP recognizes revenue.

Services

HP recognizes revenue from fixed-price support or maintenance contracts, including extended warranty contracts and software post-customer support contracts, ratably over the contract period and recognizes the costs associated with these contracts as incurred. For time and material contracts, HP recognizes revenue and costs as services are rendered. HP recognizes revenue from fixed-price consulting arrangements over the contract period on a proportional performance basis, as determined by the relationship of actual labor costs incurred to date to the estimated total contract labor costs, with estimates regularly revised during the life of the contract. For outsourcing contracts, HP recognizes revenue ratably over the contractual service period for fixed price contracts and on the output or consumption basis for all other outsourcing contracts. HP recognizes costs associated with outsourcing contracts as incurred, unless such costs relate to the transition phase of the outsourcing contract, in which case HP generally amortizes those costs over the contractual service period. In addition, under the provisions of Emerging Issues Task Force No. 00-21, "Revenue Arrangements with Multiple Deliverables," if the revenue for a delivered item is not recognized because it is not separable from the outsourcing arrangement, then HP also defers the cost of the delivered item. HP recognizes both the revenue and associated cost for the delivered item ratably over the remaining contractual service period. HP recognizes losses on consulting and outsourcing arrangements in the period that the contractual loss becomes probable and estimable. HP records amounts invoiced to customers in excess of revenue recognized as deferred revenue until the revenue recognition criteria are met. HP records revenue that is earned and recognized in excess of amounts invoiced on fixed-price contracts as trade receivables. HP recognizes revenue from operating leases on a straight-line basis as service revenue over the rental period.

Financing Income

Sales-type and direct-financing leases produce financing income, which HP recognizes at consistent rates of return over the lease term.

Shipping and Handling

HP includes costs related to shipping and handling in cost of sales for all periods presented.

Advertising

HP expenses advertising costs as incurred or when the advertising is first run. Such costs totaled approximately $1.1 billion in fiscal 2006, $1.1 billion in fiscal 2005 and $1.2 billion in fiscal 2004.

Note 1: Summary of Significant Accounting Policies (Continued)

Taxes on Earnings

HP recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. HP records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Cash and Cash Equivalents

HP classifies investments as cash equivalents if the maturity of an investment is three months or less from the purchase date. Interest income was approximately $623 million in fiscal 2006, $424 million in fiscal 2005 and $238 million in fiscal 2004.

Allowance for Doubtful Accounts

HP establishes an allowance for doubtful accounts to ensure trade and financing receivables are not overstated due to uncollectibility. HP maintains bad debt reserves based on a variety of factors, including the length of time receivables are past due, trends in overall weighted average risk rating of the total portfolio, macroeconomic conditions, significant one-time events, historical experience and the use of third-party credit risk models that generate quantitative measures of default probabilities based on market factors and the financial condition of customers. HP records a specific reserve for individual accounts when HP becomes aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to customers change, HP would further adjust estimates of the recoverability of receivables.

Inventory

HP values inventory at the lower of cost or market, with cost computed on a first-in, first-out basis.

Property, Plant and Equipment

HP states property, plant and equipment at cost less accumulated depreciation. HP capitalizes additions, improvements and major renewals. HP expenses maintenance, repairs and minor renewals as incurred. HP provides depreciation using straight-line or accelerated methods over the estimated useful lives of the assets. Estimated useful lives are 5 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment. HP depreciates leasehold improvements over the life of the lease or the asset, whichever is shorter. HP depreciates equipment held for lease over the initial term of the lease to the equipment's estimated residual value.

Goodwill and Indefinite-Lived Purchased Intangible Assets

Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), prohibits the amortization of goodwill and purchased intangible assets with indefinite useful lives. HP reviews goodwill and purchased intangible assets with indefinite lives for impairment annually at the beginning of its fourth fiscal quarter and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS 142. For goodwill, HP performs a two-step impairment test. In the first step, HP compares the fair value of each reporting unit to its carrying value. HP determines the fair value of its reporting units based on a weighting of income and market approaches. Under the income approach, HP calculates the fair value of a reporting unit based on the present value of estimated future cash flows.

Note 1: Summary of Significant Accounting Policies (Continued)

Under the market approach, HP estimates the fair value based on market multiples of revenue or earnings for comparable companies. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then HP must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, HP records an impairment loss equal to the difference.

SFAS 142 also requires that the fair value of the indefinite-lived purchased intangible assets be estimated and compared to the carrying value. HP estimates the fair value of these intangible assets using an income approach. HP recognizes an impairment loss when the estimated fair value of the indefinite-lived purchased intangible assets is less than the carrying value.

Long-Lived Assets Including Finite-Lived Purchased Intangible Assets

HP amortizes purchased intangible assets with finite lives using the straight-line method over the estimated economic lives of the assets, ranging from one to ten years.

HP evaluates long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." HP assesses the fair value of the assets based on the undiscounted future cash flow the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When HP identifies an impairment, HP reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.

Capitalized Software

HP capitalizes certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces and installation and testing of the software. HP amortizes capitalized costs using the straight-line method over the estimated useful lives of the software, generally from one to three years.

Derivative Financial Instruments

HP uses derivative financial instruments, primarily forwards, swaps, and options, to hedge certain foreign currency and interest rate exposures. HP also may use other derivative instruments not designated as hedges such as forwards used to hedge foreign currency balance sheet exposures. HP does not use derivative financial instruments for speculative purposes. See Note 9 for a full description of HP's derivative financial instrument activities and related accounting policies, which is incorporated herein by reference.

Investments

HP's investments consist principally of time deposits, other debt securities, money market securities and equity securities of publicly-traded and privately-held companies. HP classifies investments with maturities of less than one year as short-term investments.

Note 1: Summary of Significant Accounting Policies (Continued)

HP classifies its investments in debt securities and its equity investments in public companies as available-for-sale securities and carries them at fair value. HP determines fair values for investments in public companies using quoted market prices. HP records the unrealized gains and losses on available-for-sale securities, net of taxes, in accumulated other comprehensive income (loss).

HP carries equity investments in privately-held companies at the lower of cost or fair value. HP may estimate fair values for investments in privately-held companies based upon one or more of the following: pricing models using historical and forecasted financial information and current market rates; liquidation values; the values of recent rounds of financing; and quoted market prices of comparable public companies.

Losses on Investments

HP monitors its investment portfolio for impairment on a periodic basis. In the event that the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, HP records an impairment charge and establishes a new cost basis for the investment at its current fair value. In order to determine whether a decline in value is other-than-temporary, HP evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value; the financial condition of and business outlook for the company, including key operational and cash flow metrics, current market conditions and future trends in the company's industry; the company's relative competitive position within the industry; and HP's intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

HP determined the declines in value of certain investments to be other-than-temporary. Accordingly, HP recorded impairments of approximately $8 million in fiscal 2006, $43 million in fiscal 2005 and $26 million in fiscal 2004. HP includes these impairments in gains/(losses) on investments in the Consolidated Statements of Earnings. Depending on market conditions, HP may record additional impairments on its investment portfolio in the future.

Concentrations of Credit Risk

Financial instruments that potentially subject HP to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, accounts receivable from trade customers and from contract manufacturers, financing receivables and derivatives.

HP maintains cash and cash equivalents, short and long-term investments, derivatives and certain other financial instruments with various financial institutions. These financial institutions are located in many different geographical regions and HP's policy is designed to limit exposure with any one institution. As part of its cash and risk management processes, HP performs periodic evaluations of the relative credit standing of the financial institutions. HP has not sustained material credit losses from instruments held at financial institutions. HP utilizes forward contracts and other derivative contracts to protect against the effects of foreign currency fluctuations. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss.

HP sells a significant portion of its products through third-party distributors and resellers and, as a result, maintains individually significant receivable balances with these parties. If the financial condition or operations of these distributors and resellers deteriorate substantially, HP's operating results could be adversely affected. The ten largest distributor and reseller receivable balances collectively, which were concentrated primarily in North America, represented approximately 21% of gross accounts

Note 1: Summary of Significant Accounting Policies (Continued)

receivable at October 31, 2006 and 22% at October 31, 2005. No single customer accounts for more than 10% of accounts receivable. Credit risk with respect to other accounts receivable and financing receivables is generally diversified due to the large number of entities comprising HP's customer base and their dispersion across many different industries and geographical regions. HP performs ongoing credit evaluations of the financial condition of its third-party distributors, resellers and other customers and requires collateral, such as letters of credit and bank guarantees, in certain circumstances. HP generally has experienced longer accounts receivable collection cycles in its emerging markets, in particular Asia Pacific and Latin America, compared to its United States and European markets. In the event that accounts receivable collection cycles in emerging markets significantly deteriorate or one or more of HP's larger resellers in these regions fail, HP's operating results could be adversely affected.

Other Concentration

HP obtains a significant number of components from single source suppliers due to technology, availability, price, quality or other considerations. The loss of a single source supplier, the deterioration of its relationship with a single source supplier, or any unilateral modification to the contractual terms under which HP is supplied components by a single source supplier could adversely effect HP's revenue and gross margins.

Stock-Based Compensation

Effective November 1, 2005, HP adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective transition method and therefore has not restated results for prior periods. Under this transition method, stock-based compensation expense in fiscal 2006 included stock-based compensation expense for all share-based payment awards granted prior to, but not yet vested as of November 1, 2005, based on the grant-date fair value estimated in accordance with the original provision of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Stock-based compensation expense for all share-based payment awards granted after November 1, 2005 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. HP recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years. Prior to the adoption of SFAS 123R, HP recognized stock-based compensation expense in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In March 2005, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107") regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies. HP has applied the provisions of SAB 107 in its adoption of SFAS 123R.

In November 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). HP has elected to adopt the alternative transition method provided in the FSP 123R-3 for calculating the tax effects of stock-based compensation pursuant to SFAS 123R. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123R. See Note 2 to the Consolidated Financial Statements for a further discussion on stock-based compensation.

Note 1: Summary of Significant Accounting Policies (Continued)

Foreign Currency Transactions

HP uses the U.S. dollar predominately as its functional currency. Assets and liabilities denominated in non-U.S. dollars are remeasured into U.S. dollars at current exchange rates for monetary assets and liabilities, and historical exchange rates for nonmonetary assets and liabilities. Net revenue, cost of sales and expenses are remeasured at average exchange rates in effect during each period, except for those net revenue, cost of sales and expenses related to the previously noted balance sheet amounts, which HP remeasures at historical exchange rates. HP includes gains or losses from foreign currency remeasurement in net earnings. Certain foreign subsidiaries designate the local currency as their functional currency, and HP records the translation of their assets and liabilities into U.S. dollars at the balance sheet dates as translation adjustments and includes them as a component of accumulated other comprehensive income (loss).

Retirement and Post-Retirement Plans

HP has various defined benefit, other contributory and noncontributory retirement and post-retirement plans. HP generally amortizes unrecognized actuarial gains and losses on a straight-line basis over the remaining estimated service life of participants. The measurement date for all plans is September 30 for fiscal 2006 and fiscal 2005. See Note 15 for a full description of these plans and the accounting and funding policies, which is incorporated herein by reference.

Recent Pronouncements

In May 2005, FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which replaces APB Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by HP in the first quarter of fiscal 2007. HP is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by HP in the first quarter of fiscal 2008. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. HP is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or

Note 1: Summary of Significant Accounting Policies (Continued)

liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by HP in the first quarter of fiscal 2009. HP is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company's balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006, which HP expects to adopt effective October 31, 2007. SFAS also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. HP expects to adopt the measurement provisions of SFAS 158 effective October 31, 2009. Based upon the October 31, 2006 balance sheet and pension disclosures, the impact of adopting SFAS 158 is estimated to be a decrease in assets of $821 million, a decrease in liabilities of $4 million and a pretax increase in the accumulated other comprehensive loss of $817 million. The effect of adoption will differ from the estimate due to actual plan asset and liability experience in fiscal 2007.

In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by HP in the first quarter of fiscal 2007. HP does not expect the adoption of SAB 108 to have a material impact on its consolidated results of operations and financial condition.

In addition, HP is reviewing the following Emerging Issues Task Force ("EITF") consensuses and does not currently expect that the adoption of these will have a material impact on its consolidated results of operations and financial condition:

- EITF 05-5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such as Terms Specified in Altersteilzeit Early Retirement Arrangements." Issued in June 2005 and effective for HP in the first quarter of fiscal 2007, this EITF applies to early retirement programs which create incentives for employees, within a specific age group, to transition from full or part-time employment to retirement before legal retirement age.
- EITF 06-2, "Accounting for Sabbatical Leave and Other Similar Benefits." Issued in June 2006 and effective for HP in the first quarter of fiscal 2008, this EITF applies to compensated absences that require a minimum service period but have no increase in the benefit even with additional years of service.
- EITF 06-9, "Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee." Issued in November 2006 and effective for HP in the second quarter of fiscal 2008, this EITF requires certain disclosures whenever a change is made to modify or eliminate the time lag (usually three

Note 1: Summary of Significant Accounting Policies (Continued)

months or less) used for recording results of consolidated entities or equity method investees that have a different fiscal year end than HP's.

In fiscal 2006, HP adopted FSP No. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). This adoption did not have a material impact on HP's consolidated results of operations and financial condition.

Note 2: Stock-Based Compensation

At October 31, 2006, HP has the stock-based employee compensation plans described below. The total compensation expense before taxes related to these plans was $536 million in fiscal 2006, excluding a $14 million credit adjustment in restructuring charges as disclosed below. Prior to November 1, 2005, HP accounted for those plans under the recognition and measurement provisions of APB 25. Accordingly, HP generally recognized compensation expense only when it granted options with a discounted exercise price. Any resulting compensation expense was recognized ratably over the associated service period, which was generally the option vesting term.

Prior to November 1, 2005, HP provided pro forma disclosure amounts in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"), as if the fair value method defined by SFAS 123 had been applied to its stock-based compensation.

Effective November 1, 2005, HP adopted the fair value recognition provisions of SFAS 123R, using the modified prospective transition method and therefore has not restated prior periods' results. Under this transition method, stock-based compensation expense in fiscal 2006 included compensation expense for all share-based payment awards granted prior to, but not yet vested as of, November 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123. Stock-based compensation expense for all share-based payment awards granted after November 1, 2005 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. HP recognizes these compensation costs net of an estimated forfeiture rate and recognizes the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years. HP estimated the forfeiture rate in fiscal 2006 based on its historical experience for fiscal grant years where the majority of the vesting terms have been satisfied.

As a result of adopting SFAS 123R, earnings before income taxes in fiscal 2006 and net earnings in fiscal 2006 were lower by $448 million and $318 million, respectively, than if we had continued to account for stock-based compensation under APB 25. The impact on both basic and diluted earnings per share in fiscal 2006 was $0.11 per share. In addition, prior to the adoption of SFAS 123R, HP presented the tax benefit of stock option exercises as operating cash flows. Upon the adoption of SFAS 123R, the tax benefit resulting from tax deductions in excess of the tax benefit related to compensation cost recognized for those options are classified as financing cash flows.

Note 2: Stock-Based Compensation (Continued)

The pro forma table below reflects net earnings and basic and diluted net earnings per share for the following fiscal years ended October 31, if HP had applied the fair value recognition provisions of SFAS 123:

	2005	2004
	In millions, except per share amounts	
Net earnings, as reported	$2,398	$3,497
Add: stock-based compensation included in reported net earnings, net of related tax effects	144	33
Less: stock-based compensation expense determined under the fair-value based method for all awards, net of related tax effects	(621)	(692)
Pro forma net earnings	$1,921	$2,838
Basic net earnings per share:		
As reported	$ 0.83	$ 1.16
Pro forma	$ 0.67	$ 0.94
Diluted net earnings per share:		
As reported	$ 0.82	$ 1.15
Pro forma	$ 0.66	$ 0.93

Employee Stock Purchase Plan

HP sponsors the Hewlett-Packard Company 2000 Employee Stock Purchase Plan, also known as the Share Ownership Plan (the "ESPP"), pursuant to which eligible employees may contribute up to 10% of base compensation, subject to certain income limits, to purchase shares of HP's common stock. Prior to November 1, 2005, employees were able to purchase stock semi-annually at a price equal to 85% of the fair market value at certain plan-defined dates. As of November 1, 2005, HP changed the ESPP so that employees will purchase stock semi-annually at a price equal to 85% of the fair market value on the purchase date. Since the price of the shares is now determined at the purchase date and there is no longer a look-back period, HP recognizes the expense based on the 15% discount at purchase. In fiscal 2006, ESPP compensation expense was $53 million, net of taxes. At October 31, 2006, approximately 147,000 employees were eligible to participate and approximately 53,000 employees were participants in the ESPP. In fiscal 2006, participants purchased 11,076,000 shares of HP common stock at a weighted-average price of $30 per share. In fiscal 2005, participants purchased 20,673,000 shares of HP common stock at a weighted-average price of $17 per share. In fiscal 2004, participants purchased 25,868,000 shares of HP common stock at a weighted-average price of $14 per share.

Incentive Compensation Plans

HP stock option plans include principal plans adopted in 2004, 2000, 1995 and 1990 ("principal option plans"), as well as various stock option plans assumed through acquisitions under which stock options are outstanding. All regular employees meeting limited employment qualifications were eligible to receive stock options in fiscal 2006. There were approximately 110,000 employees holding options under one or more of the option plans as of October 31, 2006. Options granted under the principal option plans are generally non-qualified stock options, but the principal option plans permit some options granted to qualify as "incentive stock options" under the U.S. Internal Revenue Code. The

Note 2: Stock-Based Compensation (Continued)

exercise price of a stock option is equal to the fair market value of HP's common stock on the option grant date (as determined by the average of the highest and lowest reported sale prices of HP's common stock on that date). The contractual term of options granted since fiscal 2003 was generally eight years, while the contractual term of options granted prior to fiscal 2003 was generally ten years. Under the principal option plans, HP may choose, in certain cases, to establish a discounted exercise price at no less than 75% of fair market value on the grant date. HP has not granted any discounted options since fiscal 2003.

Under the principal option plans, HP granted certain employees cash, restricted stock awards, or both. Restricted stock awards are nonvested stock awards that may include grants of restricted stock or grants of restricted stock units. Cash and restricted stock awards are independent of option grants and are generally subject to forfeiture if employment terminates prior to the release of the restrictions. Such awards generally vest one to three years from the date of grant. During that period, ownership of the shares cannot be transferred. Restricted stock has the same cash dividend and voting rights as other common stock and is considered to be currently issued and outstanding. Restricted stock units have dividend equivalent rights equal to the cash dividend paid on restricted stock. Restricted stock units do not have the voting rights of common stock, and the shares underlying the restricted stock units are not considered issued and outstanding. HP expenses the cost of the restricted stock awards, which HP has determined to be the fair market value of the shares at the date of grant, ratably over the period during which the restrictions lapse. In fiscal 2006, HP granted 1,492,000 shares of restricted stock with a weighted-average grant date fair value of $32. In fiscal 2005, HP granted 6,773,000 shares of restricted stock with a weighted-average grant date fair value of $21. HP had 5,492,000 shares of restricted stock outstanding at October 31, 2006, 7,099,000 shares of restricted stock outstanding at October 31, 2005 and 1,533,000 shares of restricted stock outstanding at October 31, 2004. In fiscal 2006, HP granted 33,000 shares of restricted stock units with a weighted-average grant date fair value of $30. In fiscal 2005, HP granted 1,820,000 shares of restricted stock units with a weighted-average grant date fair value of $21. HP had restricted stock units covering 873,000 shares outstanding at October 31, 2006, 1,780,000 shares outstanding at October 31, 2005 and no shares outstanding at October 31, 2004.

In light of new accounting guidance under SFAS 123R, beginning in the second quarter of fiscal 2005 HP reevaluated its assumptions used in estimating the fair value of employee options granted. As part of this assessment, management determined that implied volatility calculated based on actively traded options on HP common stock is a better indicator of expected volatility and future stock price trends than historical volatility. Therefore, expected volatility in fiscal 2006 and 2005 was based on a market-based implied volatility.

As part of its SFAS 123R adoption, HP also examined its historical pattern of option exercises in an effort to determine if there were any discernable activity patterns based on certain employee populations. From this analysis, HP identified three employee populations. HP used the Black-Scholes option pricing model to value the options for each of the employee populations. The table below presents the weighted average expected life in months of the combined three identified employee populations. The expected life computation is based on historical exercise patterns and post-vesting termination behavior within each of the three populations identified. The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

Note 2: Stock-Based Compensation (Continued)

The fair value of share-based payment awards was estimated using the Black-Scholes option pricing model with the following assumptions and weighted average fair values:

	Stock Options[1]			ESPP	
	2006	2005	2004	2005	2004
Weighted average fair value of grants	$9.38	$5.63	$6.72	$6.01	$4.95
Risk-free interest rate	4.35%	3.93%	2.77%	2.66%	1.11%
Dividend yield	1.0%	1.5%	1.4%	1.6%	1.5%
Expected volatility	29%	28%	35%	30%	28%
Expected life in months	57	54	60	6	6

[1] The fair value calculation was based on stock options granted during the period.

Option activity under the principal option plans as of October 31, 2006 and changes during fiscal 2006 were as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	In thousands		In years	In millions
Outstanding at October 31, 2005	531,233	$30		
Granted and assumed through acquisitions	52,271	$31		
Exercised	(100,986)	$22		
Forfeited/cancelled/expired	(36,778)	$40		
Outstanding at October 31, 2006	445,740	$31	4.7	$4,861
Vested and expected to vest at October 31, 2006	437,109	$31	4.6	$4,742
Exercisable at October 31, 2006	316,341	$33	4.0	$3,081

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between HP's closing stock price on the last trading day of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on October 31, 2006. This amount changes based on the fair market value of HP's stock. Total intrinsic value of options exercised in fiscal 2006 was $1,190 million. Total fair value of options vested and expensed in fiscal 2006 was $265 million, net of taxes.

Note 2: Stock-Based Compensation (Continued)

Option activity was as follows for the following fiscal years ended October 31:

	2005		2004	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
	Shares in thousands			
Outstanding at beginning of year	549,868	$30	499,858	$31
Granted	63,635	$22	71,894	$22
Assumed through acquisitions	558	$ 1	2,507	$14
Exercised	(46,628)	$17	(12,869)	$13
Forfeited or cancelled	(36,200)	$35	(11,522)	$30
Outstanding at end of year	531,233	$30	549,868	$30
Exercisable at end of year	386,303	$33	377,438	$33

Information about options outstanding was as follows at October 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Shares Exercisable	Weighted-Average Exercise Price
	Shares in thousands				
$0-$9.99	651	5.7	$ 4	393	$ 6
$10-$19.99	62,902	4.7	$16	49,336	$16
$20-$29.99	183,469	5.2	$23	115,265	$24
$30-$39.99	107,171	5.2	$33	59,800	$35
$40-$49.99	51,901	3.1	$46	51,901	$46
$50-$59.99	25,334	3.3	$57	25,334	$57
$60 and over	14,312	2.7	$71	14,312	$71
	445,740	4.7	$31	316,341	$33

As of October 31, 2006, $677 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 2.30 years.

Cash received from option exercises and purchases under the ESPP in fiscal 2006 was $2,538 million. The actual tax benefit realized for the tax deduction from option exercises of the share-based payment awards in fiscal 2006 totaled $420 million.

Note 2: Stock-Based Compensation (Continued)

Nonvested restricted stock awards as of October 31, 2006 and changes during fiscal 2006 were as follows:

	Shares	Weighted-Average Grant Date Fair Value
	In thousands	
Nonvested at October 31, 2005	8,869	$21
Granted	1,525	$32
Vested	(2,521)	$21
Forfeited	(1,508)	$21
Nonvested at October 31, 2006	6,365	$24

As of October 31, 2006, there was $90 million of unrecognized stock-based compensation expense related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 1.46 years.

In fiscal 2006, HP recorded $58 million of stock-based compensation expense, net of taxes, relating to options assumed through acquisitions and restricted stock awards. HP recorded $144 million and $33 million of stock-based compensation expense, net of taxes, relating to options assumed through acquisitions and restricted stock awards in fiscal years 2005 and 2004, respectively.

In fiscal 2006, HP allocated stock-based compensation expense related to the ESPP and the principal option plans under SFAS 123R as follows:

	In millions
Cost of sales	$ 144
Research and development	70
Selling, general and administrative	322
Stock-based compensation expense before income taxes	536
Income tax benefit	(160)
Total stock-based compensation expense after income taxes	$ 376

In addition, as part of its fiscal 2005 restructuring plans, HP accelerated the vesting on options held by terminated employees and included a one-year post-termination exercise period on the options. This modification resulted in compensation expense of $107 million that HP included in the restructuring charges. In fiscal 2006, an adjustment of $14 million was recorded as a reduction to the $107 million restructuring charges to reflect actual stock-based compensation expense related to employees who left the company.

Stock-based compensation expense recognized under incentive compensation plans was approximately $522 million in fiscal 2006 (including the $14 million credit in restructuring charges referred to above), $211 million in fiscal 2005 (including the $107 million in restructuring charges referred to above), and $48 million in fiscal 2004.

Note 2: Stock-Based Compensation (Continued)

Shares Reserved

Shares available for the ESPP and stock-based compensation plans were 217,556,000 at October 31, 2006, including 39,151,000 shares under the assumed Compaq plans, 260,669,000 at October 31, 2005, including 32,449,000 shares under the assumed Compaq plans; and 257,554,000 at October 31, 2004, including 29,123,000 shares under the assumed Compaq plans.

HP had 664,267,000 shares of common stock reserved at October 31, 2006, 794,750,000 shares of common stock reserved at October 31, 2005, and 808,855,000 shares of common stock reserved at October 31, 2004 for future issuance under all stock-related benefit plans. Additionally, HP had 21,494,000 shares of common stock reserved at October 31, 2006, 2005, and 2004 for future issuances related to conversion of its outstanding zero-coupon subordinated notes.

Note 3: Net Earnings Per Share ("EPS")

HP calculates basic EPS using net earnings and the weighted-average number of shares outstanding during the reporting period. Diluted EPS includes the effect from potential issuance of common stock, such as stock issuable pursuant to the exercise of stock options and the assumed conversion of convertible notes.

The reconciliation of the numerators and denominators of the basic and diluted EPS calculations was as follows for the following fiscal years ended October 31:

	2006	2005	2004
	In millions, except per share amounts		
Numerator:			
Net earnings	$6,198	$2,398	$3,497
Adjustment for interest expense on zero-coupon subordinated convertible notes, net of taxes	7	—	8
Net earnings, adjusted	$6,205	$2,398	$3,505
Denominator:			
Weighted-average shares used to compute basic EPS	2,782	2,879	3,024
Effect of dilutive securities:			
Dilution from employee stock plans	62	30	23
Zero-coupon subordinated convertible notes	8	—	8
Dilutive potential common shares	70	30	31
Weighted-average shares used to compute diluted EPS	2,852	2,909	3,055
Net earnings per share:			
Basic	$ 2.23	$ 0.83	$ 1.16
Diluted	$ 2.18	$ 0.82	$ 1.15

In fiscal 2006, 2005 and 2004, HP excluded options with exercise prices that were greater than the average market price for HP's common stock to purchase approximately 130 million, 255 million and 408 million, respectively, shares from the calculation of diluted EPS because their effect was anti-dilutive. Also, as a result of adopting SFAS 123R on November 1, 2005, HP excluded an additional

Note 3: Net Earnings Per Share ("EPS") (Continued)

48 million options in fiscal 2006, whose combined exercise price, unamortized fair value and excess tax benefit were greater than the average market price for HP's common stock as these shares were also anti-dilutive. In addition, HP excluded approximately 8 million shares of HP stock issuable upon the assumed conversion of zero-coupon subordinated notes from the calculation of diluted EPS in fiscal 2005 because the effect was antidilutive.

Note 4: Balance Sheet Details

Balance sheet details were as follows for the following fiscal years ended October 31:

Accounts and Financing Receivables

	2006	2005
	In millions	
Accounts receivable	$11,093	$10,130
Allowance for doubtful accounts	(220)	(227)
	$10,873	$ 9,903
Financing receivables	$ 2,480	$ 2,608
Allowance for doubtful accounts	(40)	(57)
	$ 2,440	$ 2,551

HP has revolving trade receivables based facilities permitting it to sell certain trade receivables to third parties on a non-recourse basis. The aggregate maximum capacity under these programs was approximately $477 million as of October 31, 2006 and there was approximately $150 million available under these programs. In fiscal 2006, HP had another facility that was subject to a maximum amount of 525 million euros (the "Euro Program"), which was terminated on October 31, 2006. HP sold approximately $8.6 billion of trade receivables during fiscal 2006, including approximately $5.9 billion under the Euro Program. Fees associated with these facilities do not generally differ materially from the cash discounts offered to these customers under the previous alternative prompt payment programs.

Inventory

	2006	2005
	In millions	
Finished goods	$5,424	$4,940
Purchased parts and fabricated assemblies	2,326	1,937
	$7,750	$6,877

Note 4: Balance Sheet Details (Continued)

Other Current Assets

	2006	2005
	In millions	
Deferred tax assets—short-term	$ 4,144	$ 3,612
Tax, supplier and other receivables	5,242	4,910
Prepaid and other current assets	1,393	1,552
	$10,779	$10,074

Property, Plant and Equipment

	2006	2005
	In millions	
Land	$ 534	$ 629
Buildings and leasehold improvements	5,771	5,630
Machinery and equipment	8,719	7,621
	15,024	13,880
Accumulated depreciation	(8,161)	(7,429)
	$ 6,863	$ 6,451

Depreciation expense was approximately $1.7 billion in fiscal 2006, $1.7 billion in fiscal 2005 and $1.8 billion in fiscal 2004.

Long-Term Financing Receivables and Other Assets

	2006	2005
	In millions	
Financing receivables	$2,340	$2,246
Deferred tax assets—long-term	1,475	2,263
Other	2,834	2,993
	$6,649	$7,502

Other Accrued Liabilities

	2006	2005
	In millions	
Other accrued taxes	$ 2,366	$2,018
Warranty	1,585	1,563
Sales and marketing programs	2,394	2,036
Other	4,789	4,145
	$11,134	$9,762

Note 4: Balance Sheet Details (Continued)

Other Liabilities

	2006	2005
	In millions	
Pension, post-retirement, and post-employment liabilities	$2,099	$2,515
Long-term deferred revenue	1,750	1,331
Other long-term liabilities	1,648	1,443
	$5,497	$5,289

Note 5: Supplemental Cash Flow Information

Supplemental cash flow information was as follows for the following fiscal years ended October 31:

	2006	2005	2004
	In millions		
Cash paid for income taxes, net	$637	$884	$609
Cash paid for interest	$299	$447	$305
Non-cash investing and financing activities:			
Net issuances of restricted stock and other employee stock benefits	$ 40	$137	$ 68
Issuance of common stock and options assumed in business acquisitions	$ 13	$ 12	$ 15
Purchase of assets under capital leases	$ 19	$ —	$ —

Note 6: Acquisitions

HP has recorded acquisitions using the purchase method of accounting and, accordingly, included the results of operations in HP's consolidated results as of the date of each acquisition. HP allocates the purchase price of its acquisitions to the tangible assets, liabilities and intangible assets acquired, including in-process research and development ("IPR&D"), based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. The fair value assigned to assets acquired is based on valuations using management's estimates and assumptions. HP does not expect goodwill recorded on a majority of these acquisitions to be deductible for tax purposes.

Peregrine

On December 19, 2005, HP acquired the outstanding shares of Peregrine Systems, Inc. ("Peregrine") in a cash merger for $26.08 per share. The purchase price was approximately $538 million, consisting of $442 million of cash paid, which includes direct transaction costs, as well as the assumption of certain liabilities in connection with the transaction. The acquisition of Peregrine adds key asset and service management components to the HP OpenView portfolio, a distributed management software suite for business operations and IT. In connection with this acquisition, HP recorded approximately $342 million of goodwill and $162 million of amortizable intangible assets. HP also expensed $34 million for IPR&D. HP is amortizing the purchased intangibles, principally customer relationships and developed technology, on a straight-line basis over their estimated useful lives ranging from five to six years.

Note 6: Acquisitions (Continued)

Other Acquisitions in fiscal 2006

HP also completed seven other acquisitions during fiscal 2006. Total consideration for these acquisitions and the buyout of a minority interest was approximately $473 million, which included direct transaction costs. The largest of these transactions was the acquisition of substantially all of the assets of Scitex Vision Ltd ("Scitex"). The Scitex asset acquisition is expected to expand HP's leadership in printing into the industrial wide-format market.

HP recorded approximately $193 million of goodwill and $205 million of purchased intangibles in connection with these other acquisitions. HP also recorded approximately $18 million of IPR&D related to these acquisitions in fiscal 2006.

In addition, HP paid approximately $17 million for the balance of the outstanding shares of Digital Globalsoft Limited, a consolidated subsidiary of HP ("DGS"), and as a result increased HP's ownership from 98.5% to 100%. This subsidiary has enhanced HP's capability in IT services, including expertise in life cycle services such as migration, technical and application services.

HP has included the results of operations of these transactions prospectively from the respective date of the transaction. HP has not presented the pro forma results of operations of the acquired businesses because the results are not material to HP's results of operations on either an individual or an aggregate basis.

Mercury Acquisition

On November 2, 2006, HP completed its tender offer for Mercury Interactive Corporation ("Mercury"), a leading IT management software and services company, and acquired approximately 96% of Mercury shares for cash consideration of $52 per common share. On November 6, 2006, HP acquired the remaining outstanding shares, and Mercury became a wholly owned subsidiary of HP. The aggregate purchase price was approximately $4.8 billion, consisting of cash paid for outstanding stock, the value of vested employee stock options and estimated direct transaction costs. The acquisition will combine Mercury's application management, application delivery and IT governance capabilities with HP's broad portfolio of management solutions.

The acquisition will be recorded using the purchase method of accounting, and, accordingly, the results of operations will be included in HP's consolidated results as of the acquisition date. The purchase price will be allocated to the tangible assets, liabilities and intangible assets acquired based on their estimated fair values. These fair values will be determined based on independent third-party valuations and management estimates which have not yet been completed. The excess purchase price over those fair values will be recorded as goodwill. The goodwill will not be deductible for tax purposes. The intangible assets consist primarily of developed and core technologies, customer relationships, maintenance agreements and IPR&D. The IPR&D will be expensed in the first quarter of fiscal year 2007. The remaining intangibles will be amortized over their estimated useful lives, currently estimated to range from three to seven years. Pro forma results of operations have not been presented as these results are not material to HP's consolidated results of operations.

Management is currently assessing and formulating product roadmap decisions and integration plans which may result in additional costs, including asset impairments and costs to terminate or relocate employees. Exit costs related to Mercury activities and employees will be accrued by HP as a liability in conjunction with recording the purchase of Mercury, which will result in an increase to

Note 6: Acquisitions (Continued)

goodwill. In addition, HP will incur charges related to payments to Mercury executive officers and key employees under a retention plan adopted in connection with the acquisition, as well as costs related to integration efforts.

Pending Acquisitions

In December 2006, HP agreed to acquire Knightsbridge Solutions Holdings Corporation, a privately held services company specializing in the information management areas of business intelligence, data warehousing, data integration and information quality. The transaction is subject to certain closing conditions and is expected to be completed during the first quarter of fiscal 2007. Upon completion, the business is expected to be fully integrated into HP Services.

Also in December 2006, HP agreed to acquire Bitfone Corporation, a privately held global software and services company that develops software solutions for mobile device management for the wireless industry. The transaction is subject to certain closing conditions and is expected to be completed by February 2007. Following the close of the acquisition, the business is expected to be fully integrated into the Handheld Business Unit of HP's Personal Systems Group.

Acquisitions in fiscal 2005

In fiscal 2005, HP acquired five companies for an aggregate purchase price of approximately $648 million, which includes direct transaction costs and certain liabilities recorded in connection with these acquisitions. The largest of these transactions were the acquisitions of SAC, LLC, doing business as "Snapfish," and AppIQ, Inc. ("AppIQ"), which HP completed on April 15, 2005 and October 24, 2005, respectively.

Snapfish is a leading online photo service. The acquisition of Snapfish enables HP to capitalize on the growing market for online photo printing, with customers benefiting from a more affordable, simpler and more comprehensive digital photography experience.

AppIQ is a leading provider of open storage area network management and storage resource management solutions. The acquisition of AppIQ strengthens HP's ability to give customers a single integrated console that controls and better manages their storage and server infrastructure.

HP recorded approximately $537 million of goodwill and $108 million of amortizable purchased intangible assets in connection with these five acquisitions. HP also recorded approximately $2 million of IPR&D charges related to these five acquisitions.

In fiscal 2005, HP paid approximately $8 million in cash for additional shares of DGS, a consolidated subsidiary of HP, to increase HP's ownership from approximately 97.2% to approximately 98.5%. HP recorded approximately $7 million and $281 million of goodwill in connection with the share purchases in fiscal 2005 and 2004, respectively.

Note 7: Goodwill and Purchased Intangible Assets

Goodwill

Goodwill allocated to HP's business segments as of October 31, 2006 and 2005 and changes in the carrying amount of goodwill during the fiscal year ended October 31, 2006 are as follows:

	HP Services	Enterprise Storage and Servers	Software	Personal Systems Group	Imaging and Printing Group	HP Financial Services	Total
				In millions			
Balance at October 31, 2005	$6,360	$5,077	$ 748	$2,335	$1,769	$152	$16,441
Goodwill acquired during the period	16	65	354	7	93	—	535
Goodwill adjustments	(37)	(51)	(4)	(20)	(9)	(2)	(123)
Balance at October 31, 2006	$6,339	$5,091	$1,098	$2,322	$1,853	$150	$16,853

The goodwill adjustments for acquisitions made prior to fiscal 2006, as shown above, related primarily to revisions of acquisition-related tax and other estimates for all acquisitions and the reduction of a restructuring liability associated with restructuring plans of Compaq Computer Corporation ("Compaq") prior to its acquisition by HP. These reductions resulted from adjusting original estimates to actual costs incurred at various locations throughout the world.

Based on the results of its annual impairment tests, HP determined that no impairment of goodwill existed as of August 1, 2006 or August 1, 2005. However, future goodwill impairment tests could result in a charge to earnings. HP will continue to evaluate goodwill on an annual basis as of the beginning of its fourth fiscal quarter and whenever events and changes in circumstances indicate that there may be a potential impairment.

Purchased Intangible Assets

HP's purchased intangible assets associated with completed acquisitions for each of the following fiscal years ended October 31 are composed of:

	2006			2005		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
			In millions			
Customer contracts, customer lists and distribution agreements	$2,586	$(1,293)	$1,293	$2,401	$ (972)	$1,429
Developed and core technology and patents	1,923	(1,307)	616	1,750	(1,040)	710
Product trademarks	103	(82)	21	94	(66)	28
Total amortizable purchased intangible assets	4,612	(2,682)	1,930	4,245	(2,078)	2,167
Compaq trade name	1,422	—	1,422	1,422	—	1,422
Total purchased intangible assets	$6,034	$(2,682)	$3,352	$5,667	$(2,078)	$3,589

Amortization expense related to finite-lived purchased intangible assets was approximately $604 million in fiscal 2006, $622 million in fiscal 2005 and $603 million in fiscal 2004.

Note 7: Goodwill and Purchased Intangible Assets (Continued)

Based on the results of its annual impairment tests, HP determined that no impairment of the Compaq trade name existed as of August 1, 2006 or August 1, 2005. However, future impairment tests could result in a charge to earnings. HP will continue to evaluate the purchased intangible asset with an indefinite life on an annual basis as of the beginning of its fourth fiscal quarter and whenever events and changes in circumstances indicate that there may be a potential impairment.

The finite-lived purchased intangible assets consist of customer contracts, customer lists and distribution agreements, which have weighted average useful lives of approximately eight years, and developed and core technology, patents and product trademarks, which have weighted average useful lives of approximately six years.

Estimated future amortization expense related to finite-lived purchased intangible assets at October 31, 2006 was as follows:

Fiscal year:	In millions
2007	$ 545
2008	478
2009	396
2010	289
2011	168
Thereafter	54
Total	$1,930

Note 8: Restructuring Charges

Fiscal 2005 Restructuring Plans

In the fourth quarter of fiscal 2005, HP's Board of Directors approved a restructuring plan designed to simplify HP's structure, reduce costs and place greater focus on its customers. HP included original estimates of 15,300 positions in the fiscal 2005 restructuring plan. Subsequent to the initial estimate, HP reduced the number of total positions to 15,200. The initial charge for these actions totaled $1.6 billion. After completion of HP's voluntary severance programs in Europe and Asia, total charges in connection with this plan, coupled with other final adjustments, are expected to exceed the original charge by $108 million. During fiscal 2006, HP recognized charges of approximately $167 million relating to employee severance and other benefits charges, including adjustment related to reduce non-cash stock-based compensation by $14 million. HP also recognized a $6 million termination benefit expense and a $3 million settlement and curtailment loss from the non-U.S. pension plans. These charges were offset by settlement gains of $46 million from the U.S. pension plans and curtailment gains of $24 million from the U.S. retiree medical program. The $167 million of severance related charge was reflective of higher population of employees participating in higher cost early retirement and voluntary programs with the greatest impact in Europe.

The charge in the fourth quarter of fiscal 2005 included approximately $400 million related to employee severance and other benefits associated with the early retirement of 3,200 U.S. employees who left HP by October 31, 2005. The majority of these costs were funded by HP's pension plan assets. The remaining charges of approximately $1.2 billion, which include approximately $100 million of non-cash stock-based compensation, are related to severance and other benefits for approximately

Note 8: Restructuring Charges (Continued)

12,000 employees. Pursuant to the plan, approximately 9,500 positions were eliminated during fiscal 2006, bringing the total to 14,200 as of October 31, 2006. The majority of the remaining 1,000 positions are expected to be eliminated during fiscal 2007. HP expects to pay out the majority of the remaining costs relating to severance and other employee benefits before the end of fiscal 2007.

In the third quarter of fiscal 2005, HP's management approved a restructuring plan and HP recorded restructuring charges of $109 million related to severance and related costs associated with the termination of approximately 1,450 employees, all of whom left HP as of October 31, 2005. Of the initial restructuring amount, HP has paid substantially all of it as of October 31, 2006.

Fiscal 2005 Workforce Rebalancing

In addition to the restructuring activities described above, HP incurred approximately $236 million for the six months ended April 30, 2005 in workforce rebalancing charges within certain business segments, primarily for severance and related costs. As a result of these workforce rebalancing actions, approximately 3,000 employees left HP as of October 31, 2005. Of the initial restructuring amount, HP has paid substantially all of it as of October 31, 2006.

Fiscal 2003 Restructuring Plans

During fiscal 2006, HP recorded adjustments of $4 million in additional restructuring charges. Of the initial restructuring amount of $752 million, HP has paid substantially all of it as of October 31, 2006.

Fiscal 2002 and 2001 Restructuring Plans

The 2002 and 2001 restructuring plans are substantially complete, although HP records minor revisions to previous estimates as necessary. During fiscal 2006, HP recorded additional adjustments of $48 million. These charges pertained to facility lease obligations and severance. In addition, an adjustment during fiscal 2006 includes a $25 million reduction of goodwill pertaining to severance and other related restructuring true-ups. The aggregate $103 million restructuring liability with respect to these plans as of October 31, 2006 relates primarily to facility lease obligations and severance. HP expects to pay out these obligations over the life of the related obligations, which extend to the end of fiscal 2010.

Note 8: Restructuring Charges (Continued)

Summary of Restructuring Plans

The activity in the accrued restructuring balances related to all of the plans described above was as follows for fiscal 2006:

	Balance, October 31, 2005	Fiscal year 2006 charges (reversals)	Goodwill adjustments	Cash payments	Non-cash settlements and other adjustments	Balance, October 31, 2006	Fiscal year 2005 costs and goodwill adjustments	Fiscal year 2004 costs and goodwill adjustments	As of October 31, 2006 Total costs and adjustments to date	Total expected costs and adjustments
					In millions					
Fiscal 2005 plans:										
Employee severance and other benefits charges (by segment)										
Enterprise Storage and Servers		$ 78					$ 106		$ 184	$ 185
HP Services		30					555		585	585
Software		17					39		56	56
Personal Systems Group		(1)					61		60	60
Imaging and Printing Group		(21)					175		154	154
HP Financial Services		2					31		33	33
Other infrastructure		1					707		708	709
Total employee severance and other benefits	$1,044	$106	$ —	$(747)	$118	$521	$1,674	$ —	$1,780	$1,782
Fiscal 2003 Plan	$ 24	$ 4	$ —	$ (14)	$ —	$ 14	$ (10)	$ 37	$ 783	$ 783
Fiscal 2002 and 2001 plans	124	48	(25)	(49)	5	103	(24)	4	3,339	3,339
Total restructuring plans	$1,192	$158	$(25)	$(810)	$123	$638	$1,640	$ 41	$5,902	$5,904

At October 31, 2006 and October 31, 2005, HP included the long-term portion of the restructuring liability of $91 million and $73 million, respectively, in Other Liabilities in the accompanying Consolidated Balance Sheets.

Note 9: Financial Instruments

Investments in Debt and Equity Securities

Investments in available-for-sale debt and equity securities at fair value were as follows for the following fiscal years ended October 31:

	2006				2005			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
				In millions				
Available-for-Sale Securities								
Debt securities:								
Time deposits	$ 2	$—	$—	$ 2	$ 3	$—	$—	$ 3
Corporate debt	20	—	—	20	15	—	—	15
Other debt securities	21	—	(1)	20	18	—	—	18
Total debt securities	43	—	(1)	42	36	—	—	36
Equity securities in public companies	13	23	—	36	30	38	(4)	64
	$56	$23	$(1)	$78	$66	$38	$(4)	$100

Note 9: Financial Instruments (Continued)

Corporate debt consists primarily of loans to the other companies that are guaranteed by standby letters of credit issued by third party banks. Other debt securities consist primarily of fixed-interest securities invested for early retirement purposes as required by German laws. Equity securities in public companies are primarily common stock.

HP estimated the fair values based on quoted market prices or pricing models using current market rates. These estimated fair values may not be representative of actual values that could have been realized as of year-end or that will be realized in the future.

The gross unrealized losses as of October 31, 2006 were associated with other debt securities with a fair value of $18 million and had been in a continuous loss position for fewer than 12 months. The gross unrealized losses as of October 31, 2005 were associated with investments in public equity securities with a fair value of $10 million and had been in a continuous loss position for fewer than 12 months.

Contractual maturities of available-for-sale debt securities were as follows at October 31, 2006:

	Available-for-Sale Securities	
	Cost	Estimated Fair Value
	In millions	
Due in less than one year	$22	$22
Due in 1-5 years	21	20
	$43	$42

Proceeds from sales or maturities of available-for-sale and other securities were $91 million in fiscal 2006, $2.1 billion in fiscal 2005 and $4.3 billion in fiscal 2004. The gross realized gains and losses totaled $35 million and $2 million, respectively, in fiscal 2006. Gross realized gains and losses totaled $31 million and $1 million, respectively, in fiscal 2005. Gross realized gains and losses totaled $27 million and $4 million, respectively, in fiscal 2004. The specific identification method is used to account for gains and losses on available-for-sale securities.

A summary of the carrying values and balance sheet classification of all investments in debt and equity securities was as follows for the following fiscal years ended October 31:

	2006	2005
	In millions	
Available-for-sale debt securities	$ 22	$ 18
Short-term investments	22	18
Available-for-sale debt securities	20	18
Available-for-sale equity securities	36	64
Equity securities in privately-held companies and other investments	362	353
Included in long-term financing receivables and other assets	418	435
Total investments	$440	$453

Note 9: Financial Instruments (Continued)

Other investments consist primarily of marketable securities held to generate returns that HP expects to offset changes in certain liabilities related to deferred compensation arrangements. HP includes gains or losses from changes in fair value of these securities, offset by losses or gains on the related liabilities, in interest and other, net, in HP's Consolidated Statements of Earnings. The balance consists of cost basis and equity method investments.

Derivative Financial Instruments

HP is a global company that is exposed to foreign currency exchange rate fluctuations and interest rate changes in the normal course of its business. As part of its risk management strategy, HP uses derivative instruments, primarily forward contracts, swaps and options, to hedge certain foreign currency and interest rate exposures. HP's objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative contracts used to hedge them, thereby reducing volatility of earnings or protecting fair values of assets and liabilities. HP does not use derivative contracts for speculative purposes. HP applies hedge accounting based upon the criteria established by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), whereby HP designates its derivatives as fair value hedges, cash flow hedges or hedges of the foreign currency exposure of a net investment in a foreign operation ("net investment hedges"). HP recognizes all derivatives in the Consolidated Balance Sheets at fair value and reports them in other current assets, long-term financing receivables and other assets, other accrued liabilities, and other liabilities. HP classifies cash flows from the derivative programs as cash flows from operating activities in the Consolidated Statement of Cash Flows.

Fair Value Hedges

HP may enter into fair value hedges to reduce the exposure of its debt portfolio to both interest rate risk and foreign currency exchange rate risk. HP issues long-term debt in either U.S. dollars or foreign currencies based on market conditions at the time of financing. HP may then use interest rate or cross currency swaps to modify the market risk exposures in connection with the debt to achieve primarily U.S. dollar LIBOR-based floating interest expense and to manage exposure to changes in foreign currency exchange rates. The swap transactions generally involve the exchange of fixed for floating interest payments, and, when the underlying debt is denominated in a foreign currency, exchange of the foreign currency principal and interest obligations for U.S. dollar-denominated amounts. Alternatively, HP may choose not to swap fixed for floating interest payments or may terminate a previously executed swap if it believes a larger proportion of fixed-rate debt would be beneficial. HP may choose not to hedge the foreign currency risk associated with its foreign currency denominated debt if this debt acts as a natural hedge for foreign currency assets denominated in the same currency. When investing in fixed rate instruments, HP may enter into interest rate swaps that convert the fixed interest returns into variable interest returns and would classify these swaps as fair value hedges. For derivative instruments that are designated and qualify as fair value hedges, HP recognizes the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item in interest and other, net, in the Consolidated Statements of Earnings in the current period. When HP terminates an interest rate swap before maturity, the resulting gain or loss from the termination is amortized over the remaining life of the underlying hedged item.

Note 9: Financial Instruments (Continued)

Cash Flow Hedges

HP may use cash flow hedges to hedge the variability of LIBOR-based interest income HP receives on certain variable-rate investments. HP may enter into interest rate swaps that convert variable rate interest returns into fixed-rate interest returns. For interest rate swaps that HP designates and that qualify as cash flow hedges, HP records changes in the fair values in accumulated other comprehensive income as a separate component of stockholders' equity and subsequently reclassifies such changes into earnings in the period during which the hedged transaction is recognized in earnings.

HP uses a combination of forward contracts and options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted net revenue and, to a lesser extent, cost of sales denominated in currencies other than the U.S. dollar. HP's foreign currency cash flow hedges mature generally within six months. However, certain leasing revenue-related forward contracts extend for the duration of the lease term, which can be up to five years. For derivative instruments that are designated and qualify as cash flow hedges, HP initially records the effective portions of the gain or loss on the derivative instrument in accumulated other comprehensive loss as a separate component of stockholders' equity and subsequently reclassifies these amounts into earnings in the period during which the hedged transaction is recognized in earnings. HP reports the effective portion of cash flow hedges in the same financial statement line item as the changes in value of the hedged item. As of October 31, 2006, amounts related to derivatives qualifying as cash flow hedges amounted to an accumulated other comprehensive loss of $46 million, net of taxes, of which $45 million is expected to be reclassified to earnings in the next 12 months along with the earnings effects of the related forecasted transactions. In addition, during fiscal 2006 and 2005 HP did not discontinue any cash flow hedges for which it was probable that a forecasted transaction would not occur.

Net Investment Hedges

HP uses forward contracts designated as net investment hedges to hedge net investments in certain foreign subsidiaries whose functional currency is the local currency. For derivative instruments that are designated as net investment hedges, HP records the effective portion of the gain or loss on the derivative instrument together with changes in the hedged items in cumulative translation adjustment as a separate component of stockholders' equity. Cumulative translation adjustment decreased as result of an unrecognized net loss on net investment hedges of $31 million and $56 million for the fiscal years ended October 31, 2006 and 2005, respectively.

Other Derivatives

Other derivatives not designated as hedging instruments under SFAS 133 consist primarily of forward contracts HP uses to hedge foreign currency balance sheet exposures. For derivative instruments not designated as hedging instruments under SFAS 133, HP recognizes changes in the fair values in earnings in the period of change. HP recognizes the gains or losses on foreign currency forward contracts used to hedge balance sheet exposures in interest and other, net in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities. Interest and other, net, included net foreign currency exchange gains of approximately $54 million in fiscal 2006, and gains of approximately $70 million in fiscal 2005 and losses of approximately $142 million in fiscal 2004.

Note 9: Financial Instruments (Continued)

Hedge Effectiveness

For interest rate swaps designated as fair value hedges, HP measures effectiveness by offsetting the change in fair value of the hedged debt and investments with the change in fair value of the derivative. For interest rate swaps designated as cash flow hedges, HP measures effectiveness by offsetting the change in the variable portion of the interest rate swaps with the changes in expected interest income received due to the fluctuations in the LIBOR based interest rate. For foreign currency option and forward contracts designated as cash flow or net investment hedges, HP measures effectiveness by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates. HP recognizes any ineffective portion of the hedge, as well as amounts not included in the assessment of effectiveness, in the Consolidated Statements of Earnings. As of October 31, 2006, the portion of hedging instruments' gains or losses excluded from the assessment of effectiveness was not material for fair value, cash flow or net investment hedges. Hedge ineffectiveness for fair value, cash flow and net investment hedges was not material in the fiscal years ended October 31, 2006, 2005 and 2004.

HP estimates the fair values of derivatives based on quoted market prices or pricing models using current market rates and records all derivatives on the balance sheet at fair value. The gross notional and fair market value of derivative financial instruments and the respective SFAS 133 classification on the Consolidated Balance Sheets were as follows for the following fiscal years ended October 31:

	2006					
	Gross Notional	Other Current Assets	Long-term Financing Receivables and Other Assets	Other Accrued Liabilities	Other Liabilities	Total
	In millions					
Fair value hedges	$ 2,550	$ 1	$ 2	$ (1)	$ (3)	$ (1)
Cash flow hedges	8,768	33	—	(97)	—	(64)
Net investment hedges	844	1	1	(8)	(7)	(13)
Other derivatives	10,482	25	13	(135)	(28)	(125)
Total	$22,644	$60	$16	$(241)	$(38)	$(203)

	2005					
	Gross Notional	Other Current Assets	Long-term Financing Receivables and Other Assets	Other Accrued Liabilities	Other Liabilities	Total
	In millions					
Fair value hedges	$ 2,725	$ 10	$—	$ —	$(37)	$(27)
Cash flow hedges	7,813	52	1	(76)	(3)	(26)
Net investment hedges	827	4	—	(13)	—	(9)
Other derivatives	12,580	88	24	(91)	(8)	13
Total	$23,945	$154	$25	$(180)	$(48)	$(49)

Note 9: Financial Instruments (Continued)

Fair Value of Other Financial Instruments

For certain of HP's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, financing receivables, notes payable and short-term borrowings, accounts payable and other accrued liabilities, the carrying amounts approximate fair value due to their short maturities. The estimated fair value of HP's short- and long-term debt was approximately $5.1 billion at October 31, 2006, compared to a carrying value of $5.2 billion at that date. The estimated fair value of the debt is based primarily on quoted market prices, as well as borrowing rates currently available to HP for bank loans with similar terms and maturities.

Note 10: Financing Receivables and Operating Leases

Financing receivables represent sales-type and direct-financing leases resulting from the marketing of HP's and third-party products. These receivables typically have terms from two to five years and are usually collateralized by a security interest in the underlying assets. Financing receivables also include billed receivables from operating leases. The components of net financing receivables, which are included in financing receivables and long-term financing receivables and other assets, were as follows for the following fiscal years ended October 31:

	2006	2005
	In millions	
Minimum lease payments receivable	$ 5,010	$ 5,018
Allowance for doubtful accounts	(80)	(111)
Unguaranteed residual value	289	301
Unearned income	(439)	(411)
Financing receivables, net	4,780	4,797
Less current portion	(2,440)	(2,551)
Amounts due after one year, net	$ 2,340	$ 2,246

As of October 31, 2006, scheduled maturities of HP's minimum lease payments receivable were as follows for the following fiscal years ended October 31:

	2007	2008	2009	2010	2011	Thereafter	Total
				In millions			
Scheduled maturities of minimum lease payments receivable	$2,570	$1,413	$661	$221	$86	$59	$5,010

Equipment leased to customers under operating leases was $2.1 billion at October 31, 2006 and $1.9 billion at October 31, 2005 and is included in machinery and equipment. Accumulated depreciation on equipment under lease was $0.6 billion at October 31, 2006 and at October 31, 2005.

Note 10: Financing Receivables and Operating Leases (Continued)

As of October 31, 2006, minimum future rentals on non-cancelable operating leases related to leased equipment were as follows for the following fiscal years ended October 31:

	2007	2008	2009	2010	2011	Thereafter	Total
				In millions			
Minimum future rentals on non-cancelable operating leases	$692	$386	$124	$49	$11	$27	$1,289

Note 11: Guarantees

Indemnifications

In the ordinary course of business, HP enters into contractual arrangements under which HP may agree to indemnify the third party to such arrangement from any losses incurred relating to the services they perform on behalf of HP or for losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims relating to past performance. Such indemnification obligations may not be subject to maximum loss clauses. Historically, payments made related to these indemnifications have been immaterial.

Warranty

HP provides for the estimated cost of product warranties at the time it recognizes revenue. HP engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers; however, product warranty terms offered to customers, ongoing product failure rates, material usage and service delivery costs incurred in correcting a product failure, as well as specific product class failures outside of HP's baseline experience, affect the estimated warranty obligation. If actual product failure rates, material usage or service delivery costs differ from estimates, revisions to the estimated warranty liability would be required.

The changes in HP's aggregate product warranty liabilities were as follows for the following fiscal years ended October 31:

	2006	2005
	In millions	
Product warranty liability at beginning of year	$2,172	$2,040
Accruals for warranties issued	2,467	2,502
Adjustments related to pre-existing warranties (including changes in estimates)	(45)	(17)
Settlements made (in cash or in kind)	(2,346)	(2,353)
Product warranty liability at end of year	$2,248	$2,172

Note 11: Guarantees (Continued)

Deferred Revenue

The components of deferred revenue were as follows for the following fiscal years ended October 31:

	2006	2005
	In millions	
Deferred support contract services revenue	$3,598	$3,188
Other deferred revenue	2,461	1,958
Total deferred revenue	6,059	5,146
Less current portion	4,309	3,815
Long-term deferred revenue	$1,750	$1,331

Deferred support contract services revenue represents amounts received or billed in advance primarily for fixed-price support or maintenance contracts. These services include stand-alone product support packages, routine maintenance service contracts, upgrades or extensions to standard product warranty, as well as high availability services for complex, global, networked, multi-vendor environments. These service amounts are deferred at the time the customer is billed and then recognized ratably over the contract life or as the services are rendered.

Other deferred revenue represents amounts received or billed in advance for contracts related primarily to consulting and integration projects, managed services start-up or transition work, product sales and minor amounts for training.

Note 12: Borrowings

Notes Payable and Short-Term Borrowings

Notes payable and short-term borrowings, including the current portion of long-term debt, were as follows for the following fiscal years ended October 31:

	2006		2005	
	Amount Outstanding	Weighted Average Interest Rate	Amount Outstanding	Weighted Average Interest Rate
	In millions			
Current portion of long-term debt	$2,081	5.7%	$1,182	4.8%
Commercial paper	190	3.3%	208	2.6%
Notes payable to banks, lines of credit and other	434	4.6%	441	3.9%
	$2,705		$1,831	

Notes payable to banks, lines of credit and other includes deposits associated with banking-related activities of approximately $393 million and $385 million at October 31, 2006 and 2005, respectively.

Note 12: Borrowings (Continued)

Long-Term Debt

Long-term debt was as follows for the following fiscal years ended October 31:

	2006	2005
	In millions	
U.S. Dollar Global Notes		
$1,000 issued December 2001 at 5.75%, due December 2006	$ 1,000	$ 999
$1,000 issued June 2002 at 5.5%, due July 2007	999	998
$500 issued June 2002 at 6.5%, due July 2012	498	498
$500 issued March 2003 at 3.625%, due March 2008	499	498
$1,000 issued May 2006 at floating interest rate, due May 2009	1,000	—
	3,996	2,993
Euro Medium-Term Note Programme		
€750 issued July 2001 at 5.25%, matured and paid July 2006	—	900
Series A Medium-Term Notes		
$200 issued December 2002 at 3.375%, matured and paid December 2005	—	200
$50 issued in December 2002 at 4.25%, due December 2007	50	50
	50	250
Other		
$505, U.S. dollar zero-coupon subordinated convertible notes, issued in October and November 1997 at an imputed rate of 3.13%, due 2017 ("LYONs")	360	349
Other, including capital lease obligations, at 3.46%-15%, due 2005-2029	228	157
	588	506
Fair value adjustment related to SFAS No. 133	(63)	(75)
Less current portion	(2,081)	(1,182)
	$ 2,490	$ 3,392

HP may redeem some or all of the Global Notes and the Series A Medium-Term Notes (collectively, the "Notes"), as set forth in the above table, at any time at the redemption prices described in the prospectus supplements relating thereto. The Notes are senior unsecured debt.

In May 2006, HP filed a shelf registration statement (the "2006 Shelf Registration Statement") with the SEC to enable HP to offer and sell, from time to time, in one or more offerings, debt securities, common stock, preferred stock, depositary shares and warrants. On May 23, 2006, HP issued $1.0 billion in Floating Rate Global Notes under this registration statement. The Floating Rate Global Notes bear interest at a floating rate equal to the three-month USD LIBOR plus 0.125% per annum. HP used a portion of the proceeds received to repay its 5.25% Euro Medium-Term Notes due July 2006 at maturity and the remainder of the net proceeds for general corporate purposes.

HP registered the sale of up to $3.0 billion of debt or global securities, common stock, preferred stock, depositary shares and warrants under a shelf registration statement in March 2002 (the "2002 Shelf Registration Statement"). In December 2002, HP filed a supplement to the 2002 Shelf Registration Statement, which allows HP to offer from time to time up to $1.5 billion of Medium-Term

Note 12: Borrowings (Continued)

Notes, Series B, due nine months or more from the date of issuance (the "Series B Medium-Term Note Program"). As of October 31, 2006, HP has not issued Medium-Term Notes pursuant to the Series B Medium-Term Note Program.

HP registered the sale of up to $3.0 billion of Medium-Term Notes under its Euro Medium-Term Note Programme filed with the Luxembourg Stock Exchange. HP can denominate these notes in any currency, including the euro. These notes have not been and will not be registered in the United States. In July 2006, HP repaid the previously issued 750 million euro notes at maturity under this programme.

The LYONs are convertible by the holders at an adjusted rate of 15.09 shares of HP common stock for each $1,000 face value of the LYONs, payable in either cash or common stock at HP's election. At any time, HP may redeem the LYONs at book value, payable in cash only. In December 2000, the Board of Directors authorized a repurchase program for the LYONs that allowed HP to repurchase the LYONs from time to time at varying prices. The last repurchase under this program occurred in fiscal 2002.

On December 15, 2006, HP repaid $1.0 billion Global Notes due December 2006 at maturity.

HP has a U.S. commercial paper program with a $6.0 billion capacity. Its subsidiaries are authorized to issue up to an additional $1.0 billion of commercial paper, of which $500 million of capacity is currently available to be used by Hewlett-Packard International Bank PLC, a wholly-owned subsidiary of HP for its Euro Commercial Paper/Certificate of Deposit Programme.

Until December 15, 2005, HP had two U.S. credit facilities consisting of a $1.5 billion 364-day credit facility expiring in March 2006 and a $1.5 billion 5-year credit facility expiring in March 2009. The credit facilities were subject to a weighted average commitment fee of 7.25 basis points per annum. On December 15, 2005, HP replaced the two credit facilities with a $3.0 billion 5-year credit facility that is subject to a commitment fee of 6.5 basis points per annum. Interest rates and other terms of borrowing under the credit facility vary, based on HP's external credit ratings. The credit facility is a senior unsecured committed borrowing arrangement primarily to support the issuance of U.S. commercial paper. No amounts are outstanding under the credit facility.

HP also maintains lines of credit of approximately $2.1 billion from a number of financial institutions that are uncommitted and available through various foreign subsidiaries.

Included in Other, including capital lease obligations, are borrowings that are collateralized by certain financing receivable assets. As of October 31, 2006, the carrying value of the assets approximated the carrying value of the borrowings of $16.4 million.

At October 31, 2006, HP had up to $12.5 billion of available borrowing resources under the 2002 Shelf Registration Statement and other programs described above. HP also may issue additional debt securities, common stock, preferred stock, depositary shares and warrants under the 2006 Shelf Registration Statement.

Note 12: Borrowings (Continued)

Aggregate future maturities of long-term debt at face value (excluding the fair value adjustment related to SFAS 133 of $63 million and discount on debt issuance of $153 million) were as follows at October 31, 2006:

	2007	2008	2009	2010	2011	Thereafter	Total
				In millions			
Aggregate future maturities of debt outstanding including capital lease obligations	$2,099	$576	$1,021	$10	$9	$1,072	$4,787

Interest expense on borrowings was $336 million in fiscal 2006, $334 million in fiscal 2005, and $247 million in fiscal 2004.

Note 13: Taxes on Earnings

The domestic and foreign components of earnings (losses) were as follows for the following fiscal years ended October 31:

	2006	2005	2004
		In millions	
U.S.	$1,645	$(1,406)	$ (603)
Non-U.S.	5,546	4,949	4,799
	$7,191	$ 3,543	$4,196

The provision for (benefit from) taxes on earnings was as follows for the following fiscal years ended October 31:

	2006	2005	2004
		In millions	
U.S. federal taxes:			
Current	$(443)	$ 687	$ 302
Deferred	524	(139)	(161)
Non-U.S. taxes:			
Current	755	598	516
Deferred	173	(19)	187
State taxes:			
Current	(11)	21	(96)
Deferred	(5)	(3)	(49)
	$ 993	$1,145	$ 699

Note 13: Taxes on Earnings (Continued)

The significant components of deferred tax assets and deferred tax liabilities were as follows for the following fiscal years ended October 31:

	2006		2005[1]	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	In millions			
Loss carryforwards	$ 558	$ —	$ 554	$ —
Credit carryforwards	2,247	—	2,851	—
Unremitted earnings of foreign subsidiaries	—	4,111	—	4,015
Inventory valuation	135	74	179	58
Intercompany transactions—profit in inventory	519	—	749	—
Intercompany transactions—excluding inventory	1,471	—	777	—
Fixed assets	362	5	386	13
Warranty	670	—	602	—
Employee and retiree benefits	1,545	553	1,055	472
Accounts receivable allowance	152	—	166	—
Capitalized research and development	1,880	—	2,235	—
Purchased intangible assets	58	445	120	619
Restructuring	182	—	333	—
Equity investments	54	—	177	—
Deferred revenue	592	—	443	—
Other	896	103	909	41
Gross deferred tax assets and liabilities	11,321	5,291	11,536	5,218
Valuation allowance	(840)	—	(812)	—
Total deferred tax assets and liabilities	$10,481	$5,291	$10,724	$5,218

(1) Certain reclassifications have been made to prior year amounts in order to conform to the current year presentation.

The breakdown between current and long-term deferred tax assets and deferred tax liabilities was as follows for the following fiscal years ended October 31:

	2006	2005
	In millions	
Current deferred tax assets	$4,144	$3,612
Current deferred tax liabilities	(138)	(108)
Long-term deferred tax assets	1,475	2,263
Long-term deferred tax liabilities	(291)	(261)
Total deferred tax assets net of deferred tax liabilities	$5,190	$5,506

At October 31, 2006, HP had a deferred tax asset of $558 million related to loss carryforwards, of which $336 million relates to foreign net operating losses. HP has provided a valuation allowance of $315 million on those foreign net operating loss carryforwards, which HP does not expect to utilize. The remaining $222 million deferred tax asset relates to various state net operating losses and losses

Note 13: Taxes on Earnings (Continued)

from acquired companies. HP has provided $158 million in valuation allowance for such losses. In addition, HP has provided $86 million in valuation allowance on unrealized domestic capital losses.

Of the total tax credit carryforwards of $2.2 billion, HP had foreign tax credit carryforwards of $1.5 billion, which will begin to expire in fiscal 2012. HP had alternative minimum tax credit carryforwards of $92 million, which do not expire, and research and development credit carryforwards of $330 million, of which $24 million will expire in fiscal 2013 and the remainder will expire after fiscal 2018. HP also had tax credit carryforwards of $363 million in various states and foreign countries, on which HP has provided a valuation allowance of $281 million.

Gross deferred tax assets at October 31, 2006 and 2005 were reduced by valuation allowances of $840 million and $812 million, respectively. The total valuation allowance increased by $28 million. This valuation allowance increase was comprised of a $95 million increase to acquired net operating losses and tax credits, which was partially offset by a decrease in the valuation allowances of state net operating losses and tax credits of $25 million, foreign net operating losses and tax credits of $35 million, and other miscellaneous items of $7 million. Of the $840 million in valuation allowances at October 31, 2006, $236 million was related to deferred tax assets for Compaq and other acquired companies that existed at the time of acquisition. In the future, if HP determines that the realization of these deferred tax assets is more likely than not, the reversal of the related valuation allowance will reduce goodwill instead of the provision for taxes.

Of the total tax benefits resulting from the exercise of employee stock options and other employee stock programs, the amounts booked to stockholders' equity were approximately $356 million in fiscal 2006, $30 million in fiscal 2005 and $35 million in fiscal 2004.

The differences between the U.S. federal statutory income tax rate and HP's effective tax rate were as follows for the following fiscal years ended October 31:

	2006	2005	2004
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	(0.1)	(3.0)	(2.3)
Lower rates in other jurisdictions, net	(11.9)	(23.6)	(15.3)
Jobs Act Repatriation, including state taxes	—	22.4	—
Research and development credit	(0.2)	(0.2)	(0.6)
Valuation allowance	(1.0)	3.4	1.1
U.S. federal tax audit settlement	(7.9)	—	—
Other, net	(0.1)	(1.7)	(1.2)
	13.8%	32.3%	16.7%

In fiscal 2006, HP recorded $599 million of net income tax benefit related to items unique to the year. This included net favorable tax adjustments of $565 million to income tax accruals as a result of the settlement of the Internal Revenue Service ("IRS") examinations of HP's U.S. income tax returns for fiscal years 1993 to 1998. The reductions to the net income tax accruals for these years related primarily to the resolution of issues with respect to Puerto Rico manufacturing tax incentives and export tax incentives, and other issues involving our non-U.S. operations.

In December 2006, The Tax Relief and Health Care Act of 2006 was signed into law, which includes a retroactive reinstatement of the research and development credit. The retroactive amount

Note 13: Taxes on Earnings (Continued)

will be recorded in HP's financial statements in the first quarter of fiscal 2007, the quarter in which the Act was signed into law. While HP is still evaluating the Tax Relief and Health Care Act, the retroactive research credit is not expected to have a material impact on HP's consolidated results of operations and financial condition.

In fiscal 2005, HP recorded $697 million of net income tax expense related to items unique to the year. The tax expense was the result primarily of $792 million associated with the repatriation of $14.5 billion under the Jobs Act and $76 million related to additional distributions received from foreign subsidiaries. These tax expenses were offset in part by tax benefits of $177 million resulting from agreements with the IRS and other governmental authorities, which were reflected in "Lower rates in other jurisdictions, net" and "Other, net."

In fiscal 2004, the tax rate benefited from net favorable adjustments to previously estimated tax liabilities of $207 million, which decreased the provision for taxes. The most significant favorable adjustments related to the resolution of a California state income tax audit, a net favorable revision to estimated tax accruals upon filing the 2003 U.S. income tax return and a reduction in taxes on foreign earnings due to a change in regulatory policy. These favorable adjustments were offset in part by the net effect of smaller adjustments to income tax liabilities in various jurisdictions.

As a result of certain employment actions and capital investments HP has undertaken, income from manufacturing activities of subsidiaries in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from taxes through fiscal 2019. The gross income tax benefits attributable to the tax status of these subsidiaries were estimated to be approximately $876 million ($0.31 per diluted share) in fiscal 2006, $1,051 million ($0.36 per diluted share) in fiscal 2005 and $947 million ($0.31 per diluted share) in fiscal 2004. The gross income tax benefits were offset partially by accruals of U.S. income taxes on undistributed earnings.

The IRS has completed its examination of the income tax returns of HP for all years through 1998. These years have been settled with the IRS's Appeals Division and the settlements have been approved by the Joint Committee on Taxation. These tax years remain open for net operating loss and foreign tax credit carrybacks from subsequent years if the IRS's audits of those years approve such carrybacks. As of October 31, 2006, the IRS was in the process of examining HP's income tax returns for years 1999 through 2003. HP expects that the IRS will begin an audit of its 2004 and 2005 income tax returns in 2007. In addition, HP is subject to numerous ongoing audits by state and foreign tax authorities. HP believes that adequate accruals have been provided for all HP open tax years.

All Compaq tax years through the merger date with HP, May 3, 2002, have been audited and agreed with the IRS. HP expects that substantially all of the remaining tax accruals for Compaq will be reclassified as a reduction of goodwill during fiscal 2007 upon closing of the statute of limitations.

HP has not provided for U.S. federal income and foreign withholding taxes on $3.1 billion of undistributed earnings from non-U.S. operations as of October 31, 2006 because HP intends to reinvest such earnings indefinitely outside of the United States. If HP were to distribute these earnings, foreign tax credits may become available under current law to reduce the resulting U.S. income tax liability. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. HP will remit non-indefinitely reinvested earnings of its non-US subsidiaries where excess cash has accumulated and it determines that it is advantageous for business operations, tax or cash reasons.

Note 13: Taxes on Earnings (Continued)

American Jobs Creation Act of 2004—Repatriation of Foreign Earnings

The American Jobs Creation Act of 2004 ("the Jobs Act"), enacted on October 22, 2004, provided for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction resulted in an approximate 5.25% federal tax rate on the repatriated earnings. During the third quarter of fiscal 2005, HP's CEO and Board of Directors approved a domestic reinvestment plan as required by the Jobs Act to repatriate $14.5 billion in foreign earnings in fiscal 2005.

HP recorded tax expense in fiscal 2005 of $792 million related to this $14.5 billion dividend under the Jobs Act. The additional tax expense consists of federal taxes of $744 million, state taxes, net of federal benefits, of $73 million, and a net tax benefit of $25 million related to an adjustment of deferred tax liabilities on both repatriated and unrepatriated foreign earnings.

Note 14: Stockholders' Equity

Dividends

The stockholders of HP common stock are entitled to receive dividends when and as declared by HP's Board of Directors. Dividends are paid quarterly. Dividends were $0.32 per common share in each of fiscal 2006, 2005 and 2004.

Stock Repurchase Program

HP's share repurchase program authorizes both open market and private repurchase transactions. In fiscal 2006, HP completed share repurchases of approximately 188 million shares. Approximately 190 million shares were settled for $6.1 billion, which included 2 million shares repurchased in transactions that were executed in fiscal 2005 but settled in fiscal 2006. In fiscal 2005, HP completed share repurchases of approximately 150 million shares, of which approximately 148 million shares were settled for $3.5 billion. In fiscal 2004, HP completed share repurchases of approximately 172 million shares for $3.3 billion. Shares repurchased and settled in fiscal 2006 were all open market repurchases. Shares repurchased and settled in fiscal 2005 included open market repurchases of 37 million shares for $1.0 billion and 111 million shares for $2.5 billion from the David and Lucile Packard Foundation (the "Packard Foundation"). Shares repurchased and settled in fiscal 2004 included open market repurchases of 66 million shares for $1.3 billion, 72 million shares for $1.3 billion under an accelerated share repurchase program with an investment bank (the "Accelerated Purchase") and 34 million shares for $679 million from the Packard Foundation.

In addition to the above transactions, HP entered into a prepaid variable share purchase program ("PVSPP") with a third-party investment bank during the first quarter of 2006 and prepaid $1.7 billion in exchange for the right to receive a variable number of shares of its common stock weekly over a one year period beginning in the second quarter of fiscal 2006 and ending during the second quarter of fiscal 2007. HP recorded the payment as a prepaid stock repurchase in the stockholders' equity section of its Consolidated Balance Sheet, and the payment was included in the cash flows from financing activities in the Consolidated Statement of Cash Flows. In connection with this program, the investment bank has purchased and will continue to trade shares of HP's common stock in the open market over time. The prepaid funds will be expended ratably over the term of the program.

Note 14: Stockholders' Equity (Continued)

Under the PVSPP, the prices at which HP purchases the shares are subject to a minimum and maximum price that was determined in advance of any repurchases being completed under the program, thereby effectively hedging HP's repurchase price. The minimum and maximum number of shares HP could receive under the program are 52 million shares and 70 million shares, respectively. The exact number of shares to be repurchased is based upon the volume weighted average market price of HP's shares during each weekly settlement period, subject to the minimum and maximum price as well as regulatory limitations on the number of shares HP is permitted to repurchase. HP decreases its shares outstanding each settlement period as shares are physically received. HP will retire all shares repurchased under the PVSPP, and HP will no longer deem those shares outstanding. In fiscal 2006, HP had received approximately 34 million shares for an aggregate price of $1.1 billion under the PVSPP.

The Accelerated Purchase began on September 2004 and was completed in November 2004. Upon completion of the Accelerated Purchase HP paid a $51 million price adjustment based on the difference between the $18.82 weighted average price of the open market stock purchases by the investment bank and the initial purchase price of $18.11 per share. The price adjustment also included certain amounts reflecting the investment bank's carrying costs or benefits from purchasing shares at prices other than the initial price and its benefits from receiving the $1.3 billion payment in advance of its purchases. HP accounted for the Accelerated Purchase as an equity transaction on the cash settlement dates.

HP repurchased shares from the Packard Foundation under a memorandum of understanding dated September 9, 2002 and amended and restated September 17, 2004 that, among other things, priced the repurchases by reference to the volume weighted-average price for composite New York Stock Exchange transactions on trading days in which a repurchase occurred. Either HP or the Packard Foundation may suspend or terminate sales under the amended and restated memorandum of understanding at any time.

HP's Board of Directors authorized an additional $10.0 billion, $4.0 billion and $5.0 billion for future repurchases of outstanding common stock in fiscal 2006, 2005 and 2004, respectively. As of October 31, 2006, HP had remaining authorization of $5.6 billion for future share repurchases. Previously authorized share repurchases also will be made under the PVSPP until the remaining available balance is exhausted in the second quarter of fiscal 2007.

Note 14: Stockholders' Equity (Continued)

Comprehensive Income

The changes in the components of other comprehensive income, net of taxes, were as follows for the following fiscal years ended October 31:

	2006	2005	2004
		In millions	
Net earnings	$6,198	$2,398	$3,497
Net unrealized losses on available-for-sale securities:			
Change in net unrealized gains (losses), net of taxes of $3 in 2006, $6 in 2005 and tax benefit of $12 in 2004	7	9	(12)
Net unrealized gains reclassified into earnings, net of taxes of $9 in 2006, $6 in 2005 and $5 in 2004	(13)	(10)	(8)
	(6)	(1)	(20)
Net unrealized gains (losses) on cash flow hedges:			
Change in net unrealized losses, net of tax benefit of $24 in 2006, $16 in 2005 and $59 in 2004	(41)	(28)	(100)
Net unrealized losses reclassified into earnings, net of tax benefit of $24 in 2006, $56 in 2005 and $42 in 2004	41	97	72
	—	69	(28)
Net change in cumulative translation adjustment, net of tax benefit of $40 in 2006, $8 in 2005, and taxes of $4 in 2004	54	(17)	21
Net change in additional minimum pension liability, net of tax benefit of $1 in 2006, taxes of $89 in 2005, and tax benefit of $3 in 2004	(9)	171	(13)
Comprehensive income	$6,237	$2,620	$3,457

The components of accumulated other comprehensive income (loss), net of taxes, were as follows for the following fiscal years ended October 31:

	2006	2005
	In millions	
Net unrealized gains on available-for-sale securities	$ 16	$ 22
Net unrealized losses on cash flow hedges	(46)	(46)
Cumulative translation adjustment	67	13
Additional minimum pension liability	(19)	(10)
Accumulated other comprehensive income (loss)	$ 18	$(21)

Note 15: Retirement and Post-Retirement Benefit Plans

Plan Design Changes

In conjunction with management's plan to restructure certain of its operations, as discussed in Note 8 to the Consolidated Financial Statements, HP modified its U.S. retirement programs to align more closely to industry practice. Effective January 1, 2006, HP no longer offers U.S. defined benefit pension plans and subsidized retiree medical programs to new U.S. hires. In addition, HP ceased pension accruals and eliminated eligibility for the subsidized retiree medical program for current

Note 15: Retirement and Post-Retirement Benefit Plans (Continued)

employees who did not meet defined criteria based on age and years of service (calculated as of December 31, 2005).

Additionally, the HP subsidy for the retiree medical program will be capped upon reaching two times the 2003 subsidy levels.

During fiscal 2006, HP recognized curtailment gains of $24 million for the HP subsidized U.S. retiree medical program. The gains reflected the reduction in the eligible plan population stemming from the U.S. Enhanced Early Retirement program and the restructuring plans implemented in fiscal 2005. HP recorded such gains as reductions of restructuring charges. As subsequent headcount reductions take place under the restructuring program, HP expects additional curtailment accounting to occur for U.S. pension and post-retirement plans during the first quarter of fiscal 2007.

During fiscal 2006, HP also recognized settlement gains of $46 million for the U.S. pension plans. During the measurement period between October 1, 2005 and September 30, 2006, lump-sum benefit payments were made primarily to pension plan participants who left HP under the U.S. Enhanced Early Retirement program and the restructuring plans. These lump sum benefit payments represent a reduction in the projected benefit obligation. As a result, a portion of the unrecognized gain was recognized in fiscal 2006. The gain was recorded in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," which requires that a settlement event be recorded once prescribed payment thresholds have been reached. HP recorded the gain as a reduction of restructuring charges in fiscal 2006.

Effective January 1, 2006, HP increased its matching 401(k) contribution to 6% from 4% of eligible salary for those employees who had their pension and retiree medical-program benefits frozen and for all new employees.

Defined Benefit Plans

HP sponsors a number of defined benefit pension plans worldwide, of which the most significant are in the United States. The HP Retirement Plan (the "Retirement Plan") is a defined benefit pension plan for U.S. employees hired on or before December 31, 2002. Benefits under the Retirement Plan generally are based on pay and years of service, except for eligible pre-acquisition Compaq employees, who do not receive credit for years of service prior to January 1, 2003. Effective December 31, 2005, participants whose combination of age plus years of service was less than 62 ceased accruing benefits under the Retirement Plan. For U.S employees hired or rehired on or after January 1, 2003, HP sponsors the Hewlett-Packard Company Cash Account Pension Plan (the "Cash Account Pension Plan"), under which benefits accrue pursuant to a cash accumulation account formula based upon a percentage of pay plus interest. Effective December 31, 2005, the Cash Account Pension Plan was closed to new participants, and participants whose combination of age plus years of service is less than 62 ceased accruing benefits.

Effective November 30, 2005, HP merged the Cash Account Pension Plan into the Retirement Plan; the merged plan is treated as one plan for certain legal and financial purposes, including funding requirements. The merger has no impact on the separate benefit structures of the plans.

HP reduces the benefit payable to a U.S. employee under the Retirement Plan for service before 1993, if any, by any amounts due to the employee under HP's frozen defined contribution Deferred Profit-Sharing Plan ("the DPSP"). HP closed the DPSP to new participants in 1993. The DPSP plan

Note 15: Retirement and Post-Retirement Benefit Plans (Continued)

obligations are equal to the plan assets and are recognized as an offset to the Retirement Plan when HP calculates its defined benefit pension cost and obligations. The fair value of plan assets and projected benefit obligations for the U.S. defined benefit plans combined with the DPSP as of the September 30 measurement date is as follows for the following fiscal years ended October 31:

	2006		2005	
	Plan Assets	Projected Benefit Obligation	Plan Assets	Projected Benefit Obligation
	In millions			
U.S. defined benefit plans	$4,325	$4,688	$4,775	$5,296
DPSP	1,095	1,095	1,295	1,295
Total	$5,420	$5,783	$6,070	$6,591

Post-Retirement Benefit Plans

Through fiscal 2005, substantially all of HP's U.S. employees at December 31, 2002 could become eligible for partially subsidized retiree medical benefits and retiree life insurance benefits under the Pre-2003 HP Retiree Medical Program (the "Pre-2003 Program") and certain other retiree medical programs. Plan participants in the Pre-2003 Program make contributions based on their choice of medical option and length of service. U.S. employees hired or rehired on or after January 1, 2003 may be eligible to participate in a post-retirement medical plan, the HP Retiree Medical Program but must bear the full cost of their participation. Effective January 1, 2006, employees whose combination of age and years of service was less than 62 no longer will be eligible for the subsidized Pre-2003 Program, but instead will be eligible for the HP Retiree Medical Program. Employees no longer eligible for the Pre-2003 Program, as well as employees hired on or after January 1, 2003, are eligible for certain credits under the HP Retirement Medical Savings Account Plan ("RMSA Plan") upon attaining age 45. Upon retirement, former employees may use credits under the RMSA Plan for the reimbursement of certain eligible medical expenses, including premiums required for participation in the HP Retiree Medical Program.

Defined Contribution Plans

HP offers various defined contribution plans for U.S. and non-U.S. employees. Total defined contribution expense was $430 million in fiscal 2006, $422 million in fiscal 2005 and $405 million in fiscal 2004. U.S. employees are automatically enrolled in the Hewlett-Packard Company 401(k) Plan (the "HP 401(k) Plan") when they meet eligibility requirements, unless they decline participation. On May 3, 2002, HP assumed sponsorship of the Compaq Computer Corporation 401(k) Investment Plan (the "Compaq 401(k) Plan"). Effective January 1, 2004, HP merged the Compaq 401(k) Plan into the HP 401(k) Plan.

During fiscal 2006, HP matched employee contributions to the HP 401(k) Plan with cash contributions up to a maximum of 6% of eligible compensation. Effective January 1, 2006 newly-hired employees, rehired employees and employees who are no longer eligible to participate in defined benefit plans were eligible for a 6% HP matching contribution.

Effective January 31, 2004, HP designated the HP Stock Fund, an investment option under the HP 401(k) Plan, as an Employee Stock Ownership Plan and, as a result, participants in the HP Stock Fund

Note 15: Retirement and Post-Retirement Benefit Plans (Continued)

may receive dividends in cash or may reinvest such dividends into the HP Stock Fund. HP paid approximately $10 million, $12 million and $13 million in dividends for the HP common shares held by the HP Stock Fund in fiscal 2006, 2005 and 2004, respectively. HP records the dividends as a reduction of retained earnings in the Consolidated Statements of Stockholders' Equity. The HP Stock Fund held approximately 31 million shares of HP common stock at October 31, 2006.

Pension and Post-Retirement Benefit Expense

HP's net pension and post-retirement benefit costs were as follows for the following fiscal years ended October 31:

	U.S. Defined Benefit Plans			Non-U.S. Defined Benefit Plans			Post-Retirement Benefit Plans		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	In millions								
Service cost	$ 177	$ 338	$ 320	$ 299	$ 236	$ 213	$ 32	$ 63	$ 55
Interest cost	276	275	266	325	304	265	84	98	103
Expected return on plan assets	(361)	(290)	(247)	(495)	(412)	(346)	(34)	(32)	(30)
Amortization and deferrals:									
Actuarial (gain) / loss	(14)	38	29	136	104	93	39	35	25
Prior service cost (benefit)	1	2	3	(3)	(1)	(2)	(55)	(18)	(9)
Net periodic benefit cost	79	363	371	262	231	223	66	146	144
Curtailment loss / (gain)	—	(199)	—	1	—	—	(24)	—	—
Settlement loss / (gain)	(46)	—	—	2	1	(3)	—	—	—
Special termination benefits	—	352	—	12	3	11	—	55	—
Net benefit cost	$ 33	$ 516	$ 371	$ 277	$ 235	$ 231	$ 42	$201	$144

The weighted average assumptions used to calculate net benefit cost were as follows for the following fiscal years ended October 31:

	U.S. Defined Benefit Plans			Non-U.S. Defined Benefit Plans			Post-Retirement Benefit Plans		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Discount rate	5.9%	5.7%	6.5%	4.2%	4.9%	5.0%	5.8%	5.6%	6.5%
Average increase in compensation levels	4.0%	4.0%	4.0%	3.7%	3.7%	3.6%	—	—	—
Expected long-term return on assets	8.3%	8.3%	8.5%	6.7%	6.7%	6.9%	8.3%	8.3%	8.5%

As a result of the restructuring plans implemented in fiscal 2005, HP re-measured its U.S. defined benefit plan and post-retirement benefit plan obligations during fiscal 2006. The 2006 discount rates outlined in the table above are those rates used by HP in conducting each of the respective plan re-measurements and reflect the weighted average rate across all measurement periods.

Note 15: Retirement and Post-Retirement Benefit Plans (Continued)

The medical cost and related assumptions used to calculate the net post-retirement benefit cost for the following fiscal years ended October 31 were as follows:

	2006	2005	2004
Current medical cost trend rate	9.5%	10.5%	11.5%
Ultimate medical cost trend rate	5.5%	5.5%	5.5%
Year the medical cost rate reaches ultimate trend rate	2010	2010	2010

A 1.0 percentage point increase in the medical cost trend rate would have increased the fiscal 2006 service and interest components of the post-retirement benefit costs by $1.7 million, while a 1.0 percentage point decrease would have resulted in a decrease of $2.1 million in the same period.

Note 15: Retirement and Post-Retirement Benefit Plans (Continued)

Funded Status

The funded status of the defined benefit and post-retirement benefit plans was as follows for the following fiscal years ended October 31:

	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans		Post-Retirement Benefit Plans	
	2006	2005	2006	2005	2006	2005
	In millions					
Change in fair value of plan assets:						
Fair value—beginning of year	$4,775	$3,244	$7,152	$5,924	$ 426	$ 376
Acquisition/addition/deletion of plans	—	—	39	63	—	—
Actual return on plan assets	482	568	671	1,090	43	63
Employer contributions	51	1,175	244	547	67	62
Participants' contributions	—	—	50	45	37	29
Asset transfer	—	—	—	—	—	4
Benefits paid	(42)	(212)	(199)	(146)	(125)	(108)
Settlements	(941)	—	(25)	—	—	—
Currency impact	—	—	435	(371)	—	—
Fair value—end of year	4,325	4,775	8,367	7,152	448	426
Change in benefit obligation:						
Projected benefit obligation—beginning of year	$5,296	$4,970	$7,566	$6,284	$ 1,496	$ 1,861
Acquisition/addition/deletion of plans	—	—	70	122	(34)	—
Service cost	177	338	299	236	32	63
Interest cost	276	275	325	304	84	98
Participants' contributions	—	—	50	45	37	29
Actuarial (gain) / loss	(86)	95	(393)	1,099	(151)	53
Benefits paid	(42)	(212)	(199)	(146)	(125)	(108)
Plan amendments	(2)	4	(48)	—	—	(556)
Curtailment	10	(526)	(13)	(3)	26	—
Settlement	(941)	—	(25)	—	—	—
Special termination benefits	—	352	12	3	—	55
Currency impact	—	—	445	(378)	2	1
Projected benefit obligation—end of year	4,688	5,296	8,089	7,566	1,367	1,496
Plan assets (less) more than benefit obligation	(363)	(521)	278	(414)	(919)	(1,070)
Unrecognized net experience (gain) loss	(142)	(5)	1,078	1,684	346	555
Unrecognized prior service cost (benefit) related to plan amendments	3	6	(92)	(40)	(480)	(595)
Net (accrued) prepaid amount recognized	(502)	(520)	1,264	1,230	(1,053)	(1,110)
Contributions after measurement date	—	—	25	19	4	4
Net amount recognized	$ (502)	$ (520)	$1,289	$1,249	$(1,049)	$(1,106)
Accumulated benefit obligation	$4,066	$4,634	$7,264	$6,600		

Note 15: Retirement and Post-Retirement Benefit Plans (Continued)

The weighted average assumptions used to calculate the benefit obligation as of the September 30 measurement date were as follows:

	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans		Post-Retirement Benefit Plans	
	2006	2005	2006	2005	2006	2005
Discount rate	5.8%	5.6%	4.4%	4.2%	5.8%	5.7%
Average increase in compensation levels	4.0%	4.0%	3.3%	3.7%	—	—
Current medical cost trend rate	—	—	—	—	8.5%	9.5%
Ultimate medical cost trend rate	—	—	—	—	5.5%	5.5%
Year the rate reaches ultimate trend rate	—	—	—	—	2010	2010

A 1.0 percentage point increase in the medical cost trend rate would have increased the total post-retirement benefit obligation reported at October 31, 2006 by $30 million, while a 1.0 percentage point decrease would have resulted in a decrease of $36 million.

The net amount recognized for HP's defined benefit and post-retirement benefit plans was as follows for the following fiscal years ended October 31:

	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans		Post-Retirement Benefit Plans	
	2006	2005	2006	2005	2006	2005
	In millions					
Prepaid benefit costs	$ —	$ 395	$1,527	$1,494	$ —	$ —
Pension, post-retirement and post-employment liabilities	(502)	(915)	(297)	(284)	(1,053)	(1,110)
Intangible asset	—	—	4	—	—	—
Accumulated other comprehensive loss	—	—	30	20	—	—
Contribution after measurement date	—	—	25	19	4	4
Net amount recognized	$(502)	$(520)	$1,289	$1,249	$(1,049)	$(1,106)

Defined benefit plans with projected benefit obligations exceeding the fair value of plan assets were as follows:

	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans	
	2006	2005	2006	2005
	In millions			
Aggregate fair value of plan assets	$4,325	$1,929	$1,984	$5,211
Aggregate projected benefit obligation	$4,688	$2,677	$2,411	$5,824

Note 15: Retirement and Post-Retirement Benefit Plans (Continued)

Defined benefit plans with accumulated benefit obligations exceeding the fair value of plan assets were as follows:

	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans	
	2006	2005	2006	2005
	In millions			
Aggregate fair value of plan assets	$ —	$ —	$350	$311
Aggregate accumulated benefit obligation	$146	$159	$586	$535

Plan Asset Allocations

HP's weighted-average target and asset allocations at the September 30 measurement date were as follows:

	U.S. Defined Benefit Plans			Non-U.S. Defined Benefit Plans			Post-Retirement Benefit Plans		
	2006 Target	Plan Assets		2006 Target	Plan Assets		2006 Target	Plan Assets	
Asset Category	Allocation	2006	2005	Allocation	2006	2005	Allocation	2006	2005
Public equity securities		70.5%	61.3%		63.5%	63.5%		66.8%	68.4%
Private equity securities		3.4%	2.1%		—	—		8.6%	7.0%
Real estate and other		0.3%	0.2%		2.6%	2.5%		0.7%	0.7%
Equity-related investments	73%	74.2%	63.6%	64%	66.1%	66.0%	75%	76.1%	76.1%
Public debt securities	27%	25.8%	22.6%	36%	33.4%	31.9%	25%	23.9%	23.6%
Cash	—	—	13.8%	—	0.5%	2.1%	—	—	0.3%
Total	100%	100%	100.0%	100%	100.0%	100.0%	100%	100.0%	100.0%

Investment Policy

HP's investment strategy for worldwide plan assets is to seek a competitive rate of return relative to an appropriate level of risk. The majority of the plans' investment managers employ active investment management strategies with the goal of outperforming the broad markets in which they invest. Risk management practices include diversification across asset classes and investment styles and periodic rebalancing toward asset allocation targets. A number of the plans' investment managers are authorized to utilize derivatives for investment purposes, and HP occasionally utilizes derivatives to effect asset allocation changes or to hedge certain investment exposures.

The target asset allocation selected for each plan reflects a risk/return profile HP feels is appropriate relative to each plan's liability structure and return goals. HP regularly conducts periodic asset-liability studies for U.S. plan assets in order to model various potential asset allocations in comparison to each plan's forecasted liabilities and liquidity needs. HP invests a portion of the U.S. defined benefit plan assets and post-retirement benefit plan assets in private market securities such as venture capital funds, private debt and private equity to provide diversification and higher expected returns.

Note 15: Retirement and Post-Retirement Benefit Plans (Continued)

Outside the United States, local regulations require different approaches to target asset allocations, resulting in a higher percentage allocation in fixed income securities. For each country outside the U.S., the local pension board decides on the target allocation after consideration of local regulations and results from periodic asset-liability studies. HP's corporate office acts in a governance role in periodically reviewing investment strategy and providing a recommended list of investment managers for each country plan.

Basis for Expected Long-Term Rate of Return on Plan Assets

The expected long-term rate of return on assets for each U.S. plan reflects the expected returns for each major asset class in which the plan invests, the weight of each asset class in the target mix, the correlations among asset classes and their expected volatilities. Expected asset class returns reflect the current yield on U.S. government bonds and risk premiums for each asset class. In evaluating the expected long-term rate of return on the plan assets in the United States, HP considers factors such as historical risk premiums and current valuations, dividend yields, inflation and expected earnings growth rates. Because HP's investment policy is to employ primarily active investment managers who seek to outperform the broader market, the asset class expected returns were adjusted to reflect the expected additional returns net of fees.

The approach used to arrive at the expected rate of return on assets for the non-U.S. plans reflects the asset allocation policy of each plan to the expected country real returns for equity and fixed income investments. On an annual basis, HP gathers empirical data from the local country subsidiaries to determine expected long-term rates of return for equity and fixed income securities. HP then weights these expected real rates of return based on country specific allocation mixes adjusted for inflation.

Future Contributions and Funding Policy

In fiscal 2007, HP expects to contribute approximately $120 million to its pension plans and approximately $15 million to cover benefit payments to U.S. non-qualified plan participants. HP expects to pay approximately $80 million to cover benefit claims for HP's post-retirement benefit plans. HP's funding policy is to contribute cash to its pension plans so that it meets at least the minimum contribution requirements, as established by local government and funding and taxing authorities.

In August 2006, the Pension Protection Act of 2006 (the "Act") was enacted into law. While HP is still evaluating the Act and more IRS guidance is required before HP can fully evaluate its impact, at this time HP does not expect it to have any significant effect on its current funding strategy for its U.S. pension plans.

Note 15: Retirement and Post-Retirement Benefit Plans (Continued)

Estimated Future Benefits Payable

HP estimates that the future benefits payable for the retirement and post-retirement plans in place were as follows at October 31, 2006:

	U.S. Defined Benefit Plans	Non-U.S. Defined Benefit Plans	Post-Retirement Benefit Plans[1]
		In millions	
Fiscal year ending October 31			
2007	$ 337	$ 198	$109
2008	$ 335	$ 176	$104
2009	$ 346	$ 191	$100
2010	$ 362	$ 205	$103
2011	$ 314	$ 229	$106
Next five fiscal years to October 31, 2016	$1,664	$1,601	$555

(1) The estimated future benefits payable for the post-retirement plans are reflected net of the expected Medicare Part D subsidy.

Note 16: Commitments

HP leases certain real and personal property under non-cancelable operating leases. Certain leases require HP to pay property taxes, insurance and routine maintenance and include escalation clauses. Rent expense was approximately $744 million in fiscal 2006, $770 million in fiscal 2005 and $766 million in fiscal 2004. Sublease rental income was approximately $47 million in fiscal 2006, and $43 million in fiscal 2005 and fiscal 2004, respectively.

Future annual minimum lease payments and sublease rental income commitments, excluding future obligations included in the restructuring liabilities on the Consolidated Balance Sheets, at October 31, 2006 were as follows:

	2007	2008	2009	2010	2011	Thereafter
			In millions			
Minimum lease payments	$506	$410	$308	$226	$169	$446
Less: Sublease rental income	(43)	(34)	(30)	(31)	(23)	(71)
	$463	$376	$278	$195	$146	$375

At October 31, 2006, HP had unconditional purchase obligations of approximately $2.8 billion. These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on HP and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. These unconditional purchase obligations are related principally to cost of sales, inventory and other items. Future unconditional purchase obligations at October 31, 2006 were as follows:

	2007	2008	2009	2010	2011	Thereafter
			In millions			
Unconditional purchase obligations	$2,052	$277	$227	$187	$11	$23

Note 17: Litigation and Contingencies

HP is involved in lawsuits, claims, investigations and proceedings, including those identified below, consisting of intellectual property, commercial, securities, employment, employee benefits and environmental matters, which arise in the ordinary course of business. In accordance with SFAS No. 5, "Accounting for Contingencies," HP records a provision for a liability when management believes that it is both probable that a liability has been incurred and HP can reasonably estimate the amount of the loss. HP believes it has adequate provisions for any such matters. HP reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, HP believes that any damage amounts claimed in the specific matters discussed below are not a meaningful indicator of HP's potential liability. Litigation is inherently unpredictable. However, HP believes that it has valid defenses with respect to legal matters pending against it. Nevertheless, it is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies or because of the diversion of management's attention and the creation of significant expenses.

Pending Litigation, Proceedings and Investigations

Copyright levies. As described below, proceedings are ongoing against HP in certain European Union ("EU") member countries, including litigation in Germany, seeking to impose levies upon equipment (such as multifunction devices ("MFDs") and printers) and alleging that these devices enable producing private copies of copyrighted materials. The total levies due, if imposed, would be based upon the number of products sold and the per-product amounts of the levies, which vary. Some EU member countries that do not yet have levies on digital devices are expected to implement similar legislation to enable them to extend existing levy schemes, while some other EU member countries are expected to limit the scope of levy schemes and applicability in the digital hardware environment. HP, other companies and various industry associations are opposing the extension of levies to the digital environment and advocating compensation to rights holders through digital rights management systems.

VerwertungsGesellschaft Wort ("VG Wort"), a collection agency representing certain copyright holders, instituted non-binding arbitration proceedings against HP in June 2001 in Germany before the arbitration board of the Patent and Trademark Office. The proceedings relate to whether and to what extent copyright levies for photocopiers should be imposed in accordance with copyright laws implemented in Germany on MFDs that allegedly enable the production of copies by private persons. Following unsuccessful arbitration, VG Wort filed a lawsuit against HP in May 2004 in the Stuttgart Civil Court in Stuttgart, Germany seeking levies on MFDs sold from 1997 to 2001. On December 22, 2004, the court held that HP is liable for payments regarding MFDs sold in Germany and ordered HP to pay VG Wort an amount equal to 5% of the outstanding levies claimed plus interest on MFDs sold in Germany up to December 2001. VG Wort appealed this decision. On July 6, 2005, the Stuttgart Court of Appeals ordered HP to pay VG Wort levies based on the published tariffs for photocopiers in Germany (which range from EUR 38.35 to EUR 613.56 per unit) plus interest on MFDs sold in Germany up to December 2001. HP has appealed the Stuttgart Court of Appeals' decision to the Bundesgerichtshof (the German Federal Supreme Court). On September 26, 2005, VG Wort filed an additional lawsuit against HP in the Stuttgart Civil Court in Stuttgart, Germany seeking levies on MFDs sold in Germany between 1997 and 2001, as well as for products sold from 2002 onwards. HP filed a response rejecting the claim in January 2006.

Note 17: Litigation and Contingencies (Continued)

In July 2004, VG Wort filed a separate lawsuit against HP in the Stuttgart Civil Court seeking levies on printers. On December 22, 2004, the court held that HP is liable for payments regarding all printers using ASCII code sold in Germany but did not determine the amount payable per unit. HP appealed this decision in January 2005 to the Higher Regional Court of Baden Wuerttemberg. On May 11, 2005, the Higher Regional Court issued a decision confirming that levies are due. On June 6, 2005, HP filed an appeal to the German Supreme Court in Karlsruhe.

In September 2003, VG Wort filed a lawsuit against Fujitsu Siemens Computer GmbH ("FSC") in Munich State Court seeking levies on PCs. This is an industry test case in Germany, and HP has undertaken to be bound by a final decision. On December 23, 2004, the Munich State Court held that PCs are subject to a levy and that FSC must pay 12 euros plus compound interest for each PC sold in Germany since March 2001. FSC appealed this decision in January 2005 to the Higher Regional Court of Bavaria. On December 15, 2005, the Higher Regional Court affirmed the Munich State Court decision. FSC filed a notice of appeal with the German Supreme Court in February 2006.

On December 29, 2005, ZPU, a joint association of various German collection societies, instituted non-binding arbitration proceedings against HP before the arbitration board of the Patent and Trademark Office demanding reporting of every PC sold by HP in Germany from January 2002 through December 2005 and seeking a levy of 18.42 euros plus tax for each PC sold during that period. HP filed a notice of defense in connection with these proceedings in February 2006 and the grounds for its defense in May 2006.

Based on industry opposition to the extension of levies to digital products, HP's assessments of the merits of various proceedings and HP's estimates of the units impacted and levies, HP has accrued amounts that it believes are adequate to address the matters described above. However, the ultimate resolution of these matters, including the number of units impacted, the amount of levies imposed and the ability of HP to recover such amounts through increased prices, remains uncertain.

Alvis v. HP is a defective product consumer class action filed in the District Court of Jefferson County, Texas in April 2001. In February 2000, a similar suit captioned *LaPray v. Compaq* was filed in the District Court of Jefferson County, Texas. The basic allegation is that HP and Compaq sold computers containing floppy disk controllers that fail to alert the user to certain floppy disk controller errors. That failure is alleged to result in data loss or data corruption. The complaints in *Alvis* and *LaPray* seek injunctive relief, declaratory relief, unspecified damages and attorneys' fees. In July 2001, a nationwide class was certified in the *LaPray* case, which the Beaumont Court of Appeals affirmed in June 2002. The Texas Supreme Court reversed the certification and remanded to the trial court in May 2004. On March 29, 2005, the *Alvis* trial court certified a Texas-wide class action for injunctive relief only, which HP appealed on April 15, 2005. HP's appeal in the *Alvis* case is still pending. On June 4, 2003, each of *Barrett v. HP* and *Grider v. Compaq* was filed in the District Court of Cleveland County, Oklahoma, with factual allegations similar to those in *Alvis* and *LaPray*. The complaints in *Barrett* and *Grider* seek, among other things, specific performance, declaratory relief, unspecified damages and attorneys' fees. On December 22, 2003, the District Court entered an order staying the *Barrett* case until the conclusion of *Alvis*. On September 23, 2005, the District Court granted the *Grider* plaintiffs' motion to certify a nationwide class action which the Oklahoma Court of Civil Appeals affirmed on October 13, 2006. On November 5, 2006, HP filed a Petition for Writ of Certiorari with the Oklahoma Supreme Court seeking reversal of the lower courts' decisions. On November 5, 2004, *Batiste v. HP* (formerly *Scott v. HP*), and on January 27, 2005, *Schultz v. HP* (formerly *Jurado v. HP*),

Note 17: Litigation and Contingencies (Continued)

were filed in state court in San Joaquin County, California, with factual allegations similar to those in LaPray and Alvis, seeking certification of a California-only class, injunctive relief, unspecified damages (including punitive damages), restitution, costs, and attorneys' fees. On November 27, 2006, the trial court granted plaintiff's motion for class certification and certified the Schultz case as a California-only class. HP intends to file a Petition for Writ of Mandate with the California Court of Appeal seeking reversal of the trial court's class certification decision. In addition, the Civil Division of the Department of Justice, the General Services Administration Office of Inspector General and other Federal agencies are conducting an investigation of allegations that HP and Compaq made, or caused to be made, false claims for payment to the United States for computers known by HP and Compaq to contain defective parts or otherwise to perform in a defective manner relating to the same alleged floppy disk controller errors. HP agreed with the Department of Justice to extend the statute of limitations on its investigation until December 6, 2006. HP is cooperating fully with this investigation.

Barbara's Sales, et al. v. Intel Corporation, Hewlett-Packard Company, et al. and *Neubauer, et al. v. Compaq Computer Corporation* are separate lawsuits filed on June 3, 2002 in the Circuit Court, Third Judicial District, Madison County, Illinois, alleging that HP and Compaq (along with Intel) misled the public by suppressing and concealing the alleged material fact that systems that use the Intel Pentium 4 processor are less powerful and slower than systems using the Intel Pentium III processor and processors made by a competitor of Intel. The plaintiffs seek unspecified damages, restitution, attorneys' fees and costs, and certification of a nationwide class. The trial court in the HP action certified an Illinois class as to Intel but denied a nationwide class. Both parties appealed the trial court's decision. On July 25, 2006, the Fifth District Appellate Court ruled that the trial court erred in applying Illinois law in deciding to certify the Illinois class and to deny certification of the nationwide class and directed the trial court to reconsider those decisions applying California law instead. On August 28, 2006, Intel appealed the Fifth District's decision to the Illinois Supreme Court, and the Illinois Supreme Court granted Intel's petition for appeal on November 29, 2006. Proceedings against HP have been stayed pending resolution of the parties' appeal of this decision. The class action certification against Compaq has been stayed pending resolution of the parties' appeal in the HP action. *Skold, et al. v. Intel Corporation and Hewlett-Packard Company* is a lawsuit to which HP was joined on June 14, 2004 that was initially filed in state court in Alameda County, California, based upon factual allegations similar to those in the Illinois cases. The plaintiffs in the *Skold* matter also seek unspecified damages, restitution, attorneys' fees and costs, and certification of a nationwide class. The *Skold* case has since been transferred to state court in Santa Clara County, California.

Feder v. HP (formerly Tyler v. HP) is a lawsuit filed in the United States District Court for the Northern District of California on June 16, 2005 asserting breach of express and implied warranty, unjust enrichment, violation of the Consumers Legal Remedies Act and deceptive advertising and unfair business practices in violation of California's Unfair Competition Law. Among other things, plaintiffs alleged that HP employed a "smart chip" in certain inkjet printing products in order to register ink depletion prematurely and to render the cartridge unusable through a built-in expiration date that is hidden, not documented in marketing materials to consumers, or both. Plaintiffs also contend that consumers received false ink depletion warnings and that the smart chip limits the ability of consumers to use the cartridge to its full capacity or to choose competitive products. On September 6, 2005, a lawsuit captioned *Ciolino v. HP* was filed in the United States District Court for the Northern District of California. The allegations in the *Ciolino* case are substantively identical to those in *Feder*, and the two cases have been formally consolidated in a single proceeding in the District

Note 17: Litigation and Contingencies (Continued)

Court for the Northern District of California under the caption In Re: HP Inkjet Printer Litigation. The plaintiffs seek class certification, restitution, damages (including enhanced damages), injunctive relief, interest, costs, and attorneys' fees. Three related lawsuits filed in California state court, Tyler v. HP (filed in Santa Clara County on February 17, 2005), Obi v. HP (filed in Los Angeles County on February 17, 2005), and Weingart v. HP (filed in Los Angeles County on March 18, 2005), have been dismissed without prejudice by the plaintiffs. In addition, two related lawsuits filed in federal court, namely Grabell v. HP (filed in the District of New Jersey on March 18, 2005) and Just v. HP (filed in the Eastern District of New York on April 20, 2005), have been dismissed without prejudice by the plaintiffs. Substantially similar allegations have been made against HP and its subsidiary, Hewlett-Packard (Canada) Co., in four Canadian class actions, one commenced in British Columbia in February 2006, two commenced in Quebec in April 2006 and May 2006, respectively, and one commenced in Ontario in June 2006, all seeking class certification, restitution, declaratory relief, injunctive relief and unspecified statutory, compensatory and punitive damages.

On December 27, 2001, Cornell University and the Cornell Research Foundation, Inc. filed a complaint, amended on September 6, 2002, against HP in United States District Court for the Northern District of New York alleging that HP's PA-RISC 8000 family of microprocessors, and servers and workstations incorporating those processors, infringe a patent assigned to Cornell Research Foundation, Inc. that describes a way of executing microprocessor instructions. The complaint seeks declaratory and injunctive relief and unspecified damages. On March 26, 2004, the court issued a ruling interpreting the disputed claim terms in the patent at issue. Trial is expected to commence in mid- to late 2007. The patent at issue in this litigation, United States Patent No. 4,807,115, expired on February 21, 2006. Therefore, the plaintiffs are no longer entitled to seek injunctive relief against HP.

Miller, et al. v. Hewlett-Packard Company is a lawsuit filed on March 21, 2005 in the United States District Court for the District of Idaho on behalf of a putative class of persons who were employed by third-party temporary service agencies and who performed work at HP facilities in the United States. Plaintiffs claim that they were incorrectly classified as contractors or contingent workers and, as a result, were wrongfully denied employee benefits covered by the Employment Retirement Income Security Act of 1974 ("ERISA") and benefits not covered by ERISA. Plaintiffs claim they were denied participation in HP's Share Ownership Plan, service award program, adoption assistance program, credit union, dependent care reimbursement program, educational assistance program, time off programs, flexible work arrangements, and the 401(k) plan. On May 22, 2005, plaintiffs filed their first amended complaint, which added a Worker Adjustment and Retraining Notification Act ("WARN") claim and defined the class to include those persons who have been, or now are, hired by HP through agencies to work at HP facilities in the United States from March 21, 2000 through the present who have been deprived of the full benefit of employee status by being misclassified as contractors, contingent workers or temporary workers or were otherwise misclassed. Plaintiffs seek declaratory relief, an injunction, retroactive and prospective benefits and compensation, unspecified damages and enhanced damages, interest, costs and attorneys' fees. HP successfully moved to dismiss the ERISA and WARN claims. The sole remaining claim being advanced by the remaining plaintiffs in this case is a breach of contract claim.

Digwamaje et al. v. Bank of America et al. is a purported class action lawsuit that names HP and numerous other multinational corporations as defendants. It was filed on September 27, 2002 in United States District Court for the Southern District of New York on behalf of current and former South African citizens and their survivors who suffered violence and oppression under the apartheid regime.

Note 17: Litigation and Contingencies (Continued)

The lawsuit alleges that HP and other companies helped perpetuate, profited from, and otherwise aided and abetted the apartheid regime during the period from 1948-1994 by selling products and services to agencies of the South African government. Claims are based on the Alien Tort Claims Act, the Torture Victims Protection Act, the Racketeer Influenced and Corrupt Organizations Act and state law. The complaint seeks, among other things, an accounting, the creation of a historic commission, compensatory damages in excess of $200 billion, punitive damages in excess of $200 billion, costs and attorneys' fees. On November 29, 2004, the court dismissed with prejudice the plaintiffs' complaint. In May 2005, the plaintiffs filed an amended notice of appeal in the United States Court of Appeals for the Second Circuit. On January 24, 2006, the Second Circuit Court of Appeals heard oral argument on the plaintiffs' appeal but has not yet issued a decision.

CSIRO Patent Litigation. *Microsoft Corporation, Hewlett-Packard Company, et al. v. Commonwealth Scientific and Industrial Research Organisation of Australia* is an action filed by HP and two other plaintiffs on May 9, 2005 in the District Court for the Northern District of California seeking a declaratory judgment against Commonwealth Scientific and Industrial Research Organisation of Australia ("CSIRO") that HP's products employing the IEEE 802.11a and 8.02.11g wireless protocol standards do not infringe CSIRO's US patent no. 5,487,069 relating to wireless transmission of data at frequencies in excess of 10GHz. On September 22, 2005, CSIRO filed an answer and counterclaims alleging that all HP products which employ those wireless protocol standards infringe the CSIRO patent and seeking damages, including enhanced damages and attorneys fees and costs, and an injunction against sales of infringing products. On December 12, 2006, CSIRO successfully moved to have the case transferred to the District Court of the Eastern District of Texas, a court that has granted CSIRO's motions for summary judgment on the issues of validity and patent infringement in a patent infringement action brought by CSIRO against a third party vendor of wireless networking products based on the same patent.

Leak Investigation Proceedings. As described below, HP is the subject of various governmental inquiries concerning the processes employed in an investigation into leaks of HP confidential information to members of the media:

- In August 2006, HP was informally contacted by the Attorney General of the State of California requesting information concerning the processes employed in the leak investigation.
- Beginning in September 2006, HP has received requests from the Committee on Energy and Commerce of the U.S. House of Representatives (the "Committee") for records and information concerning the leak investigation, securities transactions by HP officers and directors, including an August 25, 2006 securities transaction by Mark Hurd, HP's Chairman and Chief Executive Officer, and related matters. HP has responded and is continuing to respond to those requests. In addition, Mr. Hurd voluntarily gave testimony before the Committee regarding the leak investigation on September 28, 2006.
- In September 2006, HP was informally contacted by the United States Attorney's Office for the Northern District of California requesting similar information concerning the processes employed in the leak investigation. HP is responding to that request.
- Beginning in September 2006, HP has received requests from the Division of Enforcement of the Securities and Exchange Commission for records and information and interviews with current and former HP directors and officers relating to the leak investigation, the resignation of

Note 17: Litigation and Contingencies (Continued)

Thomas J. Perkins from HP's Board of Directors, HP's May 22, 2006 and September 6, 2006 filings with the Commission on Form 8-K, stock repurchases by HP and securities transactions by its officers and directors that occurred between May 1 and October 1, 2006, and HP's policies, practices and approval of securities transactions. The Commission has issued a formal order of investigation in connection with its inquiry. HP has responded and is continuing to respond to those requests.

- In September 2006, HP received a request from the Federal Communications Commission for records and information relating to the processes employed in the leak investigation. HP is responding to that request.

HP is continuing to cooperate fully with all ongoing inquiries and investigations.

On December 7, 2006, HP announced that it has entered into an agreement with the California Attorney General to resolve civil claims arising from the leak investigation, including a claim made by the California Attorney General in a Santa Clara County Superior Court action filed on December 7, 2006 that HP committed unfair business practices under California law in connection with the leak investigation. As a result of this agreement, which includes an injunction, the California Attorney General will not pursue civil claims against HP or its current and former directors, officers and employees. Under the terms of the agreement, HP will pay a total of $14.5 million and implement and maintain for five years a series of measures designed to ensure that HP's corporate investigations are conducted in accordance with California law and the company's high ethical standards. Of the $14.5 million, $13.5 million will be used to create a Privacy and Piracy Fund to assist California prosecutors in investigating and prosecuting consumer privacy and information piracy violations, $650,000 will be used to pay statutory damages and $350,000 will reimburse the California Attorney General's office for its investigation costs. There was no finding of liability against HP as part of the settlement.

In addition, four stockholder derivative lawsuits have been filed in California purportedly on behalf of HP stockholders seeking to recover damages for alleged breach of fiduciary duty and to require HP to improve its corporate governance and internal control procedures as a result of the activities of the leak investigation: *Staehr v. Dunn, et al.* was filed in Santa Clara County Superior Court on September 18, 2006; *Worsham v. Dunn, et al.* was filed in Santa Clara County Superior Court on September 14, 2006; *Tansey v. Dunn, et al.* was filed in Santa Clara County Superior Court on September 20, 2006; and *Hall v. Dunn, et al.* was filed in Santa Clara County Superior Court on September 25, 2006. On October 19, 2006, the Santa Clara County Superior Court consolidated the four California cases under the caption *In re Hewlett-Packard Company Derivative Litigation.* The consolidated complaint filed on November 19, 2006 also seeks to recover damages in connection with sales of HP stock alleged to have been made by certain current and former HP officers and directors while in possession of material non-public information. An additional stockholder derivative lawsuit, *Pifko v. Babbio, et al.*, was filed in Chancery Court, County of New Castle, Delaware, on September 19, 2006 seeking to recover damages for alleged breaches of fiduciary duty and to obtain an order instructing the defendants to refrain from further breaches of fiduciary duty and to implement corrective measures that will prevent future occurrences of the alleged breaches of fiduciary duty. The HP Board of Directors has appointed a Special Litigation Committee consisting of independent Board members authorized to investigate, review, and evaluate the facts and circumstances asserted in these derivative matters and to determine how HP should proceed in these matters.

Note 17: Litigation and Contingencies (Continued)

European Commission OEM Investigation. In May 2002, the European Commission of the EU publicly stated that it was considering conducting an investigation into original equipment manufacturer activities concerning the sales of printers and supplies to consumers within the EU. The European Commission contacted HP requesting information on the printing systems businesses. HP has cooperated fully with this inquiry.

Settled and Concluded Litigation, Proceedings and Investigations

Compression Labs Patent Litigation. On October 25, 2006, HP and 22 other companies entered into a Patent License and Settlement Agreement with Compression Labs, Inc., a subsidiary of Forgent Networks ("CLI"), to resolve all outstanding patent infringement litigation with CLI related to U.S. Patent No. 4,698,672 (the "'672 Patent"). The settlement agreement results in the dismissal with prejudice of *Compression Labs, Inc. v. HP et al.*, a lawsuit filed by CLI on April 22, 2004 in the United States District Court for the Eastern District of Texas and subsequently consolidated for pre-trial proceedings in the Northern District of California with nine other similar lawsuits between CLI and one or more of the defendants. CLI sought unspecified damages, interest, costs and attorneys' fees for alleged infringement of the '672 Patent, which CLI asserted was infringed by the JPEG still-image compression standard. Under the terms of the settlement agreement, the defendants agreed to pay CLI an aggregate of $8 million (a portion of which was paid by HP), and CLI granted HP and the other defendants a worldwide, nonexclusive, fully paid-up and irrevocable license in exchange.

Environmental

HP is party to, or otherwise involved in, proceedings brought by United States or state environmental agencies under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), known as "Superfund," or state laws similar to CERCLA. HP is also conducting environmental investigations or remediations at several current or former operating sites pursuant to administrative orders or consent agreements with state environmental agencies. It is our policy to apply strict standards for environmental protection to sites inside and outside the United States, even if not subject to regulations imposed by local governments.

The European Union ("EU") has enacted the Waste Electrical and Electronic Equipment Directive, which makes producers of electrical goods, including computers and printers, financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. The deadline for the individual member states of the EU to enact the directive in their respective countries was August 13, 2004 (such legislation, together with the directive, the "WEEE Legislation"). Producers participating in the market were financially responsible for implementing these responsibilities under the WEEE Legislation beginning in August 2005. Implementation in certain of the member states has been delayed into 2006 and 2007. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, China and Japan. HP is continuing to evaluate the impact of the WEEE Legislation and similar legislation in other jurisdictions as individual countries issue their implementation guidance.

The liability for environmental remediation and other environmental costs is accrued when it is considered probable and the costs can be reasonably estimated. We have accrued amounts in conjunction with the foregoing environmental issues that we believe was adequate as of October 31, 2006. These accruals were not material to our operations or financial position, and we do not currently anticipate material capital expenditures for environmental control facilities.

Note 18: Segment Information

Description of Segments

HP is a leading global provider of products, technologies, software, solutions and services to individual consumers, small and medium sized businesses ("SMBs"), and large enterprises including the public and education sectors. HP's offerings span personal computing and other access devices, imaging and printing-related products and services, enterprise information technology infrastructure, including enterprise storage and server technology, enterprise system and network management software, and multi-vendor customer services including technology support and maintenance, consulting and integration and managed services.

During fiscal 2006, HP and its operations are organized into seven business segments: Enterprise Storage and Servers ("ESS"), HP Services ("HPS"), Software, the Personal Systems Group ("PSG"), the Imaging and Printing Group ("IPG"), HP Financial Services ("HPFS"), and Corporate Investments. HP's organizational structure is based on a number of factors that management uses to evaluate, view and run its business operations, which include, but are not limited to, customer base, homogeneity of products and technology. The business segments disclosed in the Consolidated Financial Statements are based on this organizational structure and information reviewed by HP's management to evaluate the business segment results. ESS, HPS and Software are structured beneath a broader Technology Solutions Group ("TSG"). In order to provide a supplementary view of HP's business, aggregated financial data for TSG is presented herein.

HP has reclassified segment operating results for fiscal 2005 and 2004 to conform to certain minor fiscal 2006 organizational realignments. Future changes to this organizational structure may result in changes to the business segments disclosed. A description of the types of products and services provided by each business segment follows.

Technology Solutions Group. Each of the business segments within TSG is described in detail below.

- *Enterprise Storage and Servers* provides storage and server products. The various server offerings range from low-end servers to high-end scalable servers, including the Superdome line. Industry standard servers include primarily entry-level and mid-range ProLiant servers, which run primarily on the Windows®[1], Linux and Novell operating systems and leverage Intel Corporation ("Intel") and Advanced Micro Devices ("AMD") processors. The business spans a range of product lines, including pedestal-tower servers, density-optimized rack servers and HP's BladeSystem family of blade servers. Business Critical Systems include Itanium®[2]-based Integrity servers running on HP-UX, Windows®, Linux and OpenVMS operating systems, including the high-end Superdome servers and fault-tolerant Integrity NonStop servers. Business Critical Systems also include the Reduced Instruction Set Computing ("RISC")-based servers with the HP 9000 line running on the HP-UX operating system, HP AlphaServers running on both Tru64 UNIX®[3]and OpenVMS, and MIPs-based NonStop servers. HP's StorageWorks offerings include entry-level, mid-range and high-end arrays, storage area networks ("SANs"), network attached storage ("NAS"), storage management software, and virtualization technologies, as well as tape drives, tape libraries and optical archival storage.

---

(1) Windows® is a registered trademark of Microsoft Corporation.
(2) Itanium® is a registered trademark of Intel Corporation.
(3) UNIX® is a registered trademark of The Open Group.

Note 18: Segment Information (Continued)

- *HP Services* provides a portfolio of multi-vendor IT services including technology services, consulting and integration and managed services, also known as outsourcing. HPS also offers a variety of services tailored to particular industries such as communications, media and entertainment, manufacturing and distribution, financial services, and the public sector, including government and education services. HPS collaborates with the Enterprise Storage and Servers, and Software groups, as well as with third-party system integrators and software and networking companies to bring solutions to HP customers. HPS also works with HP's Imaging and Printing Group and Personal Systems Group to provide managed print services, end user workplace services, and mobile workforce productivity solutions to enterprise customers. Technology Services provides a range of services, including standalone product support, high availability services for complex, global, networked, multi-vendor environments and business continuity and recovery services. Technology Services also manages the delivery of product warranty support through its own service organization, as well as through authorized partners. Consulting and Integration provides services to architect, design and implement technology and industry-specific solutions for customers. Consulting and Integration also provides cross-industry solutions in the areas of architecture and governance, infrastructure, applications and packaged applications, security, IT service management, information management and enterprise Microsoft solutions. Managed Services offers IT management services, including comprehensive outsourcing, transformational infrastructure services, client computing managed services, managed web services, application services, and business process outsourcing.
- *Software* provides management software solutions, including support, that allow enterprise customers to manage their IT infrastructure, operations, applications, IT services and business processes under the HP OpenView brand. In addition, Software delivers a suite of comprehensive, carrier-grade software platforms for developing and deploying next-generation voice, data and converged services to network and service providers under the HP OpenCall brand. In November 2006, HP completed its acquisition of Mercury. The acquisition will combine Mercury's application management, application delivery and IT governance capabilities with HP's broad portfolio of management solutions.

HP's other business segments are described below.

- *Personal Systems Group* provides commercial PCs, consumer PCs, workstations, handheld computing devices, digital entertainment systems, calculators and other related accessories, software and services for the commercial and consumer markets. Commercial PCs are optimized for commercial uses, including enterprise and SMB customers, and for connectivity and manageability in networked environments. Commercial PCs include the HP Compaq business desktops and business notebooks as well as the HP Compaq Tablet PCs. Consumer PCs are targeted at the home user and include the HP Pavilion and Compaq Presario series of multimedia consumer desktop PCs and notebook PCs, as well as HP Media Center PCs. Workstations are individual computing products designed for users demanding enhanced performance, such as computer animation, engineering design and other programs requiring high-resolution graphics. Workstations run on UNIX®, Windows® and Linux-based operating systems. Handheld computing devices include a series of HP iPAQ Pocket PC handheld computing devices, ranging from value devices such as music or Global Positioning System receivers to advanced devices with voice and data capability, that run on Windows® Mobile software. Digital entertainment

Note 18: Segment Information (Continued)

products include plasma and LCD flat-panel televisions, the HP Digital Entertainment Center, HD DVD and RW drives, and DVD writers.

- *Imaging and Printing Group* provides consumer and commercial printer hardware, printing supplies, printing media and scanning devices. IPG is also focused on imaging solutions in the commercial markets, from managed print services solutions to addressing new growth opportunities in commercial printing in areas such as industrial applications, outdoor signage, and the graphic arts business. Inkjet systems include desktop single function and inkjet all-in-one printers, including photo, productivity and business inkjet printers and scanners. Digital imaging products and services include photo specialty printers, photo kiosks, digital cameras, accessories and online photo services through Snapfish in North America. LaserJet systems include monochrome and color laser printers, printer-based MFDs and Total Print Management Solutions for enterprise customers. Graphics and Imaging products include large format (DesignJet) printers, Indigo and Scitex digital presses, digital publishing solutions and graphics printing solutions. Printer supplies include LaserJet toner and inkjet printer cartridges and other related printing media such as HP-branded Vivera and ColorSphere ink and HP Premium and Premium Plus photo papers.
- *HP Financial Services* supports and enhances HP's global product and services solutions, providing a broad range of value-added financial life cycle management services. HPFS enables HP's worldwide customers to acquire complete IT solutions, including hardware, software and services. HPFS offers leasing, financing, utility programs, and asset recovery services, as well as financial asset management services, for large global and enterprise customers. HPFS also provides an array of specialized financial services to SMBs and educational and governmental entities. HPFS offers innovative, customized and flexible alternatives to balance unique customer cash flow, technology obsolescence and capacity needs.
- *Corporate Investments* is managed by the Office of Strategy and Technology and includes HP Labs and certain business incubation projects. Revenue in this segment is attributable to the sale of certain network infrastructure products, including Ethernet switch products that enhance computing and enterprise solutions under the brand "ProCurve Networking", as well as the licensing of specific HP technology to third parties.

Segment Data

HP derives the results of the business segments directly from its internal management reporting system. The accounting policies HP uses to derive business segment results are substantially the same as those the consolidated company uses. Management measures the performance of each business segment based on several metrics, including earnings from operations. Management uses these results, in part, to evaluate the performance of, and to assign resources to, each of the business segments. HP does not allocate to its business segments certain operating expenses, which it manages separately at the corporate level. These unallocated costs include primarily amortization of purchased intangible assets, stock-based compensation expense related to HP-granted employee stock options and the employee stock purchase plan, certain acquisition-related charges and charges for purchased IPR&D, as well as certain corporate governance costs.

HP does not allocate to its business segments restructuring charges and any associated adjustments related to restructuring actions. Workforce rebalancing charges, which include involuntary workforce

Note 18: Segment Information (Continued)

reductions and voluntary severance incentives, recorded in the six months ended April 30, 2005 have been included in business segment results.

Selected operating results information for each business segment was as follows for the following fiscal years ended October 31:

	Total Net Revenue			Earnings (Loss) from Operations		
	2006	2005	2004	2006	2005	2004
			In millions			
Enterprise Storage and Servers	$17,308	$16,717	$15,084	$1,446	$ 800	$ 157
HP Services	15,617	15,536	13,848	1,507	1,151	1,282
Software	1,301	1,061	923	85	(49)	(152)
Technology Solutions Group	34,226	33,314	29,855	3,038	1,902	1,287
Personal Systems Group	29,166	26,741	24,622	1,152	657	205
Imaging and Printing Group	26,786	25,155	24,199	3,978	3,413	3,843
HP Financial Services	2,078	2,102	1,895	147	213	125
Corporate Investments	566	523	449	(151)	(174)	(179)
Segment total	$92,822	$87,835	$81,020	$8,164	$6,011	$5,281

The reconciliation of segment operating results information to HP consolidated totals was as follows for the following fiscal years ended October 31:

	2006	2005	2004
		In millions	
Net revenue:			
Segment total	$92,822	$87,835	$81,020
Elimination of intersegment net revenue and other	(1,164)	(1,139)	(1,115)
Total HP consolidated net revenue	$91,658	$86,696	$79,905
Earnings before taxes:			
Total segment earnings from operations	$ 8,164	$ 6,011	$ 5,281
Corporate and unallocated costs and eliminations	(331)	(429)	(246)
Unallocated costs related to certain stock-based compensation expense	(459)	—	—
Pension curtailment gain	—	199	—
Restructuring charges	(158)	(1,684)	(114)
In-process research and development charges	(52)	(2)	(37)
Acquisition-related charges	—	—	(54)
Amortization of purchased intangible assets	(604)	(622)	(603)
Interest and other, net	606	189	35
Gains (losses) on investments	25	(13)	4
Dispute settlement	—	(106)	(70)
Total HP consolidated earnings before taxes	$ 7,191	$ 3,543	$ 4,196

Note 18: Segment Information (Continued)

HP allocates its assets to its business segments based on the primary segments benefiting from the assets. Corporate and unallocated assets are composed primarily of cash and cash equivalents. As described above, fiscal 2006 segment asset information is stated based on the fiscal 2006 organizational structure. Total assets by segment as well as for TSG and the reconciliation of segment assets to HP consolidated total assets were as follows at October 31:

	2006	2005	2004
		In millions	
Enterprise Storage and Servers	$13,647	$13,591	$13,856
HP Services	15,712	15,381	14,619
Software	1,909	1,408	1,422
Technology Solutions Group	$31,268	$30,380	$29,897
Personal Systems Group	12,237	11,277	10,622
Imaging and Printing Group	13,889	13,523	14,169
HP Financial Services	7,927	7,856	7,992
Corporate Investments	305	297	375
Corporate and unallocated assets	16,355	13,984	13,083
Total HP consolidated assets	$81,981	$77,317	$76,138

Major Customers

No single customer represented 10% or more of HP's total net revenue in any fiscal year presented.

Geographic Information

Net revenue, classified by the major geographic areas in which HP operates, was as follows for the following fiscal years ended October 31:

	2006	2005	2004
		In millions	
Net revenue:			
U.S.	$32,244	$30,548	$29,362
Non-U.S.	59,414	56,148	50,543
Total HP consolidated net revenue	$91,658	$86,696	$79,905

Net revenue by geographic area is based upon the sales location that predominately represents the customer location. No single country outside of the United States represented more than 10% of HP's total consolidated net revenue in any period presented. At October 31, 2006, Belgium and the Netherlands each represented 10% or more of HP's total consolidated net assets. At October 31, 2005, no single country outside of the United States represented 10% or more of HP's total consolidated net assets. At October 31, 2004, the Netherlands represented 10% or more of HP's total consolidated net assets. No single country outside of the United States represented more than 10% of HP's total consolidated net property, plant and equipment in any period presented. HP's long-lived assets other than goodwill and purchased intangible assets, which HP does not allocate to specific geographic

Note 18: Segment Information (Continued)

locations as it is impracticable for HP to do so, are composed principally of net property, plant and equipment.

Net property, plant and equipment, classified by major geographic areas in which HP operates, was as follows for the following fiscal years ended October 31:

	2006	2005	2004
		In millions	
Net property, plant and equipment:			
U.S.	$3,710	$3,427	$3,418
Non-U.S.	3,153	3,024	3,231
Total HP consolidated net property, plant and equipment	$6,863	$6,451	$6,649

Note 18: Segment Information (Continued)

Net revenue by segment and business unit

The following table provides net revenue by segment and business unit for the following fiscal years ended October 31:

	2006	2005	2004
		In millions	
Net revenue:			
Industry standard servers	$10,133	$ 9,529	$ 8,128
Business critical systems	3,656	3,812	3,759
Storage	3,519	3,375	3,201
Other	—	1	(4)
Enterprise Storage and Servers	17,308	16,717	15,084
Technology services	9,506	9,665	8,886
Managed services	3,224	3,031	2,446
Consulting and integration	2,887	2,840	2,515
Other	—	—	1
HP Services	15,617	15,536	13,848
OpenView	899	691	580
OpenCall & other	402	370	343
Software	1,301	1,061	923
Technology Solutions Group	34,226	33,314	29,855
Desktops	14,613	14,406	14,031
Notebooks	12,000	9,763	8,423
Workstations	1,368	1,195	1,018
Handhelds	620	836	886
Other	565	541	264
Personal Systems Group	29,166	26,741	24,622
Commercial hardware	6,899	6,558	6,164
Consumer hardware	4,427	4,497	4,696
Supplies	15,402	14,045	13,246
Other	58	55	93
Imaging and Printing Group	26,786	25,155	24,199
HP Financial Services	2,078	2,102	1,895
Corporate Investments	566	523	449
Total segments	92,822	87,835	81,020
Eliminations of intersegment net revenue and other	(1,164)	(1,139)	(1,115)
Total HP consolidated net revenue	$91,658	$86,696	$79,905

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
Quarterly Summary
(Unaudited)

	Three-month periods ended			
	January 31	April 30	July 31	October 31
	In millions, except per share amounts			
2006				
Net revenue	$22,659	$22,554	$21,890	$24,555
Cost of sales[1]	17,392	16,970	16,472	18,593
Research and development	871	930	920	870
Selling, general and administrative	2,692	2,858	2,830	2,886
Amortization of purchased intangible assets	147	151	153	153
Restructuring	15	(14)	5	152
In-process research and development charges	50	2	—	—
Total costs and expenses	21,167	20,897	20,380	22,654
Earnings from operations	1,492	1,657	1,510	1,901
Interest and other, net	38	157	221	190
(Losses) gains on investments	(2)	6	7	14
Earnings before taxes	1,528	1,820	1,738	2,105
Provision for (benefit from) taxes	301	(79)	363	408
Net earnings	$ 1,227	$ 1,899	$ 1,375	$ 1,697
Net earnings per share:[2]				
Basic	$ 0.43	$ 0.68	$ 0.50	$ 0.62
Diluted	$ 0.42	$ 0.66	$ 0.48	$ 0.60
Cash dividends paid per share	$ 0.08	$ 0.08	$ 0.08	$ 0.08
Range of per share closing stock prices on the New York Stock Exchange and Nasdaq Stock Market:				
Low	$ 28.12	$ 30.27	$ 29.79	$ 31.67
High	$ 32.24	$ 34.36	$ 33.87	$ 39.87
2005				
Net revenue	$21,454	$21,570	$20,759	$22,913
Cost of sales[1]	16,537	16,429	15,942	17,532
Research and development	878	890	863	859
Selling, general and administrative	2,704	2,933	2,761	2,786
Amortization of purchased intangible assets	167	151	168	136
Pension curtailment gains	—	—	—	(199)
Restructuring charges	3	4	112	1,565
In-process research and development charges	—	—	—	2
Total costs and expenses	20,289	20,407	19,846	22,681
Earnings from operations	1,165	1,163	913	232
Interest and other, net	25	(87)	119	132
(Losses) gains on investments	(24)	3	(6)	14
Dispute settlement	(116)	—	7	3
Earnings before taxes	1,050	1,079	1,033	381
Provision for (benefit from) taxes	107	113	960	(35)
Net earnings	$ 943	$ 966	$ 73	$ 416
Net earnings per share:[2]				
Basic	$ 0.32	$ 0.33	$ 0.03	$ 0.15
Diluted	$ 0.32	$ 0.33	$ 0.03	$ 0.14
Cash dividends paid per share	$ 0.08	$ 0.08	$ 0.08	$ 0.08
Range of per share closing stock prices on the New York Stock Exchange and Nasdaq Stock Market:				
Low	$ 18.76	$ 19.57	$ 20.15	$ 23.70
High	$ 21.33	$ 22.00	$ 24.94	$ 29.20

(1) Cost of products, cost of services and financing interest.

(2) EPS for each quarter is computed using the weighted-average number of shares outstanding during that quarter, while EPS for the fiscal year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the EPS for each of the four quarters may not equal the EPS for the fiscal year.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

ITEM 9A. Controls and Procedures.

Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report (the "Evaluation Date"). Based on this evaluation, our principal executive officer and principal financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to HP, including our consolidated subsidiaries, required to be disclosed in our Securities and Exchange Commission ("SEC") reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to HP's management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

See Management's Report on Internal Control over Financial Reporting in Item 8, which is incorporated herein by reference.

ITEM 9B. Other Information.

Not applicable.

PART III

ITEM 10. Directors and Executive Officers of the Registrant.

The names of the executive officers of HP and their ages, titles and biographies as of the date hereof are incorporated by reference from Part I, Item 1, above.

The following information is included in HP's Notice of Annual Meeting of Stockholders and Proxy Statement to be filed within 120 days after HP's fiscal year end of October 31, 2006 (the "Proxy Statement") and is incorporated herein by reference:

- Information regarding directors of HP who are standing for reelection and any persons nominated to become directors of HP is set forth under "Election of Directors."
- Information regarding HP's Audit Committee and designated "audit committee financial experts" is set forth under "Corporate Governance Principles and Board Matters, Board Structure and Committee Composition—Audit Committee."
- Information on HP's code of business conduct and ethics for directors, officers and employees, also known as the "Standards of Business Conduct," and on HP's Corporate Governance Guidelines is set forth under "Corporate Governance Principles and Board Matters."
- Information regarding Section 16(a) beneficial ownership reporting compliance is set forth under "Common Stock Ownership of Certain Beneficial Owners and Management—Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. Executive Compensation.

The following information is included in the Proxy Statement and is incorporated herein by reference:

- Information regarding HP's compensation of its named executive officers is set forth under "Executive Compensation."
- Information regarding HP's compensation of its directors is set forth under "Director Compensation and Stock Ownership Guidelines."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following information is included in the Proxy Statement and is incorporated herein by reference:

- Information regarding security ownership of certain beneficial owners, directors and executive officers is set forth under "Common Stock Ownership of Certain Beneficial Owners and Management."
- Information regarding HP's equity compensation plans, including both stockholder approved plans and non-stockholder approved plans, is set forth in the section entitled "Executive Compensation—Equity Compensation Plan Information."

ITEM 13. Certain Relationships and Related Transactions.

Not applicable.

ITEM 14. Principal Accountant Fees and Services.

Information regarding principal auditor fees and services is set forth under "Principal Accountant Fees and Services" in the Proxy Statement, which information is incorporated herein by reference.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this report:

1. All Financial Statements:

The following financial statements are filed as part of this report under Item 8—"Financial Statements and Supplementary Data."

2. Financial Statement Schedules:

Schedule II—Valuation and Qualifying Accounts for the three fiscal years ended October 31, 2006.

All other schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements and notes thereto in Item 8 above.

3. Exhibits:

A list of exhibits filed or furnished with this report on Form 10-K (or incorporated by reference to exhibits previously filed or furnished by HP) is provided in the Exhibit Index on page 148 of this report. HP will furnish copies of exhibits for a reasonable fee (covering the expense of furnishing copies) upon request. Stockholders may request exhibits copies by contacting:

Hewlett-Packard Company
Attn: Investor Relations
3000 Hanover Street
Palo Alto, CA 94304
(866) GET-HPQ1 or (866) 438-4771

Schedule II

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
Valuation and Qualifying Accounts

	For the fiscal years ended October 31		
	2006	2005	2004
		In millions	
Allowance for doubtful accounts—accounts receivable:			
Balance, beginning of period	$227	$286	$ 347
Amount acquired through acquisition	4	—	9
Addition (reversal) of bad debt provision	37	17	(6)
Deductions, net of recoveries	(48)	(76)	(64)
Balance, end of period	$220	$227	$ 286
Allowance for doubtful accounts—financing receivables:			
Balance, beginning of period	$111	$213	$ 210
(Reversal) additions to allowance	(33)	(39)	104
Deductions, net of recoveries	2	(63)	(101)
Balance, end of period	$ 80	$111	$ 213

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2006

HEWLETT-PACKARD COMPANY

By: /s/ CHARLES N. CHARNAS

Charles N. Charnas
Acting General Counsel, Vice President and Assistant Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles N. Charnas and Jon E. Flaxman, or either of them, his or her attorneys-in-fact, for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ MARK V. HURD Mark V. Hurd	Chairman, Chief Executive Officer and President (Principal Executive Officer)	December 22, 2006
/s/ ROBERT P. WAYMAN Robert P. Wayman	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	December 22, 2006
/s/ JON E. FLAXMAN Jon E. Flaxman	Senior Vice President and Controller (Principal Accounting Officer)	December 22, 2006
/s/ LAWRENCE T. BABBIO, JR. Lawrence T. Babbio, Jr.	Director	December 22, 2006
/s/ SARI M. BALDAUF Sari M. Baldauf	Director	December 22, 2006
/s/ RICHARD A. HACKBORN Richard A. Hackborn	Director	December 22, 2006
/s/ JOHN H. HAMMERGREN John H. Hammergren	Director	December 22, 2006

Signature	Title(s)	Date
/s/ ROBERT L. RYAN Robert L. Ryan	Director	December 22, 2006
/s/ LUCILLE S. SALHANY Lucille S. Salhany	Director	December 22, 2006
/s/ G. KENNEDY THOMPSON G. Kennedy Thompson	Director	December 22, 2006

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
2(a)	Agreement and Plan of Reorganization by and among Hewlett-Packard Company, Heloise Merger Corporation and Compaq Computer Corporation.	8-K	001-04423	2.1	September 4, 2001
2(b)	Agreement and Plan of Merger by and among Hewlett-Packard Company, Mars Landing Corporation and Mercury Interactive Corporation dated as of July 25, 2006.	8-K	001-04423	2.1	July 25, 2006
3(a)	Registrant's Certificate of Incorporation.	10-Q	001-04423	3(a)	June 12, 1998
3(b)	Registrant's Amendment to the Certificate of Incorporation.	10-Q	001-04423	3(b)	March 16, 2001
3(c)	Registrant's Amended and Restated By-Laws effective November 16, 2006.	8-K	001-04423	99.2	November 17, 2006
4(a)	Indenture dated as of October 14, 1997 among Registrant and Chase Trust Company of California regarding Liquid Yield Option Notes due 2017.	S-3	333-44113	4.2	January 12, 1998
4(b)	Supplemental Indenture dated as of March 16, 2000 to Indenture dated as of October 14, 1997 among Registrant and Chase Trust Company of California regarding Liquid Yield Option Notes due 2017.	10-Q	001-04423	4(b)	September 12, 2000
4(c)	Second Supplemental Indenture to Indenture dated as of October 14, 1997 among Registrant and J.P. Morgan Trust Company (as successor to Chase Trust Company of California) regarding Liquid Yield Option Notes due 2017.	10-Q	001-04423	4(c)	September 10, 2004
4(d)	Form of Senior Indenture.	S-3	333-30786	4.1	March 17, 2000
4(e)	Form of Registrant's Fixed Rate Note and Floating Rate Note and related Officers' Certificate.	8-K	001-04423	4.1, 4.2 and 4.4	May 24, 2001
4(f)	Form of Registrant's 5.75% Global Note due December 15, 2006, and related Officers' Certificate.	8-K	001-04423	4.1 and 4.2	December 7, 2001
4(g)	Form of Registrant's 5.50% Global Note due July 1, 2007, and form of related Officers' Certificate.	8-K	001-04423	4.1 and 4.3	June 27, 2002
4(h)	Form of Registrant's 6.50% Global Note due July 1, 2012, and form of related Officers' Certificate.	8-K	001-04423	4.2 and 4.3	June 27, 2002

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
4(i)	Form of Registrant's Fixed Rate Note and form of Floating Rate Note.	8-K	001-04423	4.1 and 4.2	December 11, 2002
4(j)	Form of Registrant's 3.625% Global Note due March 15, 2008, and related Officers' Certificate.	8-K	001-04423	4.1 and 4.2	March 14, 2003
4(k)	Indenture, dated as of June 1, 2000, between the Registrant and J.P. Morgan Trust Company, National Association (formerly Chase Manhattan Bank), as Trustee.	S-3	333-134327	4.9	June 7, 2006
4(l)	Form of $1,000,000,000 Global Notes due May 22, 2009.	S-3	333-134327	4.10	June 7, 2006
4(m)	Speciman certificate for the Registrant's common stock.	8-A/A	001-04423	4.1	June 23, 2006
10(a)	Registrant's 2004 Stock Incentive Plan.*	S-8	333-114253	4.1	April 7, 2004
10(b)	Registrant's 2000 Stock Plan, amended and restated effective November 21, 2002.*	10-K	001-04423	10(a)	January 21, 2003
10(c)	Registrant's 1997 Director Stock Plan, amended and restated effective November 1, 2005.*	8-K	001-04423	99.4	November 23, 2005
10(d)	Registrant's 1995 Incentive Stock Plan, amended and restated effective November 21, 2002.*	10-K	001-04423	10(c)	January 21, 2003
10(e)	Registrant's 1990 Incentive Stock Plan, amended and restated effective November 21, 2002.*	10-K	001-04423	10(d)	January 21, 2003
10(f)	Compaq Computer Corporation 2001 Stock Option Plan, amended and restated effective November 21, 2002.*	10-K	001-04423	10(f)	January 21, 2003
10(g)	Compaq Computer Corporation 1998 Stock Option Plan, amended and restated effective November 21, 2002.*	10-K	001-04423	10(g)	January 21, 2003
10(h)	Compaq Computer Corporation 1995 Equity Incentive Plan, amended and restated effective November 21, 2002.*	10-K	001-04423	10(h)	January 21, 2003
10(i)	Compaq Computer Corporation 1989 Equity Incentive Plan, amended and restated effective November 21, 2002.*	10-K	001-04423	10(i)	January 21, 2003
10(j)	Compaq Computer Corporation 1985 Nonqualified Stock Option Plan for Non-Employee Directors.*	S-3	333-86378	10.5	April 18, 2002
10(k)	Amendment of Compaq Computer Corporation Non-Qualified Stock Option Plan for Non-Employee Directors, effective September 3, 2001.*	S-3	333-86378	10.11	April 18, 2002

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10(l)	Compaq Computer Corporation 1998 Former Nonemployee Replacement Option Plan.*	S-3	333-86378	10.9	April 18, 2002
10(m)	Mercury Interactive Corporation Amended and Restated 2000 Supplemental Stock Option Plan*	S-8	333-138783	4.1	November 20, 2006
10(n)	Mercury Interactive Corporation Amended and Restated 1999 Stock Option Plan*	S-8	333-138783	4.2	November 20, 2006
10(o)	Appilog, Inc. 2003 Stock Option Plan*	S-8	333-138783	4.3	November 17, 2006
10(p)	Freshwater Software, Inc. 1997 Stock Plan*	S-8	333-138783	4.4	November 17, 2006
10(q)	Kintana, Inc. 1997 Equity Incentive Plan*	S-8	333-138783	4.5	November 17, 2006
10(r)	Performant, Inc. 2000 Stock Option/ Restricted Stock Plan*	S-8	333-138783	4.6	November 17, 2006
10(s)	Systinet Corporation 2001 Stock Option and Incentive Plan*	S-8	333-138783	4.7	November 17, 2006
10(t)	Registrant's Excess Benefit Retirement Plan, amended and restated as of January 1, 2006.*	8-K	001-04423	10.2	September 21, 2006
10(u)	Hewlett-Packard Company Cash Account Restoration Plan, amended and restated as of January 1, 2005.*	8-K	001-04423	99.3	November 23, 2005
10(v)	Registrant's 2005 Pay-for-Results Plan.*	8-K	001-04423	99.5	November 23, 2005
10(w)	Registrant's 2005 Executive Deferred Compensation Plan, as amended and restated effective October 1, 2006.*	8-K	001-04423	10.1	September 21, 2006
10(x)	Registrant's Service Anniversary Stock Plan, as amended and restated effective July 17, 2003.*	10-Q	001-04423	10(p)(p)	September 11, 2003
10(y)	Employment Agreement, dated March 29, 2005, between Registrant and Mark V. Hurd.*	8-K	001-04423	99.1	March 30, 2005
10(z)	Employment Agreement, dated June 9, 2005, between Registrant and R. Todd Bradley.*	10-Q	001-04423	10(x)	September 8, 2005
10(a)(a)	Employment Agreement, dated July 11, 2005, between Registrant and Randall D. Mott.*	10-Q	001-04423	10(y)	September 8, 2005
10(b)(b)	Registrant's Amended and Restated Severance Plan for Executive Officers.*	8-K	001-04423	99.1	July 27, 2005
10(c)(c)	Form letter to participants in the Registrant's Pay-for-Results Plan for fiscal year 2006.*	10-Q	001-04423	10(w)	March 10, 2006
10(d)(d)	Registrant's Executive Severance Agreement.*	10-Q	001-04423	10(u)(u)	June 13, 2002

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10(e)(e)	Registrant's Executive Officers Severance Agreement.*	10-Q	001-04423	10(v)(v)	June 13, 2002
10(f)(f)	Form letter regarding severance offset for restricted stock and restricted units.*	8-K	001-04423	10.2	March 22, 2005
10(g)(g)	Form of Indemnity Agreement between Compaq Computer Corporation and its executive officers.*	10-Q	001-04423	10(x)(x)	June 13, 2002
10(h)(h)	Form of Stock Option Agreement for Registrant's 2004 Stock Incentive Plan, Registrant's 2000 Stock Plan, as amended, Registrant's 1995 Incentive Stock Plan, as amended, the Compaq Computer Corporation 2001 Stock Option Plan, as amended, the Compaq Computer Corporation 1998 Stock Option Plan, as amended, the Compaq Computer Corporation 1995 Equity Incentive Plan, as amended and the Compaq Computer Corporation 1989 Equity Incentive Plan, as amended.*‡				
10(i)(i)	Form of Restricted Stock Agreement for Registrant's 2004 Stock Incentive Plan, Registrant's 2000 Stock Plan, as amended, and Registrant's 1995 Incentive Stock Plan, as amended.*‡				
10(j)(j)	Form of Restricted Stock Unit Agreement for Registrant's 2004 Stock Incentive Plan.*‡				
10(k)(k)	Form of Stock Option Agreement for Registrant's 1990 Incentive Stock Plan, as amended.*	10-K	001-04423	10(e)	January 27, 2000
10(l)(l)	Form of Common Stock Payment Agreement and Option Agreement for Registrant's 1997 Director Stock Plan, as amended.*	10-Q	001-04423	10(j)(j)	March 11, 2005
10(m)(m)	Form of Restricted Stock Grant Notice for the Compaq Computer Corporation 1989 Equity Incentive Plan.*	10-Q	001-04423	10(w)(w)	June 13, 2002
10(n)(n)	Forms of Stock Option Notice for the Compaq Computer Corporation Non-Qualified Stock Option Plan for Non-Employee Directors, as amended.*	10-K	001-04423	10(r)(r)	January 14, 2005
10(o)(o)	Form of Long-Term Performance Cash Award Agreement for Registrant's 2004 Stock Incentive Plan and Registrant's 2000 Stock Plan, as amended.*	10-K	001-04423	10(t)(t)	January 14, 2005

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10(p)(p)	Amendment One to the Long-Term Performance Cash Award Agreement for the 2004 Program.*	10-Q	001-04423	10(q)(q)	September 8, 2005
10(q)(q)	Form of Long-Term Performance Cash Award Agreement for the 2005 Program.*	10-Q	001-04423	10(r)(r)	September 8, 2005
10(r)(r)	Form of Long-Term Performance Cash Award Agreement.*	10-Q	001-04423	10(o)(o)	March 10, 2006
11	None.				
12	Statement of Computation of Ratio of Earnings to Fixed Charges.‡				
13-14	None.				
16	None.				
18	None.				
21	Subsidiaries of the registrant as of October 31, 2006.‡				
22	None.				
23	Consent of Independent Registered Public Accounting Firm.‡				
24	Power of Attorney (included on the signature page).				
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.‡				
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.‡				
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†				

* Indicates management contract or compensatory plan, contract or arrangement.

‡ Filed herewith.

† Furnished herewith.

The registrant agrees to furnish to the Commission supplementally upon request a copy of (1) any instrument with respect to long-term debt not filed herewith as to which the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis and (2) any omitted schedules to any material plan of acquisition, disposition or reorganization set forth above.

Exhibit 31.1

CERTIFICATION

I, Mark V. Hurd, certify that:

1. I have reviewed this Annual Report on Form 10-K of Hewlett-Packard Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 15, 2006

/s/ MARK V. HURD

Mark V. Hurd
Chairman, Chief Executive Officer and President
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Robert P. Wayman, certify that:

1. I have reviewed this Annual Report on Form 10-K of Hewlett-Packard Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 15, 2006

/s/ ROBERT P. WAYMAN

Robert P. Wayman,
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32

CERTIFICATION
OF
CHIEF EXECUTIVE OFFICER
AND
CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark V. Hurd, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K of Hewlett-Packard Company for the fiscal year ended October 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Hewlett-Packard Company.

December 15, 2006

By: /s/ MARK V. HURD

Mark V. Hurd
Chairman, Chief Executive Officer and President

I, Robert P. Wayman, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K of Hewlett-Packard Company for the fiscal year ended October 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Hewlett-Packard Company.

December 15, 2006

By: /s/ ROBERT P. WAYMAN

Robert P. Wayman
Executive Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Hewlett-Packard Company and will be retained by Hewlett-Packard Company and furnished to the Securities and Exchange Commission or its staff upon request.

(This page has been left blank intentionally.)

evenue



$25.0
$24.0
$23.0
$22.0
$21.0
$20.0
$19.0
$18.0
$17.0
In billions
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06
Revenue $19.5 $20.1 $18.9 $21.4 $21.5 $21.6 $20.8 $22.9 $22.7 $22.6 $21.9 $24.6

FY06 Revenue By Segment



Imaging & Printing Group
Personal Systems Group
HP Services
Enterprise Storage & Servers
HP Financial Services
Software & Other
29%
17%
32%
19%

ash Flow



$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
In billions
FY02 FY03 FY04 FY05 FY06
Cash flow from operations $5.4 $6.1 $5.1 $8.0 $11.4
Free cash flow[1] $4.1 $4.4 $3.4 $6.6 $9.4

ee cash flow equals cash flow from operations less net capital expenditures. Free cash flow is a non-GAAP liquidity measure
provides useful information to management about the amount of cash available for investment in HP's businesses, funding
tegic acquisitions, repurchasing stock and other purposes. Free cash flow is among the primary indicators management uses
a basis for planning and forecasting future periods. We believe that presenting free cash flow provides investors with a more
nplete understanding of HP's underlying operating results and trends and an enhanced overall understanding of HP's financial
formance, liquidity and prospects for the future. This additional non-GAAP information is not meant to be considered in isolation
as a substitute for cash flow from operations prepared in accordance with GAAP.

FY06 Revenue By Region



EMEA
Americas (Canada/ Latin America 9%, U.S. 35%)
Asia Pacific
40%, up 2% Y/Y
44%, up 9% Y/Y
16%, up 7% Y/Y

www.hp.com/investor/home

More information on HP's non-financial performance is available in our Global Citizenship Report at www.hp.com/go/report
Cover printed on 100-percent recycled paper.

4AA0-8557ENW 01/22/07